As filed with the Securities and Exchange Commission on September 12, 2003

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

21st CENTURY HOLDING COMPANY

(Exact name of Registrant as specified in its charter)

Florida	6331	65-0248866
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4161 N.W. 5th Street

Plantation, FL  33317

(954) 581-9993

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard A. Widdicombe

Chief Executive Officer

21st Century Holding Company

4161 N.W. 5th Street

Plantation, FL  33317

(954) 581-9993

(Name, address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices and agent for service)

Copies of communications to:

A. Jeffry Robinson, P.A.

Broad and Cassel

201 South Biscayne Boulevard

Miami Center, Suite 3000

Miami, Florida 33131

Telephone:  (305) 373-9400

Telecopier:  (305) 373-9443

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.01 par value	625,000 shares	$15.69 (1)	$9,806,250	$793.33

(1)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ii

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, SEPTEMBER 12, 2003

PROSPECTUS

625,000 SHARES OF COMMON STOCK

21st CENTURY HOLDING COMPANY

This prospectus covers 625,000 shares of our common stock issuable by us from time to time as payment of principal and interest due on our 6% Senior Subordinated Notes due July 31, 2006. Principal and interest is due on the notes quarterly, on October 31, January 31, April 30 and July 31 of each year until the notes mature in 2006. The number of shares of our common stock issuable as payment of principal and interest will equal the total payment amount divided by 95% of the weighted-average volume on Nasdaq as reported by Bloomberg Financial Markets for the 20 consecutive trading days before the date of the payment.

Our common stock is traded on the Nasdaq National Market under the symbol “TCHC.” On September 9, 2003, the last reported sale price of the common stock on the Nasdaq National Market was $15.03 per share.

The shares of common stock offered hereby involve a high degree of risk and should be considered only by such persons capable of bearing the economic risk of such investment. You should carefully consider the “Risks of Investing in Our Shares” section beginning on page 7 of this prospectus.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give any information that is not contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September ____, 2003.

_____________________

FORWARD-LOOKING STATEMENTS

_____________________

We make statements in this prospectus that are not historical fact and are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” or “continue” or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. The risks and uncertainties include, but are not limited to, the risks and uncertainties described in this prospectus or from time to time in our filings with the SEC.

These risks and uncertainties include, among others, those described under “Prospectus Summary,” “Risk of Investing in Our Shares,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. In light of these risks and uncertainties, the forward-looking events discussed in this prospectus might not occur. In addition, actual results could differ materially from those suggested by the forward-looking statements, and therefore you should not place undue reliance on the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS SUMMARY

This is only a summary and does not contain all of the information that may be important to you. You should read the more detailed information contained in this prospectus and all other information, including the financial information and statements with notes, of this prospectus.

Overview

We are a vertically integrated insurance holding company, which, through our subsidiaries, controls substantially all aspects of the insurance underwriting, distribution and claims process. We underwrite personal automobile insurance, general liability insurance, flood insurance, homeowners insurance and mobile home property and casualty insurance in the States of Florida and Georgia through our wholly owned subsidiaries, Federated National Insurance Company and American Vehicle Insurance Company. During the year ended December 31, 2002, 83.42%, 13.75% and 2.83% of the policies we underwrote were for personal automobile insurance, homeowners insurance and mobile home property and casualty insurance, respectively. We internally process claims made by our own and third party insureds through our wholly owned claims adjusting company, Superior Adjusting, Inc. We also offer premium financing to our own and third-party insureds through our wholly owned subsidiary, Federated Premium Finance, Inc.

We market and distribute our own and third-party insurers’ products and our other services primarily in Central and South Florida, through a network of 23 agencies owned by Federated Agency Group, Inc., a wholly owned subsidiary, 42 franchised agencies, and approximately 125 independent agents. Through our wholly owned subsidiary, FedUSA, Inc., we franchise agencies under the FedUSA name. As of June 30, 2003, franchises were granted for 42 FedUSA agencies, of which 36 were operating. We intend to focus our future expansion efforts for our agency network on franchised agencies.

Assurance Managing General Agents, Inc., a wholly owned subsidiary, acts as Federated National’s and American Vehicle’s exclusive managing general agent. Assurance MGA currently provides all underwriting policy administration, marketing, accounting and financial services to Federated National, American Vehicle and our agencies, and participates in the negotiation of reinsurance contracts.

We offer electronic tax filing services through Express Tax Service, Inc., an 80%-owned subsidiary, as well as franchise opportunities for these services. As of June 30, 2003, there were 141 franchises granted in ten states. Revenue is generated through franchise sales, collection of royalties on tax preparation fees, incentives from business partners as well as fees from the preparation of income tax returns and income tax refund anticipation loans. In addition, Express Tax offers tax preparation services through more than 500 licensees nationwide, acting as sales representative.

We believe that we can be distinguished from our competitors because we generate revenue from substantially all aspects of the insurance underwriting, distribution and claims process. We provide quality service to both our agents and insureds by utilizing an integrated computer system, which links our insurance and service entities. Our computer and software systems allow for automated premium quotation, policy issuance, billing, payment and claims processing and enables us to continuously monitor substantially all aspects of our business.

Using these systems, our agents can access a customer’s driving record, quote a premium, offer premium financing and, if requested, generate a policy on-site. We believe that these systems have facilitated our ability to market and underwrite insurance products on a cost-efficient basis, allow our owned and franchised agencies to be a “one stop” shop for insurance, tax preparation and other services, and will enhance our ability to expand in Florida and to other states.

Our primary products are nonstandard and standard personal automobile insurance. Of the total premiums we received in 2002, 96.7% were for nonstandard insurance policies and 3.3% were for standard insurance policies. The former is principally provided to insureds who present an average risk profile in terms of payment history, driving record, vehicle and other factors. The latter is principally provided to insureds who are unable to obtain preferred or standard insurance coverage because of their payment history, driving record, age, vehicle type or other factors, including market conditions for preferred or standard risks. We believe that industry-wide underwriting standards for standard insurance coverage have become more restrictive, thereby requiring more drivers to seek coverage in the nonstandard automobile insurance market. We believe that these factors have contributed to an increase in the size of the nonstandard personal automobile insurance market.

We currently underwrite and sell insurance in Florida and Georgia; however, we intend to expand to other selected states and we have applied to obtain a license to underwrite and sell personal automobile insurance in Alabama and North Carolina. We have also applied in Louisiana for homeowner’s and general liability programs. We will select additional states for expansion based on a number of criteria, including the size of the personal automobile insurance market, statewide loss results, competition and the regulatory climate. Our ability to expand into other states will be subject to receiving prior regulatory approval of each state. Certain states impose operating requirements upon licensee applicants, which may impose burdens on our ability to obtain a license to conduct insurance business in those other states. There can be no assurance that we will be able to obtain the required licenses, and the failure to do so would limit our ability to expand geographically.

Our executive offices are located at 4161 N.W. 5th Street, Plantation, Florida and our telephone number is (954) 581-9993.

The Offering

Common stock to be issued by 21st Century	625,000 shares
Common stock outstanding after issuance	3,791,770 shares
Use of proceeds	We will not receive cash proceeds from the issuance of these shares, although we will reduce the aggregate principal balance of our notes outstanding by issuing these shares.
Risk factors	You should consider the risks discussed in “Risks of Investing in Our Shares” and elsewhere in this prospectus before deciding whether to invest in our common stock.
Nasdaq National Market symbol	TCHC

Summary Financial Data

You should read the following summary historical financial data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section later in this prospectus as well as our financial statements and related notes also contained later in this prospectus.

	As of or for the year ended December 31,					As of or for the Six months ended June 30,
	2002	2001	2000	1999	1998	2003	2002
Operations Data:
Revenue:
Gross premiums written	$63,036,468	$34,271,338	$32,073,768	$19,273,561	$21,195,144	$34,190,574	$30,811,709
Gross premiums ceded	(25,286,828)	(12,789,404)	(7,625,095)	(6,221,853)	(6,628,270)	(10,202,865)	(13,390,990)

Net premiums written	37,749,640	21,481,934	24,448,673	13,051,708	14,566,874	23,987,709	17,420,719
Decrease (increase) in unearned premiums, net of prepaid reinsurance premiums	(8,356,636)	(1,226,373)	(4,127,334)	404,640	(604,143)	(2,581,764)	(5,500,262)

Net premiums earned	29,393,004	20,255,561	20,321,339	13,456,348	13,962,731	21,405,945	11,920,457
Commission income	1,905,936	2,828,779	2,780,869	4,410,856	2,036,637	748,517	1,078,417
Finance revenue	4,452,626	5,267,523	5,709,848	3,696,843	1,825,268	2,263,029	2,253,652
Managing general agent fees	1,970,226	5,871,388	5,410,500	963,797	971,794	1,253,863	879,202
Net investment income	1,253,765	1,066,641	1,225,413	853,659	983,592	715,670	697,531
Net realized investment gains (losses)	(1,369,961)	(2,911,658)	(109,256)	952,153	441,810	1,419,700	(1,459,736)
Other income	2,973,949	3,098,332	2,214,894	1,043,798	446,635	2,000,065	1,874,830
Total revenue	40,579,545	35,476,566	37,553,607	25,377,454	20,668,467	29,806,789	17,244,353

Expenses:
Losses and loss adjustment expenses	15,987,125	16,154,902	14,990,118	8,094,677	9,133,332	14,281,456	6,514,827
Operating and underwriting expenses	10,778,990	11,644,183	11,892,577	7,032,428	4,291,613	5,449,141	5,416,634
Salaries and wages	8,004,694	8,478,771	9,375,775	7,474,572	4,042,226	4,357,819	3,946,244
Amortization of deferred acquisition costs, net	(2,064,314)	1,467,238	1,673,754	(18,563)	179,057	(1,037,492)	(1,100,979)
Amortization of goodwill	—	540,010	606,653	547,548	239,619	—	—
Total expenses	32,706,495	38,285,104	38,538,877	23,130,662	17,885,847	23,050,924	14,776,726

Income (loss) before provision for income tax expense and extraordinary gain	7,873,050	(2,808,538)	(985,270)	2,246,792	2,782,620	6,755,865	2,467,627
(Provision) benefit for income tax expense	(3,302,849)	630,553	462,396	(680,061)	(965,000)	(2,333,530)	(1,444,216)

Net income (loss) before extraordinary gain	4,570,201	(2,177,985)	(522,874)	1,566,731	1,817,620	4,422,235	1,023,411

Extraordinary gain	—	1,185,895	—	—	—	—	—
Net income (loss)	$4,570,201	$(992,090)	$(522,874)	$1,566,731	$1,817,620	$4,422,235	$1,023,411

Basic net income (loss) per share before extraordinary gain	$1.52	$(0.69)	$(0.15)	$0.46	$0.79	$1.46	$0.34

Extraordinary gain	$—	$0.38	$—	$—	$—	$—	$—

Basic net income (loss) per share	$1.52	$(0.31)	$(0.15)	$0.46	$0.79	$1.46	$0.34

Cash dividends declared per share	$0.15	$0.08	$0.02	$—	$—	$0.16	$0.04

	As of or for the year ended December 31,					As of or for the Six months ended June 30,
	2002	2001	2000	1999	1998	2003	2002
Balance Sheet Data:
Total assets	$75,318,011	$56,228,577	$55,412,969	$38,686,404	$38,176,403	86,188,276	$67,165,049
Investments	25,377,796	17,507,422	18,965,798	13,916,571	17,705,266	36,364,878	21,310,788
Finance contracts, consumer loans and pay advances receivable, net	7,217,873	10,813,881	13,792,791	9,642,163	7,093,593	4,886,007	13,366,005

Total liabilities	57,220,347	42,019,446	40,456,972	22,932,516	23,208,580	62,676,035	53,411,506
Unpaid losses and loss adjustment expenses	16,983,756	11,005,337	9,765,848	6,314,307	7,603,460	24,127,582	13,154,617

Unearned premiums	28,934,486	14,951,228	13,038,417	8,037,083	8,534,320	28,998,579	25,689,898
Revolving credit outstanding	4,312,420	6,676,817	8,091,034	4,650,026	2,062,948	3,765,476	6,383,581

Total shareholders’ equity	$18,097,664	$14,209,131	$14,955,997	$15,753,888	$14,967,823	$23,512,241	$13,753,543

Book value per share	$6.05	$4.69	$4.49	$4.67	$4.47	$7.55	$4.54

RISKS OF INVESTING IN OUR SHARES

You should carefully consider the following risks, in addition to the other information presented in this prospectus, before making an investment decision. If any of these risks or uncertainties actually occur, our business, results of operations, financial condition, or prospects could be substantially harmed, which would adversely affect your investment.

Risks Related to Our Business

Our revenues and operating performance may fluctuate with business cycles in the property and casualty insurance industry.

Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns characterized by periods of significant competition in pricing and underwriting terms and conditions, which is known as a “soft” insurance market, followed by periods of lessened competition and increasing premium rates, which is known as a “hard” insurance market. Although an individual insurance company’s financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern, with profitability generally increasing in hard markets and decreasing in soft markets. At present, we are experiencing a “hard” market in our automobile and property sectors. We cannot predict, however, how long these market conditions will persist.

If we are unable to continue our growth by expanding the insurance products we offer and expanding the markets in which we operate, our future financial results may suffer.

We have grown rapidly over the last few years. Our future growth will depend on our ability to underwrite and market additional insurance products and programs through our distribution network and our ability to further expand in the Florida market by franchising additional insurance agencies and establishing relationships with additional independent agents. Additionally, our goal is to expand our operations into other states. Whether we are able to accomplish these goals will depend on:

•

the availability of adequate capital,

•

our ability to obtain necessary regulatory approvals, and

•

our ability to maintain our financial strength ratings.

Availability of Capital. We believe that our company is sufficiently capitalized to operate our business as it now exists. Our existing sources of funds include our revolving loan from Flatiron Funding Company LLC, sales of our securities such as our recent private placement of $7,500,000 of our senior subordinated notes, and our earnings from operations and investments. Unexpected catastrophic events in our market areas could result in greater claims losses than anticipated, which could require us to limit or halt our growth while redeploying our capital to pay these unanticipated claims.

Regulatory Approvals. We have applied to the states of Alabama and North Carolina for licenses to underwrite and sell personal automobile insurance, as well as to the State of Louisiana for a license to write homeowner’s and general liability insurance. Although we are unaware at this time of any issues that would prevent us from obtaining these licenses, the state insurance regulators may require additional information, may add conditions to the licenses that we find unacceptable, or may deny our license applications. This would delay or prevent us from operating in those states. If we want to operate in any additional states, we must file similar applications for licenses, which is a time-consuming process that adds to our operating expenses.

Financial Strength Ratings. Third-party ratings agencies assess and rate the ability of insurers to pay its claims. These financial strength ratings are used by the insurance industry to assess the financial strength and quality of insurers. These ratings are based on criteria established by the rating agencies and reflect evaluations of each insurer’s profitability, debt and cash levels, customer base, adequacy and soundness of reinsurance, quality and estimated market value of assets, adequacy of reserves, and management. Ratings are based upon factors of concern to agents, reinsurers and policyholders and are not directed toward the protection of investors, such as purchasers of our common stock.

In 2002, A.M. Best Company assigned Federated National a B rating (“Fair,” which is the seventh of 14 rating categories) and American Vehicle a B+ rating (“Very Good,” which is the sixth of 14 rating categories). Federated National and American Vehicle are rated “A” (“Unsurpassed,” which is first of six ratings) by Demotech, Inc. If our financial condition deteriorates, we may not maintain our ratings. A downgrade or withdrawal of our ratings could severely limit or prevent us from writing or renewing desirable insurance policies or from obtaining adequate reinsurance.

Although we follow the industry practice of reinsuring a portion of our risks, we may not be able to successfully alleviate risk through reinsurance arrangements.

We follow the insurance industry practice of reinsuring a portion of our risks and paying for that protection based upon premiums received on all policies subject to this reinsurance. Our business depends on our ability to transfer or “cede” significant amounts of risk insured by us. Reinsurance makes the assuming reinsurer liable to the extent of the risk ceded. Prevailing market conditions in the property insurance market have limited the availability and increased the cost of reinsurance, which has increased our costs and reduced our profitability. We are also subject to credit risk with respect to our current and future reinsurers, as the ceding of risk to reinsurers does not relieve us of liability to our insureds regarding the portion of the risk that has been reinsured, if the reinsurers fail to pay for any reason. The insolvency of any reinsurers or their inability to pay claims would increase the claims that we must pay, thereby also harming our results of operations.

Both Federated National and American Vehicle cede approximately 40% of their premiums from automobile insurance policies to Transatlantic Reinsurance Company. Federated National obtains reinsurance for its property insurance policies on the private market in Bermuda and London and through the Florida Hurricane Catastrophe Fund that reinsures Federated National for liabilities resulting from a storm of $5.5 million to $39.0 million in the aggregate.

Our investment portfolio may suffer reduced returns or losses, which would significantly reduce our earnings.

As do other insurance companies, we depend on income from our investment portfolio for a substantial portion of our earnings. A significant decline in investment yields in our investment portfolio caused by fluctuations in interest rates or volatility in the stock market, or a default by issuers of securities that we own, could adversely affect the value of our investment portfolio and the returns that we earn on our portfolio, thereby substantially harming our financial condition and results of operations. During the time that normally elapses between the receipt of insurance premiums and any payment of insurance claims, we invest the funds received, together with our other available capital, primarily in fixed-maturity investments, mortgage loans and equity securities in order to generate investment income. In 2002, our interest and dividends earned totaled $1.3 million, or 27 % of our total net income of $4.6 million.

We experienced net realized investment losses of $1,369,961 for 2002, $2,911,658 for 2001 and $109,256 for 2000. The net realized losses experienced in 2001 and 2000 were primarily a function of the widely publicized declines in the industrial common stock valuations. As a result of the declines in the equity markets in 2001, we acquired securities in the more conservative and highly rated industrial bond markets in late 2001 and the first half of 2002. During 2002, we incurred a $2,000,000 decline in value of our investment in WorldCom, Inc. bonds. This write down is reflected in the $1,369,961 loss incurred in 2002. We have been experiencing a declining interest rate environment during the past three years. The effect on our bond portfolio of this declining interest rate environment has been to decrease our yields to maturity and the interest income generated accordingly.

Our loss reserves may be inadequate to cover our actual liability for losses, and as a result our results of operations could be adversely affected.

We maintain reserves to cover our estimated ultimate liabilities for loss and loss adjustment expenses. These reserves are estimates based on historical data and statistical projections of what we believe the settlement and administration of claims will cost based on facts and circumstances then known to us. Actual losses and loss adjustment expenses, however, may vary significantly from our estimates. For example, after the Company compared its reserve levels to its actual claims for the prior years, the Company increased its liability for loss and loss adjustment expenses by $90,874 for 2002, by $2,568,476 for 2001, and by $1,444,556 for 2000. These increases reflected primarily the Company’s loss experience under its personal automobile policies. Because of the uncertainties that surround estimated loss reserves, we cannot be certain that our reserves will be adequate to cover our actual losses. If our reserves for unpaid losses and loss adjustment expenses are less than actual losses and loss adjustment expenses, we will be required to increase our reserves with a corresponding reduction in our net income in the period in which the deficiency is identified. Future loss experience substantially in excess of our reserves for unpaid losses and loss adjustment expenses could substantially harm our results of operations and financial condition.

We are subject to significant government regulation, which can limit our growth and increase our expenses, thereby reducing our earnings.

We are subject to laws and regulations of Florida, our state of domicile, and Georgia, and will be subject to the laws of any state in which we conduct business in the future. These laws and regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders. For example, these laws and regulations relate to authorized lines of business, capital surplus requirements, allowable rates and forms, investment parameters, underwriting limitations, restrictions upon transactions with affiliates, dividend limitations, changes in control, market conduct, and limitations on premium financing service charges. If we do not comply with the laws and regulations applicable to us, we may be subject to sanctions by the Florida Office of Insurance Regulation or monetary penalties. In addition, we may not be able to obtain necessary approvals to expand the types of insurance that we offer.

We rely on agents, most of whom are independent agents or franchisees, to write our insurance policies, and if we are not able to attract and retain independent agents and franchisees, our revenues would be negatively affected.

We currently market and distribute Federated National’s, American Vehicle’s and third-party insurers’ products and our other services through a network of 23 agencies that we own, 42 agencies that we franchise to others, and approximately 125 independent agents. Approximately 51% of our insurance products are sold through agents employed by us and franchised agents and approximately 49% of our products are sold through independent agents. Many of our competitors also rely on independent agents. As a result, we must compete with other insurers for independent agents’ business and other franchisors of insurance agencies for franchisees. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents and to attract franchisees for our agencies to sell our products. A material reduction in the amount of our products that independent agents sell would negatively affect our revenues.

Our primary insurance product, nonstandard automobile insurance, historically has a higher frequency of claims than standard automobile insurance, thereby increasing our potential for loss exposure beyond what we would be likely to experience if we offered only standard automobile insurance.

Nonstandard automobile insurance, which is our primary product, is provided to insureds who are unable to obtain preferred or standard insurance coverage because of their payment histories, driving records, age, vehicle types, or prior claims histories. This type of automobile insurance historically has a higher frequency of claims than does preferred or standard automobile insurance policies, although the average dollar amount of the claims is usually smaller under nonstandard insurance policies. As a result, we are exposed to the possibility of increased loss exposure and higher claims experience than would be the case if we offered only standard automobile insurance.

Florida’s personal injury protection insurance statute contains provisions that favor claimants, causing us to experience a higher frequency of claims than might otherwise be the case if we operated only outside of Florida.

Florida’s personal injury protection insurance statute limits an insurer’s ability to deny benefits for medical treatment that is unrelated to the accident, that is unnecessary, or that is fraudulent. In addition, the statute allows claimants to obtain awards for attorney’s fees. Although this statute has been amended several times in recent years, primarily to address concerns over fraud, the Florida Legislature has been only marginally successful in implementing effective mechanisms that allow insurers to combat fraud and other abuses. We believe that this statute contributes to a higher frequency of claims under nonstandard automobile insurance policies in Florida, as compared to claims under standard automobile insurance policies in Florida and nonstandard and standard automobile insurance polices in other states. Although we believe that we have successfully offset these higher costs with premium increases, because of competition, we may not be able to do so with as much success in the future.

Our business strategy is to avoid competition in our automobile insurance products based on price to the extent possible. This strategy, however, may result in the loss of business in the short term.

Although our pricing is inevitably influenced to some degree by that of our competitors, we believe that it is generally not in our best interest to compete solely on price, choosing instead to compete on the basis of underwriting criteria, our distribution network, and our superior service to our agents and insureds. We compete with respect to automobile insurance in Florida with more than 100 companies, including companies of comparable or smaller size, such as U.S. Security Insurance Company, United Automobile Insurance Company, Direct General Insurance Company and Security National, as well as major insurers such as Progressive Casualty Insurance Company. If we do not meet the prices offered by our competitors, we may lose business in the short term, which could also result in reduced revenues. We believe, however, that our strategy of avoiding price competition is best over the long term because it enables us to maintain the prices that we offer in line with our costs.

With operations concentrated in Florida, we could be adversely affected by unpredictable catastrophic events such as hurricanes and tropical storms.

We write insurance policies that cover automobile owners, homeowners and business owners for losses that result from catastrophes. Catastrophe losses can be caused by hurricanes, tropical storms, tornadoes, wind, hail, fires, riots and explosions, and their incidence and severity are inherently unpredictable. The extent of losses from a catastrophe is a function of two factors: the total amount of the insurance company’s exposure in the area affected by the event and the severity of the event. Our policyholders are currently concentrated in South and Central Florida, which is especially subject to adverse weather conditions such as hurricanes and tropical storms. Although we have not experienced significant claims as a result of a recent hurricane or other weather event, the occurrence of a catastrophe in South Florida could substantially harm us by causing claims to exceed our anticipated reserve for losses.

Our president and chief executive officer, and our president and chief executive officer of our principal subsidiaries, are key to the strategic direction of our company. If we were to lose the services of either of them, our business could be harmed.

We depend, and will continue to depend, on the services of one of our founders and principal shareholders, Edward J. Lawson, who is also our president and chairman of the board, as well as Richard Widdicombe, who is our chief executive officer and president of Federated National, American Vehicle and Assurance MGA. We have entered into an employment agreement with each of them and we maintain $3 million and $1 million in key life insurance on the lives of Mr. Lawson and Mr. Widdicombe, respectively. Nevertheless, because of Mr. Lawson’s and Mr. Widdicombe’s role and involvement in developing and implementing our current business strategy, the loss of either of their services could substantially harm our business.

Risks Related to an Investment in Our Shares

The trading of warrants may negatively affect the trading prices of our common stock.

We intend to list certain warrants issued in a private offering for trading on the Nasdaq National Market. Each of the warrants to be listed entitles the holder to purchase one-half of one share of our common stock at an exercise price per share determined 60 trading days after the closing date of the private offering. The trading of the warrants may negatively affect the trading prices of our common stock due to certain potential investment strategies that may be utilized by certain holders of the warrants.

Our largest shareholders control approximately 32% of the voting power of our outstanding common stock, which could discourage potential acquirors and prevent changes in management.

Edward J. Lawson and Michele V. Lawson beneficially own approximately 32% of our outstanding common stock. As our largest shareholders, and our only shareholders owning more than 10% of our stock, the Lawsons have significant influence over the outcome of any shareholder vote. This voting power may discourage takeover attempts, changes in management or other changes in our corporate governance that other shareholders may desire.

We have authorized but unissued preferred stock, which could affect rights of holders of common stock.

Our articles of incorporation authorize the issuance of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be issued as a method of discouraging a takeover attempt. Although we do not intend to issue any preferred stock at this time, we may do so in the future.

Our articles of incorporation and bylaws and Florida law may discourage takeover attempts and changes in management.

Our articles of incorporation and bylaws contain provisions that may discourage takeover attempts and may prevent changes in management.

•

Our board of directors is elected in classes, with only two or three of the directors elected each year. As a result, shareholders would not be able to change the membership of the board in its entirety in any one year.

•

Our articles of incorporation prohibit shareholders from acting by written consent, meaning that shareholders will be required to conduct a meeting in order to vote on any proposals or take any action.

•

Our bylaws require at least 60 days’ notice if a shareholder desires to submit a proposal for a shareholder vote or to nominate a person for election to our board of directors.

In addition, Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations, such as our company.

•

The Florida Control Share Act provides that shares acquired in a “control share acquisition” will not have voting rights unless the voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control share acquisition” is an acquisition, in whatever form, of voting power in any of the following ranges: (a) at least 20% but less than 33-1/3% of all voting power, (b) at least 33-1/3% but less than a majority of all voting power; or (c) a majority or more of all voting power.

•

The Florida Affiliated Transactions Act requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

As a holding company, we depend on the earnings of our subsidiaries and their ability to pay dividends to the holding company as the primary source of our income.

We are an insurance holding company whose primary assets are the stock of our subsidiaries. Our operations, and our ability to service our debt, are limited by the earnings of our subsidiaries and their payment of their earnings to us in the form of management fees, dividends, loans, advances or the reimbursement of expenses. These payments can be made only when our subsidiaries have adequate earnings. In addition, these payments made to us by our insurance subsidiaries are restricted by Florida law governing the insurance industry. Generally, Florida law limits the dividends payable by insurance companies under complicated formulas based on the subsidiary’s available capital and earnings. Under these formulas, Federated National would be able to pay approximately $200,000 in dividends in 2004 and American Vehicle would be able to pay approximately $70,000 in dividends in 2004. Florida law does authorize the Florida Office of Insurance Regulation to approve dividends that exceed the formula amounts.

No dividends were declared or paid by our subsidiaries in 2002, 2001 or 2000. Whether our subsidiaries will be able to pay dividends in 2003 depends on the results of their operations and their expected needs for capital. If our subsidiaries continue to achieve net income at current levels and conditions in the insurance markets remain relatively consistent, then we anticipate that our subsidiaries will begin to pay dividends to our company in 2003.

Historically, our operations and financing obligations have required approximately $40 million per year. We anticipate that some of our obligations will be met through future dividends from our subsidiaries and the remainder from our existing sources of capital, such as our line of credit. The most likely reason why we would not be able to meet our obligations is if a catastrophic event expected to occur no more often than once in every 100 years were actually to occur and simultaneously, our reinsurance arrangements were to fail. If we need additional sources of capital, we currently expect that we would offer our securities to investors or obtain financing secured by our assets.

USE OF PROCEEDS

The Company is issuing the shares of common stock covered by this prospectus directly to the holders of the Company’s notes in payment of principal and interest due on the notes. As a result, the Company will not receive cash proceeds from the issuance of these shares, although the Company will reduce the outstanding aggregate principal balance of the notes by issuing these shares. The Company has agreed to bear the costs of registering these shares, which the Company estimates will total $_____________.

MARKET FOR OUR SECURITIES

Our common stock has been listed for trading on the Nasdaq National Market under the symbol “TCHC” since November 5, 1998. For the calendar quarters indicated, the table below sets forth the high and low closing prices per share of our common stock based on published financial resources.

Quarter Ended	High	Low

June 30, 2003	$16.63	$10.71
March 31, 2003	$13.52	$9.18

December 31, 2002	$13.61	$6.68
September 30, 2002	$7.45	$4.29
June 30, 2002	$12.20	$4.55
March 31, 2002	$4.89	$3.04

December 31, 2001	$3.15	$1.50
September 30, 2001	$2.65	$0.98
June 30, 2001	$3.10	$2.03
March 31, 2001	$3.38	$1.91

As of September 10, 2003, there were approximately 36 holders of record of our common stock. We believe that the number of beneficial owners of our common stock is in excess of 850.

DIVIDEND POLICY

We paid a quarterly dividend of $0.02 per share on our common stock from the fourth quarter of 2000, until the third quarter of 2002. We declared a $0.05 per share dividend in the third quarter of 2002, a $0.06 per share dividend in the fourth quarter of 2002, a $0.07 per share dividend in the first quarter of 2003 and a $0.09 per share dividend in the second quarter of 2003. We currently expect to continue to pay a quarterly dividend in the future. However, payment of dividends in the future will depend on our earnings and financial position and such other factors, as our Board of Directors deems relevant. Moreover, our ability to continue to pay dividends may be restricted by regulatory limits on the amount of dividends that Federated National and American Vehicle are permitted to pay to us.

CAPITALIZATION

The following table sets forth as of June 30, 2003 the Company’s unaudited actual and pro forma capitalization, to reflect (a) the issuance of the Company’s 6% Senior Subordinated Notes due July 31, 2006, and (b) the issuance until the notes’ maturity of up to 625,000 shares of common stock in payment of the quarterly principal and interest due on the notes.

	Actual	Pro Forma to Reflect Issuance of Notes		Pro Forma to Reflect Principal and Interest Paid in Shares
Net cash and cash equivalents	$4,662,430	$11,662,430	(A)	$11,662,430

Subsidiary Debt:
Revolving credit line	3,765,476	3,765,476		3,765,476
Total subsidiary debt	3,765,476	3,765,476		3,765,476

Company Debt:
Notes	—	7,500,000		—
Total debt	3,765,476	11,265,476		3,765,476

Shareholders’ Equity:
Book value of shareholders’ equity	23,512,241	23,512,241		30,512,241
Total capitalization	$27,277,717	$34,777,717		$34,277,717

Underwriting Surplus Accounts:
Federal National	10,442,553	10,442,553		10,442,553
American Vehicle	6,012,939	10,012,939		10,012,939
Total capital surplus	$16,455,492	$20,455,492		$20,455,492

——————

(A)  Reflects the receipt of $7,000,000 in net proceeds from the sale of the notes.

SELECTED FINANCIAL DATA

The following selected financial data is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements of the Company and related Notes thereto included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of or for the year ended December 31,					As of or for the Six months ended June 30,
	2002	2001	2000	1999	1998	2003	2002
Operations Data:
Revenue:
Gross premiums written	$63,036,468	$34,271,338	$32,073,768	$19,273,561	$21,195,144	$34,190,574	$30,811,709
Gross premiums ceded	(25,286,828)	(12,789,404)	(7,625,095)	(6,221,853)	(6,628,270)	(10,202,865)	(13,390,990)

Net premiums written	37,749,640	21,481,934	24,448,673	13,051,708	14,566,874	23,987,709	17,420,719
Decrease (increase) in unearned premiums, net of prepaid reinsurance premiums	(8,356,636)	(1,226,373)	(4,127,334)	404,640	(604,143)	(2,581,764)	(5,500,262)

Net premiums earned	29,393,004	20,255,561	20,321,339	13,456,348	13,962,731	21,405,945	11,920,457
Commission income	1,905,936	2,828,779	2,780,869	4,410,856	2,036,637	748,517	1,078,417
Finance revenue	4,452,626	5,267,523	5,709,848	3,696,843	1,825,268	2,263,029	2,253,652
Managing general agent fees	1,970,226	5,871,388	5,410,500	963,797	971,794	1,253,863	879,202
Net investment income	1,253,765	1,066,641	1,225,413	853,659	983,592	715,670	697,531
Net realized investment gains (losses)	(1,369,961)	(2,911,658)	(109,256)	952,153	441,810	1,419,700	(1,459,736)
Other income	2,973,949	3,098,332	2,214,894	1,043,798	446,635	2,000,065	1,874,830
Total revenue	40,579,545	35,476,566	37,553,607	25,377,454	20,668,467	29,806,789	17,244,353

Expenses:
Losses and loss adjustment expenses	15,987,125	16,154,902	14,990,118	8,094,677	9,133,332	14,281,456	6,514,827
Operating and underwriting expenses	10,778,990	11,644,183	11,892,577	7,032,428	4,291,613	5,449,141	5,416,634
Salaries and wages	8,004,694	8,478,771	9,375,775	7,474,572	4,042,226	4,357,819	3,946,244
Amortization of deferred acquisition costs, net	(2,064,314)	1,467,238	1,673,754	(18,563)	179,057	(1,037,492)	(1,100,979)
Amortization of goodwill	—	540,010	606,653	547,548	239,619	—	—
Total expenses	32,706,495	38,285,104	38,538,877	23,130,662	17,885,847	23,050,924	14,776,726

Income (loss) before provision for income tax expense and extraordinary gain	7,873,050	(2,808,538)	(985,270)	2,246,792	2,782,620	6,755,865	2,467,627
(Provision) benefit for income tax expense	(3,302,849)	630,553	462,396	(680,061)	(965,000)	(2,333,530)	(1,444,216)

Net income (loss) before extraordinary gain	4,570,201	(2,177,985)	(522,874)	1,566,731	1,817,620	4,422,235	1,023,411

Extraordinary gain	—	1,185,895	—	—	—	—	—
Net income (loss)	$4,570,201	$(992,090)	$(522,874)	$1,566,731	$1,817,620	$4,422,235	$1,023,411

Basic net income (loss) per share before extraordinary gain	$1.52	$(0.69)	$(0.15)	$0.46	$0.79	$1.46	$0.34

Extraordinary gain	$—	$0.38	$—	$—	$—	$—	$—

Basic net income (loss) per share	$1.52	$(0.31)	$(0.15)	$0.46	$0.79	$1.46	$0.34

Cash dividends declared per share	$0.15	$0.08	$0.02	$—	$—	$0.16	$0.04

	As of or for the year ended December 31,					As of or for the Six months ended June 30,
	2002	2001	2000	1999	1998	2003	2002
Balance Sheet Data:
Total assets	$75,318,011	$56,228,577	$55,412,969	$38,686,404	$38,176,403	86,188,276	$67,165,049
Investments	25,377,796	17,507,422	18,965,798	13,916,571	17,705,266	36,364,878	21,310,788
Finance contracts, consumer loans and pay advances receivable, net	7,217,873	10,813,881	13,792,791	9,642,163	7,093,593	4,886,007	13,366,005

Total liabilities	57,220,347	42,019,446	40,456,972	22,932,516	23,208,580	62,676,035	53,411,506
Unpaid losses and loss adjustment expenses	16,983,756	11,005,337	9,765,848	6,314,307	7,603,460	24,127,582	13,154,617

Unearned premiums	28,934,486	14,951,228	13,038,417	8,037,083	8,534,320	28,998,579	25,689,898
Revolving credit outstanding	4,312,420	6,676,817	8,091,034	4,650,026	2,062,948	3,765,476	6,383,581

Total shareholders’ equity	$18,097,664	$14,209,131	$14,955,997	$15,753,888	$14,967,823	$23,512,241	$13,753,543

Book value per share	$6.05	$4.69	$4.49	$4.67	$4.47	$7.55	$4.54

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

The Company is a vertically integrated insurance holding company, which, through its subsidiaries, controls substantially all aspects of the insurance underwriting, distribution and claims process. The Company underwrites personal automobile insurance, general liability insurance, flood insurance, homeowners insurance and mobile home property and casualty insurance in the States of Florida and Georgia through its subsidiaries, Federated National and American Vehicle. The Company internally processes claims made by its own and third party insureds through a wholly owned claims adjusting company, Superior. The Company also offers premium financing to its own insureds through its wholly owned subsidiary, Federated Premium.

The Company markets and distributes its own and third-party insurers’ products and its other services primarily in Central and South Florida, through a network of 23 agencies owned by Federated Agency Group, a wholly owned subsidiary, 42 franchised agencies and approximately 125 independent agents. The Company, through its wholly owned subsidiary, FedUSA, franchises agencies under the FedUSA name. The Company intends to focus its future expansion efforts for its agency network on franchised agencies.

Assurance MGA, a wholly owned subsidiary, acts as Federated National’s and American Vehicle’s exclusive managing general agent. Assurance MGA currently provides all underwriting policy administration, marketing, accounting and financial services to Federated National, American Vehicle and the Company’s agencies and participates in the negotiation of reinsurance contracts.

Assurance MGA generates revenue through policy fee income and other administrative fees from the marketing of companies’ products through the Company’s distribution network. Although Assurance MGA recently replaced business from an unaffiliated insurance company with business from American Vehicle, and ceased acting as a third-party administrator for this company, Assurance MGA plans to establish relationships with additional carriers and add additional insurance products in the future.

The Company offers electronic tax filing services through Express Tax, an 80%-owned subsidiary, as well as franchise opportunities for these services. As of June 30, 2003, there were 141 franchises granted in ten states. Revenue is generated through franchise sales, collection of royalties on tax preparation fees, incentives from business partners as well as fees from the preparation of income tax returns and income tax refund anticipation loans. In addition, Express Tax offers tax preparation services through more than 500 licensees nationwide, acting as sales representatives.

The Company’s business, results of operations and financial condition are subject to fluctuations due to a variety of factors. Abnormally high severity or frequency of claims in any period could have a material adverse effect on the Company’s business, results of operations and financial condition. Also, if the Company’s estimated liabilities for unpaid losses and loss adjustment expenses are less than actual losses and loss adjustment expenses, the Company will be required to increase reserves with a corresponding reduction in the Company’s net income in the period in which the deficiency is identified.

The Company operates in a highly competitive market and faces competition from both national and regional insurance companies, many of whom are larger and have greater financial and other resources than the Company, have favorable A.M. Best ratings and offer more diversified insurance coverage. The Company’s competitors include other companies that market their products through agents, as well as companies that sell insurance directly to their customers. Large national writers may have certain competitive advantages over agency writers, including increased name recognition, increased loyalty of their customer base and reduced policy acquisition costs. The Company may also face competition from new or temporary entrants in its niche markets. In some cases, such entrants may, because of inexperience, desire for new business or other reasons, price their insurance below the pricing structure of the Company. Although the Company’s pricing is inevitably influenced to some degree by that of its competitors, management of the Company believes that it is generally not in the Company’s best interest to compete solely on price, choosing instead to compete on the basis of underwriting criteria, its distribution network and superior service to its agents and insureds. The Company competes with respect to automobile insurance in Florida with more than 100 companies, which underwrite personal automobile insurance. Companies of comparable or smaller size, which compete with the Company in the personal automobile insurance industry, include U.S. Security Insurance Company, United Automobile Insurance Company, Direct General Insurance Company and Security National, as well as major insurers such as Progressive Casualty Insurance Company. Competition could have a material adverse effect on the Company’s business, results of operations and financial condition.

Critical Accounting Policies

The Company’s accounting policies are more fully described in Note 2 of the Notes to the Company’s Consolidated Financial Statements included in this prospectus. As disclosed therein, the preparation of financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of the Company’s financial statements include estimates associated with management’s evaluation of the determination of liability for unpaid losses and loss adjustment expense and the recoverability of goodwill. In addition, significant estimates form the basis for the Company’s reserves with respect to finance contracts, premiums receivable and deferred income taxes. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, and in the case of unpaid losses and loss adjustment expense, an actuarial valuation. Management constantly reevaluates these significant factors and makes adjustments where facts and circumstances dictate. See Note 2 of Notes to Consolidated Financial Statements.

Accounting Changes. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of Financial Accounting Standards Board Statement No. 133,” which because of the Company’s early adoption of Statement of

Financial Accounting Standard No. 133, was effective for all fiscal quarters beginning after June 15, 2000. This statement amends the accounting and reporting standards of Statement of Financial Accounting Standard No. 133 for certain derivative instruments and certain hedging activities. Because the Company has limited involvement with derivative financial instruments and does not engage in the derivative market for hedging purposes, the adoption of Statement of Financial Accounting Standard No. 138 did not have a material effect on the Company’s financial statements.

Effective January 1, 2000, the Company adopted Statement of Position 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk.” The Statement of Position provides guidance on accounting for insurance and reinsurance contracts that do not transfer insurance risk. All of the Company’s reinsurance agreements are risk-transferring arrangements, accounted for according to Statement of Financial Accounting Standard No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.” The adoption of Statement of Position 98-7 had no effect on the Company’s financial statements.

Effective July 1, 2000, the Company adopted Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Including Stock Compensation (an Interpretation of Accounting Principles Board Opinion No. 25).” Financial Accounting Standards Board Interpretation No. 44 clarifies the application of Accounting Principles Board Opinion No. 25 for only certain issues, such as: (a) the definition of employee for purposes of applying Accounting Principles Board Opinion No. 25; (b) the criteria for determining whether a plan qualifies as a noncompensatory plan; (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award; and (d) the accounting for an exchange of stock compensation awards in a business combination. The adoption of Financial Accounting Standards Board Interpretation No. 44 did not have a material effect on the Company’s financial statements.

Effective December 31, 2000, the Company adopted Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” The Staff Accounting Bulletin summarizes the SEC staff’s views on applying accounting principles generally accepted in the United States to the recognition of revenue in financial statements. The adoption of Staff Accounting Bulletin No. 101 had no effect on the Company’s financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, “Business Combinations,” which became effective January 1, 2002. Statement of Financial Accounting Standard No. 141 requires all business combinations initiated after September 30, 2001 to be accounted for using the purchase method. Additionally, Statement of Financial Accounting Standard No. 141 requires an acquired intangible asset, whenever acquired, to be recognized separately from goodwill if the benefit of the intangible asset is obtained through contractual or other legal rights or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so. The adoption of Financial Accounting Standard No. 141 had no effect on the Company.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets,” which became effective January 1, 2002. Statement of Financial Accounting Standard No. 142 eliminates the amortization of goodwill over its estimated useful life, but requires goodwill to be subject to at least an annual assessment for impairment by applying a fair-value-based test to determine recoverability. Upon adoption of Financial Accounting Standards No.142 January 1, 2002, the Company ceased amortization of goodwill. See footnote (t) GOODWILL for additional information.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations,” which became effective for fiscal years beginning after June 15, 2002. Statement of Financial Accounting Standard No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. Adoption of this statement has had no material effect on the Company’s financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which became effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Statement of Financial Accounting Standard No. 144 revises and clarifies the existing professional guidance addressing: (a) recognition and measurement of the impairment of long-lived assets to be held and used; (b) the measurement of long-lived assets to be disposed of by sale; and (c) the reporting of discontinued operations and components of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. The adoption of Statement of Financial Accounting Standard No. 144 had no effect on the Company’s financial statements.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, “Rescission of Financial Accounting Standards Board Statements No. 4, 44 and 64, Amendment of Financial Accounting Standards Board Statement No. 13, and Technical Corrections,” which became effective for fiscal years beginning after May 15, 2002. The rescission of Statement of Financial Accounting Standard No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and Statement of Financial Accounting Standard No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” which had amended Statement of Financial Accounting Standard No. 4, will affect income statement classification of gains and losses from extinguishment of debt. Statement of Financial Accounting Standard No. 4 required material gains and losses from extinguishment of debt to be classified as extraordinary items. Under Statement of Financial Accounting Standard No. 145, extinguishment of debt is now considered a risk management strategy by the reporting enterprise, and the Financial Accounting Standards Board does not believe it should be considered extraordinary under the criteria in Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” unless the debt extinguishment meets the unusual-in-nature and infrequency-of-occurrence criteria in Accounting Principles Board Opinion No. 30. The adoption of Statement of Financial Accounting Standard No. 145 will have no effect on the Company’s financial statements.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” Statement of Financial Accounting Standard No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Statement of Financial Accounting Standard No. 146 requires that, in certain instances, costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. Statement of Financial Accounting Standard No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of Statement of Financial Accounting Standard No. 146 will have no effect on the Company’s financial statements.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 147, “Acquisitions of Certain Financial Institutions,” which clarifies the accounting treatment for acquisitions of financial institutions. In addition, this Statement amends Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Statement of Financial Accounting Standard No. 147 is effective on October 1, 2002. The adoption of Statement of Financial Accounting Standard No. 147 will have no effect on the Company’s financial statements.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” which amended Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation.” The new standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

Additionally, the statement amends the disclosure requirements of Statement of Financial Accounting Standard No. 123 to require prominent disclosures in the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements for fiscal years ending after December 15, 2002. In compliance with Statement of Financial Accounting Standard No. 148, the Company has elected to continue to follow the intrinsic value method in accounting for stock-based employee compensation arrangement as defined by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and have made the applicable disclosures in the “Stock-Based Compensation” section, see Note 16.

In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” In general, this Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of FAS No. 149 will not have a material effect on the financial statements of the Company.

In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for an issuer to classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires an issuer to classify a financial instrument that meets certain characteristics as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS No. 150 will not have a material effect on the financial statements of the Company.

Analysis of Financial Condition

As of June 30, 2003 as Compared to December 31, 2002

Investments. Investments increased $11.0 million, or 43.3%, to $36.4 million as of June 30, 2003 as compared to $25.4 million as of December 31, 2002. Cash provided by operations amounted to $10.4 million during the six months ended June 30, 2003. For further detail, see the section titled “Quantitative and Qualitative Disclosures About Market Risk,” below.

Finance Contracts and Pay Advances Receivable. Finance contracts decreased $2.3 million, or 31.9%, to $4.9 million as of June 30, 2003. The continued decrease is due to the direct-bill feature offered by the insurance companies wherein the policyholder can renew and pay premiums directly to the insurance companies.

Prepaid Reinsurance Premiums. Prepaid reinsurance premiums decreased $2.6 million, or 23.0%, to $8.7 million as of June 30, 2003 from $11.3 million as of December 31, 2002. The decrease is the result of a decrease in American Vehicle ceded quota-share reinsurance from 70% of its premiums written to 40% effective November 1, 2002. Federated National’s ceded quota-share reinsurance changed from 40% of automobile premiums written in 2002 to 30% for automobile premiums written in the first quarter of 2003. Subsequent to the first quarter of 2003, the cession for Federated National was changed to 40%.

Reinsurance Recoverable. Reinsurance recoverable increased $4.2 million to $12.1 million as of June 30, 2003 from $7.9 million as of December 31, 2002. This increase is the result of the increase in loss and loss adjustment expenses incurred and, to a lesser extent, the timing of settlements between the Company and its reinsurer. All amounts are considered current.

Deferred Acquisition Costs, Net. Deferred acquisition costs increased from $7,721 as of December 31, 2002 to $829,042 as of June 30, 2003. The December 31, 2002 balance was composed of commission expense offset by ceded commissions income, of approximately $(422,920) and other expenses connected with the writing of premiums such as salaries, payroll taxes and premium taxes, and offset by policy fees of $430,641. At June 30, 2003, commission expense net of commission income was $417,351 and expenses connected with the writing of premiums such as salaries and premium taxes, were further offset by policy fees of $411,691. Deferred policy acquisition costs, net, increased primarily due to the decrease in ceded unearned commissions. The decrease in ceded unearned commissions relates to the decline in the decreased reliance of quota-share reinsurance associated with the insurance company’s automobile premiums.

Unpaid Losses and Loss Adjustment Expenses. Unpaid loss and loss adjustment expenses increased $7.1 million from $17.0 million as of December 31, 2002 to $24.1 June 30, 2003. The increase is associated with an apparent increase in frequency and severity of claims activity associated with our automobile business. Federated National’s reserves increased by $3.1 million and represent 44.19% of the total reserve increase. American Vehicle’s reserves increased by $4.0 million and represent 55.81% of the total reserve increase. Factors that affect unpaid losses and loss adjustment expenses include the estimates made on a claim-by-claim basis known as case reserves coupled with bulk estimates known as incurred but not reported (IBNR). Interim estimates of the ultimate costs required to settle all claim files are based on all available information encompassing prior loss trends and current payment patterns.

Premium Deposits. Premium deposits represent premiums collected in advance of the policy’s effective date of coverage and are generally associated with the Company’s home and mobile home insurance policies. Premium deposits increased from $656,000 as of December 31, 2002 to $1.0 million as of June 30, 2003 primarily due to the additional home owners’ policies written.

Accounts Payable and Accrued Expenses. Accounts payable and accrued expenses decreased by $1.0 million primarily due to the Company’s payment of its premium taxes and to a lesser extent a scheduled payment of contingent commissions.

As of December 31, 2002 as Compared to December 31, 2001

Investments. Investments increased $7.9 million to $25.4 million as of December 31, 2002 from $17.5 million as of December 31, 2001 primarily as a result of an increase in insurance premiums written. An investment impairment of $2.0 million was charged to operations in 2002 for WorldCom bonds held by the Company and reflecting WorldCom’s bankruptcy. These bonds were marked to market from $2.5 million to $0.5 million based on the Company’s estimate of the estimated net realizable value of the bonds. As a result of this occurrence, management more carefully monitors its investment concentrations, industries and asset allocations. There were no instances of significant concentrations of investment securities requiring write downs. The Company did not hold any non-traded investment securities during 2002 or 2001.

Below is a summary of unrecognized impairment loss at December 31, 2002 by investment category.

Net Unrealized Gains (Losses)
December 31, 2002 Fixed maturities:
U.S. government obligations	$425
Obligations of states and political subdivisions	33,610

Corporate securities:
Communications	(332,383)
Financial	62,101
Other	28,703
$(207,544)

Equity securities:
Preferred stocks	$(316)
Common stocks	(23,843)
$(24,159)
Total fixed and equity securities	$(231,704)

It is often difficult to anticipate the necessity for “other than temporary” mark downs. An issuer’s delinquent interest payments and/or delinquent principal repayments, coupled with adverse news bulletins such as filing for bankruptcy, would indeed trigger the necessity to recognize a devaluation. Based on information known through the release of the issurers’ respective financial statements, the Company determined, in its best judgment, that all other market values less than cost were temporary. Temporary timing differences between current market price and book value do not affect current earnings, but are treated as adjustments to the equity section of the Company’s balance sheet. When the current market price of a security is less than book value and the timing differences are associated with “other than temporary” or permanent declines, then the resulting adjustment would have a negative impact on earnings and would be recognized in the current period earnings. Such adjustments cannot be subsequently revalued upward through earnings.

The following table relates to securities with an unrealized loss.

	2002				2001
	Carrying Value	Unrealized Gain (Loss)	% of Unrealized Gain (Loss) to Carrying Value		Carrying Value	Unrealized Gain (Loss)	% of Unrealized Gain (Loss) to Carrying Value

Fixed maturities investment grade	$24,400,348	$(294,803)	(1.21%	)	$16,915,642	$(202,231)	(1.20%	)
Fixed maturities non-investment grade	$500,243	$87,257	17.44%		$—	$—	—
Preferred stock	$208,316	$(316)	(0.15%	)	$208,316	$(15,816)	(7.59%	)
Common stock	$355,549	$(23,843)	(6.71%	)	$—	$—	—
Total	$25,464,456	$(231,705)			$17,123,958	$(186,505)

Of the securities held in the Company’s investment portfolio, 97.3% and 95.5% were bonds, and 2.1% and 1.1% were equity securities at December 31, 2002 and 2001, respectively. Investment in mortgage loans were 0.6% and 3.4% at December 31, 2002 and 2001, respectively.

Of the total fair value and unrealized loss of the Company’s investment portfolio, 19.64% and 0 % of the fair value, and 0 % and 0 % of the unrealized loss at December 31, 2002 and 2001, respectively, were attributable to non-investment grade or non-rated securities.

As of December 31, 2002, there were no unrealized losses of individual material securities positions.

The following is a summary of the securities sold at a loss during 2002.

Description	Amount of Loss	Fair Value	Discussion:
Lucent Tech.	$(103,696)	$794,256

During 2002, the telecommunications industry was adversely

affected by the circumstances involving the investigation and discovery of fraud in companies such as WorldCom, Enron, etc.

Lucent was acquired in May 2001 and has been at an unrealized loss since that time. The ability and intent to hold securities with unrealized losses until they mature or recover is not contradicted in this case because of the unusual and unpredictable circumstances which occurred during 2002.

Other fixed securities	$(59,549)	$2,185,045	The numerous securities included here realized losses at a less material amount and occurred as a result of overall market declines.
Common	$(103,334)	$923,908	The numerous securities included here realized losses at a less material amount and occurred as a result of overall market declines. Net gains were realized as a result of sales during 2002.

The following table shows the maturity dates for the fixed maturity securities in the Company’s investment portfolio grouped by class:

	1 Year or Less	1-5 Years	5-10 Years	10-20 Years	+20 Years	Total
U.S. Government	$—	$102,183	$—	$—	$—	$102,183
Municipals	103,304	468,274	5,403,352	2,385,390	195,831	8,556,151
Corporate	2,272,263	12,371,401	1,598,594	—	—	16,242,258
Total	$2,375,567	$12,941,858	$7,001,946	$2,385,390	$195,831	$24,900,592
% of Total	9.54%	51.97%	28.12%	9.58%	0.79%	100%

For 2002, the Company’s fixed maturities rate of return was 12% as compared to the Lehman Treasury Bond Fund of 10% and the Company’s rate of return for stocks held was (5%) as compared to the S&P of (23%) for the same period.

Finance Contracts. Finance contracts receivable decreased $3.6 million from $10.8 million as of December 31, 2001 to $7.2 million as of December 31, 2002 primarily because, beginning in the third quarter 2001, the Company now only finances contracts from Company owned agencies and Company franchised agencies and no longer finances contracts originated by third party agencies.

Prepaid Reinsurance Premiums. Prepaid reinsurance premiums increased $5.7 million to $11.3 million as of December 31, 2002 from $5.6 million as of December 31, 2001 primarily due the acquisition of American Vehicle in November 2001.

Reinsurance Recoverable - Net. Reinsurance recoverable increased $0.8 million to $7.9 million as of December 31, 2002 from $7.1 million as of December 31, 2001. This increase is the result of the addition of American Vehicle offset in part by the timing of settling monthly quota share treaties for the respective insurance companies.

Premiums Receivable. Premiums receivable were $8.4 million as of December 31, 2002, an increase of $6.8 million as compared to $1.6 million outstanding as of December 31, 2001. This increase is the result of added emphasis placed on direct bill premium financing by both Federated National and American Vehicle.

Deferred Acquisition Costs - Net. Deferred acquisition costs decreased from $12,000 as of December 31, 2001 to $8,000 as of December 31, 2002. Included in the December 31, 2001 balance were deferred commissions of $1.7 million offset by unearned ceded commissions of $1.7 million. As of December 31, 2002, deferred commissions were $3.0 million offset by unearned ceded commissions of $3.0 million. The increase in unearned ceded commissions is related to the increase in reinsurance recoverable discussed above.

Deferred acquisition costs recognized for 2002 resulted in approximately $2.1 million of income as compared to a net expense for 2001 of approximately $1.5 million. The 2002 income recognized results primarily from the netting of ceded commissions earned against the costs amortized each year which exceeded such costs in 2002. The change in deferred policy acquisition costs, net of approximately $3.5 million, from 2002 to 2001 occurred as a result of the increased ceded commissions written in 2002 over 2001 of approximately $12.5 million, a reduction in the amount of commissions paid to independent agents as a result of in-house underwriting, recognition of unearned commissions related to third-party premium underwriting which was discontinued in late 2001, and the utilization of the available in-house underwriting capacity to absorb the increase in earned premiums from 2002 over 2001.

Deferred Income Taxes. The deferred income tax asset increased $0.4 million to $2.7 million as of December 31, 2002 from $2.3 million as of December 31, 2001, primarily due to the increase of discounted unearned premiums from American Vehicle and the other than temporary write down of the Company’s position held with WorldCom, Inc.

Goodwill. Goodwill remained unchanged during 2002 due to the adoption of SFAS 142 where-in the Company’s assessment of goodwill indicated no impairment.

Unpaid Losses and Loss Adjustment Expenses. Unpaid loss and loss adjustment expenses increased $6.0 million, from $11.0 million at December 31, 2001 to $17.0 million as of December 31, 2002. This increase is primarily due to the addition of American Vehicle’s loss reserves, which represent a full year’s experience for 2002.

Reserve estimation is an ongoing process in which management assesses reserve adequacy based on as much information as possible. Frequency and severity trends guide management to its conclusions as to the ultimate cost to close a claim file.

Comparing incurred loss and loss adjustment expenses for the first half of 2003 to 2002, the addition of American Vehicle accounts for 73% of the $3.6 million increase to reserves. Mitigating this reserve increase is the increase in earned premiums of $5.0 million for the same period, of which 67% of that increase can also be attributed to American Vehicle.

The loss reserves, net of reinsurance, increased $747,000 over December 31, 2002. The increase in the reserve for the year represents a decrease for payments on outstanding claims as of December 31, 2001 of $5,296,000 and a decrease in the reserve of $4,579,000 for the amount necessary to adjust the reserve to the reevaluated amount of the reserve for accident years 2001 and prior. This increase in the reserve was necessary in management’s judgment to reflect recent trends in the amount of claims settled as compared with the previous amount estimated to settle such claims.

The table below depicts the reserve balances by major line of business for the years ended December 31, 2002 and 2001.

Line of Business	2002	2001

Automobile liability	$14,813,864	$10,323,231
Automobile physical damage	1,165,008	87,241
Homeowner and mobile homeowner	1,004,884	594,865
Total unpaid loss and Loss adjustment expenses	$16,983,756	$11,005,337

The Company employs various statistical methodologies, including but not limited to, frequency and severity models, paid to ultimate models, and ultimate loss ratio methods, to determine management’s best estimate of the unpaid losses and loss adjustment expense. Subsequently, the Company’s data is submitted to an actuary who subjects the data experience to many actuarially accepted models. Based on all available information, the actuary issues a report setting forth his opinion regarding the reserve adequacy. The Company’s actuary provides a separate report for each of the Company’s insurance subsidiaries. Federated National carried reserves of $12,129,000 at December 31, 2002, while the actuary’s results concluded that of the possible range of outcomes, approximately $9,900,000 would be the low estimate and $16,800,000 would be the high estimate. American Vehicle carried reserves of $5,799,000 at December 31, 2002, while the actuary’s estimate of reserves was approximately $4,700,000.

Federated National and American Vehicle do not insure asbestos-related illnesses, environmental remediation, product liability and other highly uncertain exposures.

Unearned Premium. Unearned premium increased $14.0 million from $15.0 million as of December 31, 2001 to $29.0 million as of December 31, 2002. The balance of unearned premium is determined by the amount and timing of when policies are written. The increase in 2002 is primarily attributable to the addition of American Vehicle’s operations.

Revolving Credit Outstanding. Revolving credit outstanding decreased $2.4 million to $4.3 million as of December 31, 2002 from $6.7 million as of December 31, 2001. This decrease is related to the decrease in finance contracts due the Company’s continued emphasis on direct bill insurance premiums in 2002.

Unearned Commissions. Unearned commissions declined in 2002 from $1.2 million to $19,000 due to the completion of Assurance MGA’s underwriting an insurance program as a third party administrator.

Premium Deposits. Premium deposits were $0.7 million as of December 31, 2002 as compared $1.1 million as of December 31, 2001. This change is caused primarily by the timing of disbursements for cancelled policies and the timing of receipt of premium dollars as compared to the receipt of the policy from the agents.

Results of Operations

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Gross Premiums Written. Gross premiums written increased $3.4 million, or 11%, to $34.1 million for the six months ended June 30, 2003, as compared to $30.8 million for the comparable period in 2002. The increase is primarily due to additional marketing of its home- owners’ insurance product. The following table denotes gross premiums written by major product line.

	Six Months Ended June 30,
	2003		2002
Automobile	$25,954,630	75.9%	$24,854,334	80.6%
Homeowners	7,258,461	21.2%	4,917,591	16.0%
Mobile homeowners	977,483	2.9%	1,039,784	3.4%
Gross written premiums	$34,190,574	100.0%	$30,811,709	100%

Gross Premiums Ceded. Gross premiums ceded decreased from $13.4 million for the six months ended June 30, 2002, to $10.2 million for the six months ended June 30, 2003. For 2002, Federated National reinsured through a quota-share agreement 40% of its written automobile premiums and American Vehicle reinsured 70% of its written automobile premiums. In 2003, Federated National and American Vehicle reinsured 40% of their written automobile premiums. The amount of quota share reinsurance maintained by Federated National is determined by management, based on estimated annual written premiums and estimated year-end surplus, in order to comply with insurance regulations.

Decrease in Unearned Premiums, Net of Prepaid Reinsurance Premiums. The decrease in unearned premiums, net of prepaid reinsurance premiums, was $2.6 million for the six months ended June 30, 2003 compared to $5.5 million for the six months ended June 30, 2002. This decrease reflects the relatively unchanged balance of the unearned premium liability in conjunction with the modest increase in written premium for the comparable period.

Commission Income. Commission income is generated from the sale of other insurance company products by our captive agents. The decline in commission income is primarily due to the Company’s emphasis on selling its own insurance products.

Managing General Agent Fees. Managing general agent fees increased $374,000 to $1.3 million for the six-month period ended June 30, 2003 from $879,000 for the same period in 2002. The increase can be attributed to increased volume in the American Vehicle’s automobile program and Federated National’s homeowner program as compared to the same period last year.

Net Securities Gains (Losses). The Company experienced net losses of $1.5 million for the six-month period ended June 30, 2002 compared to net gains of $1.4 million for the same period in 2003. Realized gains for the six months ending June 30, 2003 totaled $1.6 million and realized losses for the same period were $0.2 million. In June 2002, the Company recorded a loss of $1.5 million on its $2.5 million investment in WorldCom bonds.

Losses and Loss Adjustment Expenses. The Company’s loss ratio, as determined in accordance with GAAP, for the six-month period ended June 30, 2003 was 66.7% compared with 54.7% for the same period in 2002. Losses and loss adjustment expenses incurred increased $7.8 million to $14.3 million for the six-month period ended June 30, 2003 from $6.5 million for the same period in 2002. The Company attributes the overall increase in the loss ratio primarily to its liability lines of insurance associated with automobile claims and the related estimates of the costs necessary to settle the claim files. The estimated cost to close all claim files, for accident years other than the current year and net of reinsurance recoveries has increased by a total of $2.3 million over the estimates made as of December 31, 2002 primarily due to an increase in claims frequency and claims severity. The table below reflects the loss ratios by product line.

	Six Months Ended June 30,
	2003	2002
Automobile	83.77%	79.39%
Homeowner	14.64%	20.12%
Mobile homeowner	27.39%	11.80%
Totals	66.72%	54.65%

Losses and loss adjustment expenses, the Company’s most significant expenses, represent actual payments made and changes in estimated future payments to be made to or on behalf of its policyholders, including expenses required to settle claims and losses.

Amortization of Deferred Policy Acquisition Costs. Amortization of deferred policy acquisition costs decreased from a credit of $1.1 million for the six-month period ended June 30,

2002 to a credit $1.0 million for the same period in 2003. Amortization of deferred policy acquisition costs consists of the actual policy acquisition costs, including commissions, payroll and premium taxes, less commissions earned on reinsurance ceded and policy fees earned. The decline is attributable to the decrease in ceded unearned commissions. The decrease in ceded unearned commissions relates to the decline in the decreased reliance of quota-share reinsurance associated with the insurance company’s automobile premiums.

Provision for Income Tax Expense.  The effective rate for income tax expense is 33.5% for the six months ended June 30, 2003 compared with 58.5% for the same period in 2002. The change to the effective rate reflects the Company’s ability to generate realized gains and the benefit of netting capital losses incurred in 2001.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Gross Premiums Written.  Gross premiums written increased $28.8 million, or 84%, to $63.0 million for the year ended December 31, 2002 as compared to $34.2 million in 2001. The increase is due to the addition of American Vehicle’s operations composing $19.9 million of the increase and $8.9 in increased written premiums by Federated National, which were the result of increased premium volume due to additional capacity created by increased surplus.

Gross Premiums Ceded. Gross premiums ceded increased from $12.8 million for the year ended December 31, 2001, to $25.3 million for the year ended December 31, 2002. The increase of $12.5 million is primarily due to the acquisition of American Vehicle and its 70% quota-share reinsurance treaty, which the Company entered into in order to maintain the ratio of premiums written to surplus mandated by the State of Florida.

Decrease (Increase) in Unearned Premiums, net of Prepaid Reinsurance Premiums. The increase in unearned premiums, net of prepaid reinsurance premiums, was $7.1 million for the year ended December 31, 2002. The increase is primarily due to the addition of a full year of operations for American Vehicle as compared to two months of operations in 2001.

Managing General Agent Fees. Managing general agent fees are charged at a rate of $25.00 per policy, which is the maximum currently permitted under Florida law. These fees declined $3.9 million to $2.0 million for the year ended 2002. The decline is a result of Assurance MGA’s completion of underwriting insurance for an unaffiliated insurance company.

Net Realized Investment Gains (Losses). The Company experienced net losses of $1.4 million for the year ended December 31, 2002 as compared to $2.9 million for the same period in 2001. Once thought to be only a function of the equity market, segments of the highly rated bond market proved to be unsound in 2002. During 2002, the Company incurred an “other than temporary” decline in value of $2.0 million in its investment in WorldCom, Inc. bonds.

Losses and Loss Adjustment Expenses. The Company’s loss ratio, combining the results of both insurance companies, as determined in accordance with GAAP, for the year ended December 31, 2002 was 54.4% compared with 79.8% for 2001. Losses and loss adjustment expenses incurred decreased $168,000 to $16.0 million for 2002 from $16.2 million for 2001. Losses and loss adjustment expenses, the Company’s most significant expenses, represent actual payments made and changes in estimated future payments to be made to or on behalf of its policyholders, including expenses required to settle claims and losses.

Deferred Policy Acquisition Costs. The Company’s deferred policy acquisition costs declined by $3.1 million to a credit balance of $2.1 million as compared to a charge against income of $1.0 million in 2001. The increase is associated with the shift in business underwritten by Assurance MGA away from an unaffiliated insurance company to American Vehicle.

Extraordinary Gain. In August 2001, the Company recorded an extraordinary gain of $1.2 million which represents the excess of the fair value of the net assets purchased over the purchase price, when the Company acquired American Vehicle.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Gross Premiums Written.  Gross premiums written increased $2.2 million, or 6.9%, to $34.3 million for the year ended December 31, 2001 as compared to $32.1 million in 2000. The increase is primarily due to an increase in homeowners premiums written, which increased to $7.7 million in 2001 from $4.6 million in 2000.

Gross Premiums Ceded. Gross premiums ceded increased from $7.6 million for the year ended December 31, 2000, to $12.8 million for the year ended December 31, 2001, reflecting in part the acquisition of American Vehicle in 2001. The Company ceded 70% of the premiums written by American Vehicle in order to maintain the ratio of premiums written to surplus mandated by the State of Florida. In addition, in 2000, the Company had 30% automobile quota-share reinsurance as compared to 50% automobile quota-share reinsurance in 2001 for premiums written by Federal National.

Decrease (Increase) in Unearned Premiums, net of Prepaid Reinsurance Premiums. The decrease in unearned premiums, net of prepaid reinsurance premiums, was $1.2 million for the year ended December 31, 2001 compared to $4.1 million for the year ended December 31, 2000. This decrease is due primarily to the change in quota-share reinsurance discussed above.

Net Realized Investment Gains (Losses). The Company experienced net losses of $2.9 million for the year ended December 31, 2001 compared to $109,000 for the same period in 2000. Realized gains or losses are primarily a function of the equity markets. In August 2001, the Company divested itself of its investments in common stock and does not intend to invest in common stock in the future.

Other Income. Other income increased $883,000 to $3.1 million for the year ended December 31, 2001 from $2.2 million for 2000. This increase is primarily attributable to an increase in adjusting fees due to the addition in 2000 of two nonaffiliated insurance companies as claims adjusting customers.

Losses and Loss Adjustment Expenses. The Company’s loss ratio, as determined in accordance with GAAP, for the year ended December 31, 2001 was 79.8% compared with 73.8% for 2000. Losses and loss adjustment expenses incurred increased $1.2 million to $16.2 million for 2001 from $15.0 million for 2000. Losses and loss adjustment expenses, the Company’s most significant expenses, represent actual payments made and changes in estimated future payments to be made to or on behalf of its policyholders, including expenses required to settle claims and losses. In 2001, the Company experienced a significant increase in lawsuits relating to automobile claims. Management believes this increase in lawsuits was in anticipation of the effective date of recent legislation passed by the Florida legislature. This legislation, which became effective October 1, 2001, includes the establishment of a pre-suit notice requirement for no fault claims, fee schedules for certain medical procedures, the licensing of health care clinics, and toughened criminal sanctions for fraud.

Extraordinary Gain.  In August 2001, the Company recorded an extraordinary gain of $1.2 million which represents the excess of the fair value of the net assets purchased over the purchase price, when the Company acquired American Vehicle.

Liquidity and Capital Resources

The Company’s primary sources of capital are revenues generated from operations, investment income and borrowings under a revolving agreement discussed below. Because the Company is a holding company, it is largely dependent upon management fees and /or dividends from its subsidiaries for cash flow.

Federated Premium’s operations are funded by a revolving loan agreement (“Revolving Agreement”) with FlatIron Funding Company LLC (“FlatIron”). The Revolving Agreement is structured as a sale of contracts receivable under a sale and assignment agreement with FPF, Inc. (a wholly-owned subsidiary of FlatIron), which gives FPF Inc. the right to sell or assign these contracts receivable. Federated Premium, which services these contracts, has recorded transactions under the Revolving Agreement as secured borrowings. The Revolving Agreement, which was amended and revised in October 2001, allowed for a maximum credit commitment of $7.0 million plus an initial additional amount of $700,000 for the transition from September 30, 2001 when the previous agreement expired. The line declined by $100,000 each month beginning November 1, 2001. In September 2002 the line was amended and revised allowing for a maximum credit commitment of $4.0 million. The maximum credit commitment under the revolving loan agreement was reduced by FlatIron due to the A.M. Best ratings of third party insurance carriers for which the Company was financing policies at the time. Simultaneously, the Company ceased financing policies underwritten by third party insurance carriers altogether and began financing only those policies underwritten by the Company’s insurance carriers. Additionally, the Company implemented a direct bill program for policies underwritten by the Company’s carriers. These changes markedly decreased credit risks and made the Company’s reliance on the higher credit commitment previously offered by FlatIron unnecessary. Direct billing is where the insurance company accepts from the insured, as a receivable, a promise to pay the premium, as opposed to requiring the full amount of the policy, either directly from the insured or from a premium finance company. The amount of FPF’s advance is subject to availability under a borrowing base calculation, with maximum advances outstanding not to exceed the maximum credit commitment. The annual interest rate on advances under the Revolving Agreement is the prime rate plus additional interest varying from 1.25% to 3.25% based on the prior month’s ratio of contracts receivable related to insurance companies with an A.M. Best rating of B or worse to total contracts receivable. The Company’s effective interest rate on this line of credit, based on the Company’s average outstanding borrowings under the Revolving Agreement was 6.23%, 7.84% and 9.55% for the years ended December 31, 2002, 2001 and 2000, respectively. Currently the effective rate of interest for this arrangement is approximately 5.5%. The Revolving Agreement contains various operating and financial covenants, with which the Company was in compliance at June 30, 2002, December 31, 2002 and December 31, 2001. The Revolving Agreement, as amended, expires September 30, 2004. Outstanding borrowings under the Revolving Agreement as of December 31, 2002 and 2001 were approximately $4.3 million and $6.7 million, respectively. Outstanding borrowings under the Revolving Agreement as of June 30, 2003 and December 31, 2002 were approximately $3.8 million and $4.3 million, respectively. Outstanding borrowings in excess of the $4.0 million commitment totaled $312,420 and are permissible by reason of a compensating cash balance of $352,433 held for the benefit of FPF, Inc. Interest expense on this revolving credit line for the six months ending June 30, 2003 and for the years ended December 31, 2002, 2001 and 2000 totaled approximately $110,000, $342,000, $592,000 and $643,000, respectively.

On July 31, 2003, the Company completed a private placement of its 6% Senior Subordinated Notes, which were offered and sold to accredited investors as units consisting of one note with a principal amount of $1,000 and one warrant to purchase one-half of one share of the Company’s Common Stock. The Company sold an aggregate of $7.5 million of notes in this placement, which resulted in proceeds to the Company (net of placement agent fees of $450,723.83 and offering expenses of $110,778.10) of $6,938,498.07.

The notes pay interest at the annual rate of 6%, are subordinated to senior debt of the Company, and mature on July 31, 2006. Quarterly payments of principal and interest due on the notes may be made in cash or, at the Company’s option, in shares of the Company’s common stock. If paid in shares of common stock, the number of shares to be issued is determined by dividing the payment due by 95% of the weighted-average volume price for the common stock on Nasdaq as reported by Bloomberg Financial Markets for the 20 consecutive trading days preceding the payment date.

The Company issued warrants to purchase shares of the Company’s common stock to the purchasers of the Notes and to the placement agent in the offering, J. Giordano Securities, LLC (“J Giordano”). Each warrant entitles the holder to purchase one-half of one share of the Company’s common stock. The total number of shares issuable upon exercise of warrants issued to the purchasers of the notes and to J. Giordano shall be determined after the expiration of 60 consecutive trading days following July 31, 2003, which was the date of closing of the offering. The number of shares issuable upon exercise of the warrants issued to purchasers will equal $7.5 million divided by the exercise price of the warrants. The number of shares issuable upon exercise of the warrants issued to J. Giordano will equal $300,000 divided by the exercise price of the warrants. The exercise price of the warrants will equal 115% of the weighted-average volume price of the common stock on Nasdaq as reported by Bloomberg for the 60 consecutive trading days following July 31, 2003, with a maximum of $25.00 per share and a minimum of $15.00 per share. The terms of the warrants provide for adjustment of the exercise price and the number of shares issuable thereunder upon the occurrence of certain events typical for private offerings of this type. The warrants will be exercisable until July 31, 2006.

The Company will not issue shares in payment of principal or interest on the notes, nor will it issue shares upon exercise of the warrants, and the warrant exercise price will not be adjusted, if any of the foregoing would cause the Company to issue shares of common stock exceeding the number of shares that the Company could then issue in compliance with Section 4350(i) of the rules and regulations of Nasdaq, or any successor rule or regulation. Under this Nasdaq rule, a company may not issue shares, and may not issue securities convertible into shares, where the shares issued could in the aggregate equal 20% or more of the voting power of the shares outstanding, without obtaining shareholder approval. The Company has agreed to include a proposal for the issuance of the foregoing shares in the proxy statement for its 2004 annual meeting of shareholders. If, because the Company has not obtained the requisite shareholder approval and the Warrant exercise price and number of shares issuable upon exercise cannot be adjusted under the anti-dilution provisions of the Warrants as a result of specified issuances of common stock at less than fair market value, then the exercise price of the warrants will be reduced to the issuance price of the common stock that triggered the anti-dilution adjustment.

For the six months ended June 30, 2003, operations generated operating cash flow of $10.6 million, which was primarily attributable to the increase in unpaid loss and loss adjustment expenses ($7.1 million), the decline of outstanding finance contracts receivable ($1.8 million) and the exercise of stock options ($1.3 million). Uses of cash include $4.2 million for the settlement of claims subject to reimbursement from the Company’s reinsurer, $1.0 million to reduce accounts payable and $1.0 million for policy acquisition. The other uses of cash were offset by other provisions of cash, including $2.5 million for the collection of premiums that are subject to reinsurance.

Operating cash flow is currently expected to be positive in both the short-term and the reasonably foreseeable future. In addition, the Company’s investment portfolio is highly liquid as it consists almost entirely of readily marketable securities. Cash flow used in net investing activities was $9.4 million for the six months ended June 30, 2003 as the Company invested the cash flow from operating activities. In the future, the Company expects a continued cash flow deficit from investing activities as the Company invests cash from operations. Cash deficit from financing activities was $1.0 million for the six months ended June 30, 2003, as the Company paid $0.5 million in dividends and the reduced the amount outstanding under its Revolving Agreement by $0.5 million. The Company believes that its current capital resources, including the net proceeds from the sales of its Notes described above, together with cash flow from the Company’s operations, will be sufficient to meet its currently anticipated working capital requirements. There can be no assurances, however, that such will be the case.

For the year ended December 31, 2002, operations generated a cash flow of $15.0 million as compared to a cash flow deficit of $946,000 in 2001. The Company’s investment portfolio, which is highly liquid as it consists almost entirely of readily marketable securities, is available to offset any cash flow deficits. The cash flow deficit from investing activities from 2002 was $6.9 million and used to enhance its portfolio. In 2001 the Company used $2.5 million to offset deficits in operating and financing cash flows. Cash flow used by financing activities was $5.7 million in 2002, as the Company reduced its revolving credit outstanding and purchased shares of its common stock in the open market. Future financing activities may use cash, if the Company believes its stock is undervalued and decides to continue to purchase shares in the open market. The Board of Directors has authorized the purchase in the open market of approximately $1.0 million of additional shares. During 2002, the Company acquired 43,400 shares for a total cost of $253,446. The Company believes that its current capital resources, together with cash flow from its operations and investing activities will be sufficient to meet its anticipated working capital requirements for the foreseeable future. There can be no assurances, however, that such will be the case.

The $15.9 million increase in cash provided by operations for 2002 as compared to 2001 primarily reflects the growth resulting from the acquisition of American Vehicle, a provision for federal and state income taxes not requiring the use of cash during 2002, and increases in accounts payable and accrued expenses. With the introduction of American Vehicle during the last quarter of 2001, significant increases in operating cash for the period ended December 31, 2002 resulted most notably in the form of unearned premiums of $12.1 million and $4.8 million in increased unpaid loss and loss adjustment expenses. The change in deferred acquisition costs, net, gave rise to $1.2 million of cash used, while unearned commissions used $1.7 million of cash. The decline in premium deposits consumed $1.2 million of cash. The increase in prepaid reinsurance premiums and the offsetting decrease in reinsurance recoverable provided a net cash increase of $50,000, net, virtually offset each other, and are related to the timing and settlement of the Company’s quota-share reinsurance treaties. The increased focus on direct billing of policy holders for insurance premiums offset cash provided by operation by approximately $6.97 million. The change in focus to direct billing from premium financing of insurance policies occurred to reduce bad debts and the Company’s reliance on external financing for the premium finance operation.

Additionally, as a result of the profitable operations for the year ended December 31, 2002 as compared to net losses reported for the year ended December 31, 2001, the Company recorded federal and state income tax accruals, net of deferrals, which did not require the outlay of cash. This provided approximately $930,000 of operating cash. Also, increases in accounts payable and accrued expense balances accounted for $3.1 million of the increase in cash flow. Increased net income, net of other non-cash items, contributed $6.3 million to the overall increase in cash provided by operation during 202.

Investing activities used cash of approximately $6.9 million in 2002, whereas in 2001 these activities provided cash of approximately $2.5 million. The change resulted primarily from purchases of investment securities partially offset by a decrease in finance contract receivables.

Financing activities used cash of approximately $5.7 million in 2002, whereas in 2001 these activities used approximately $2.0 million of cash. The increase in the use of cash was primarily due to the repayment of the revolving credit line and the use of cash to decrease bank overdrafts.

To retain its certificate of authority, the Florida insurance laws and regulations require that Federated National and American Vehicle maintain capital surplus equal to the greater of 10% of its liabilities or the 2002 statutory minimum capital and surplus requirement of $3.25 million as defined in the Florida Insurance Code. The Companies are in compliance with this requirement. The Companies are also required to adhere to prescribed net premium-to-capital surplus ratios and for the year ended December 31, 2002, the Companies were in compliance with these ratios.

The maximum amount of dividends that can be paid by Florida insurance companies without prior approval of the Florida Commissioner, is subject to restrictions relating to statutory surplus. The maximum dividend that may be paid in 2003, by the insurance companies without prior approval is limited to the lesser of statutory net income from operations of the preceding calendar year or 10% of statutory unassigned capital surplus as of the preceding December 31. No dividends were paid by Federated National or American Vehicle during 2002, 2001 or 2000.

The Company is required to comply with the risk-based capital requirements of the National Association of Insurance Commissioners (“NAIC”). The NAIC’s risk-based capital requirements are a method of measuring the amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. NAIC’s risk-based capital standards are used by regulators to determine appropriate regulatory actions relating to insurers who show signs of weak or deteriorating condition. As of December 31, 2002, based on calculations using the appropriate NAIC formula, the Company’s total adjusted capital is in excess of ratios that would require any form of regulatory action. GAAP differs in some respects from reporting practices prescribed or permitted by the Florida Department of Financial Services. Federated National’s statutory capital surplus was approximately $9.2 million as of December 31, 2002 and $5.7 million as of December 31, 2001. Statutory net income was $2.2 million, $2.1 million, and $1.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. American Vehicle had statutory capital surplus of $4.0 million for the year ended December 31, 2002 and approximately $3.1 million as of December 31, 2001 and had statutory net income of $135,000 and $64,000 in 2002 and 2001, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with GAAP which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the cost of paying losses and LAE.

Insurance premiums are established before the Company knows the amount of loss and LAE and the extent to which inflation may affect such expenses. Consequently, the Company attempts to anticipate the future impact of inflation when establishing rate levels. While the Company attempts to charge adequate rates, the Company may be limited in raising its premium levels for competitive and regulatory reasons. Inflation also affects the market value of the Company’s investment portfolio and the investment rate of return. Any future economic changes which result in prolonged and increasing levels of inflation could cause increases in the dollar amount of incurred loss and LAE and thereby materially adversely affect future liability requirements.

Quantitative and Qualitative Disclosure About Market Risk

The Company’s investment objective is to maximize total rate of return after federal income taxes while maintaining liquidity and minimizing risk. The Company’s current investment policy limits investment in non-investment grade fixed maturity securities (including high-yield bonds), and limits total investments in preferred stock, common stock and mortgage notes receivable. The Company also complies with applicable laws and regulations, which further restrict the type, quality and concentration of investments. In general, these laws and regulations permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common equity securities and real estate mortgages.

The Company’s investment policy is established by its Board of Directors or Investment Committee and is reviewed on a regular basis. Pursuant to this investment policy, as of December 31, 2002, approximately 97.3% of the Company’s investments were in fixed income securities and short-term investments, which are considered to be available for sale, based upon the Company’s intent at the time of purchase. Fixed maturities are considered available for sale and are marked to market. The Company may in the future also consider fixed maturities to be held to maturity and carried at amortized cost. The Company does not use any material swaps, options, futures or forward contracts to hedge or enhance its investment portfolio.

The Company’s investment portfolio is managed by the Company’s Investment Committee consisting of the Company’s President and two directors, in accordance with guidelines established by the Florida Department of Financial Services.

A summary of the investment portfolio as of June 30, 2003 follows:

	Amortized cost		Fair value		Unrealized Gain (Loss)

Corporate securities
Communications industry	$1,177,031	3.23%	$1,451,223	3.99%	$274,192
Financial industry	3,814,797	10.47%	3,867,057	10.63%	52,260
All other industries	3,492,847	9.59%	3,651,354	10.04%	158,507
Total corporate securities	8,484,675	23.29%	8,969,634	24.67%	484,959
Obligations of state and municipal subdivisions	6,559,538	18.00%	6,568,904	18.06%	9,366
United States government and agencies	16,924,909	46.45%	16,437,411	45.20%	(487,498)
Total fixed maturities	31,969,122	87.74%	31,975,949	87.93%	6,827
Common stocks	4,327,858	11.88%	4,248,423	11.68%	(79,435)
Mortgage loan	140,506	0.38%	140,506	0.39%	—
Total investments	$36,437,486	100.00%	$36,364,878	100.00%	$(72,608)

As of June 30, 2003, there were no concentrations greater than 5% of total investments in any single investment other than United States government obligations.

The table below sets forth investment results for the periods indicated.

	Years Ended December 31,
	2002	2001	2000
	(Dollars In Thousands)
Interest on fixed maturities	$1,190	$485	$552
Dividends on equity securities	18	13	44
Interest on short-term investments	59	559	647
Other	17	39	10

Total investment income	1,284	1,096	1,253
Investment expense	(30)	(29)	(28)
Net investment income	$1,254	$1,067	$1,225

Net realized gain (loss)	$(1,370)	$(2,912)	$(109)

The following table summarizes, by type, the investments of the Company as of December 31, 2002.

	Carrying Amount	Percent Of Total
	(Dollars in Thousands)

Fixed maturities, at market:
U.S. government agencies and authorities	$105.41%
Obligations of states and political subdivisions	8,587	33.83%
Corporate securities	16,001	63.03%
Total fixed maturities	24,693	9.27%
Equity securities, at market	540	2.15%
Mortgage notes receivable	145.58%
Total investments	$25,378	100.0%

Fixed maturities are carried on the Company’s balance sheet at market. At December 31, 2002, fixed maturities had the following quality ratings (by Moody’s Investors Service, Inc. (“Moody’s”) and for securities not assigned a rating by Moody’s, by Standard and Poor’s Corporation):

	Carrying Amount	Percent Of Total
	(Dollars in Thousands)
AAA	$3,048	12.3%
AA	4,219	17.1%
A	2,558	10.4%
BBB	12,304	49.8%
BB++	2,564	10.4%
Not rated	—	—
	$24,693	100.0%

The following table summarizes, by maturity, the fixed maturities of the Company as of December 31, 2002.

	Carrying Amount	Percent Of Total
	(Dollars in Thousands)
Matures In:
One year or less	$1,358	6.0%
One year to five years	13,213	54.0%
Five years to 10 years	7,590	30.0%
More than 10 years	2,532	10.0%

Total fixed maturities	$24,693	100.0%

At December 31, 2002, the weighted average maturity of the fixed maturities portfolio was approximately 4.5 years.

The following table provides information about the Company’s financial instruments as of December 31, 2002 that are sensitive to changes in interest rates. The table presents principal cash flows and the related weighted average interest rate by expected maturity date:

	2003	2004	2005	2006	2007	Thereafter	Total	Carrying Amount
	(Dollars in Thousands)
Principal amount by expected maturity:
U.S. government agencies and authorities	$—	$100	$—	$—	$—	$—	$100	$105
Obligations of states and political subdivisions	100	—	425	—	—	7,320	7,845	8,587
Corporate securities	2,250	5,720	4,507	3,700	500	1,584	18,261	16,001
Collateralized mortgage obligations	—	—	—	—	—	—	—	—
Equity securities, at market	—	—	—	—	—	—	—	540
Mortgage notes receivable	7	7	8	9	9	104	144	144
Total investments	$2,357	$5,827	$4,940	$3,709	$509	$9,008	$26,350	$25,378

Weighted average interest rate by expected maturity:
U.S. government agencies and authorities	—%	5.88%	—%	—	—%	—%	5.88%
Obligations of states and political subdivisions	4.60	—	5.00	—	—	5.36	5.33
Corporate securities	5.72	6.36	6.49	6.66	5.88	6.54	5.84
Collateralized mortgage obligations	—	—	—	—	—	—	—
Equity securities, at market	—	—	—	—	—	5.49	5.49
Mortgage notes receivable	8.50	8.50	8.50	8.50	8.50	8.50	8.50
Total investments	5.68%	6.36%	6.37%	6.66%	5.93%	5.60%	5.57%

BUSINESS

General

The Company is a vertically integrated insurance holding company, which, through its subsidiaries, controls substantially all aspects of the insurance underwriting, distribution and claims process. The Company underwrites personal automobile insurance, general liability insurance, flood insurance, homeowners insurance, and mobile home property and casualty insurance in the States of Florida and Georgia through its wholly owned subsidiaries, Federated National and American Vehicle. The Company internally processes claims made by its own and third-party insureds through a wholly owned claims adjusting company, Superior Adjusting. The Company also offers premium financing to its own insureds through its wholly owned subsidiary, Federated Premium.

The Company markets and distributes its own and third-party insurers’ products and its other services primarily in Central and South Florida, through a network of 23 agencies owned by Federated Agency Group, a wholly owned subsidiary, 42 franchised agencies and approximately 125 independent agents. The Company, through its wholly owned subsidiary, FedUSA, franchises agencies under the FedUSA name. The Company intends to focus its future expansion efforts for its agency network on franchised agencies.

Assurance MGA, a wholly owned subsidiary, acts as Federated National’s and American Vehicle’s exclusive managing general agent. Assurance MGA currently provides all underwriting policy administration, marketing, accounting and financial services to Federated National, American Vehicle and the Company’s agencies and participates in the negotiation of reinsurance contracts.

Assurance MGA generates revenue through policy fee income and other administrative fees from the marketing of companies’ products through the Company’s distribution network. Although Assurance MGA recently diverted business from an unaffiliated insurance company to American Vehicle, and ceased acting as a third party administrator for this company, Assurance MGA plans to establish relationships with additional carriers and add additional insurance products in the future.

The Company offers electronic tax filing services through Express Tax, an 80%-owned subsidiary, as well as franchise opportunities for these services. As of June 30, 2003, there were 141 franchises granted in ten states. Revenue is generated through franchise sales, collection of royalties on tax preparation fees, incentives from business partners as well as fees from the preparation of income tax returns and income tax refund anticipation loans. In addition, Express Tax offers tax preparation services through more than 500 licensees nationwide, acting as sales representatives.

The Company believes that it can be distinguished from its competitors because it generates revenue from substantially all aspects of the insurance underwriting, distribution and claims process. The Company provides quality service to both its agents and insureds by utilizing an integrated computer system, which links the Company’s insurance and service entities. The Company’s computer and software systems allow for automated premium quotation, policy issuance, billing, payment and claims processing and enables the Company to continuously monitor substantially all aspects of its business. Using these systems, the

Company’s agents can access a customer’s driving record, quote a premium, offer premium financing and, if requested, generate a policy on-site. The Company believes that these systems have facilitated its ability to market and underwrite insurance products on a cost-efficient basis, allow Company-owned and franchised agencies to be a “one stop” shop for insurance, tax preparation and other services, and will enhance the Company’s ability to expand in Florida and to other states.

The Company’s primary products are nonstandard and standard personal automobile insurance. The former is principally provided to insureds who are unable to obtain preferred or standard insurance coverage because of their payment history, driving record, age, vehicle type or other factors, including market conditions for preferred or standard risks. The latter is principally provided to insureds who present an average risk profile in terms of payment history, driving record, vehicle and other factors. Underwriting standards for standard insurance coverage have become more restrictive, thereby requiring more drivers to seek coverage in the nonstandard automobile insurance market. These factors have contributed to an increase in the size of the nonstandard personal automobile insurance market.

The Company currently underwrites and sells insurance only in Florida and Georgia; however, the Company intends to expand to other selected states and American Vehicle has applied to obtain licenses to underwrite and sell personal automobile insurance in Alabama and North Carolina, as well as homeowner’s and general liability insurance in Louisiana. The Company will select additional states for expansion based on a number of criteria, including the size of the personal automobile insurance market, statewide loss results, competition and the regulatory climate. The Company’s ability to expand into other states will be subject to the prior regulatory approval of each state. Certain states impose operating requirements upon licensee applicants, which may impose burdens on the Company’s ability to obtain a license to conduct insurance business in those other states. There can be no assurance that the Company will be able to obtain the required licenses, and the failure to do so would limit the Company’s ability to expand geographically.

The Company’s executive offices are located at 4161 N.W. 5th Street, Plantation, Florida and its telephone number is (954) 581-9993.

Business Strategy

The Company’s strategy is to seek continued growth of its business by capitalizing on the efficiencies of its vertical integration and by:

•

expanding into additional states. Currently, American Vehicle has applied to obtain licenses to underwrite and sell automobile insurance in Alabama and North Carolina, and has applied for licenses to write homeowner’s and general liability insurance in Louisiana. We anticipate filing applications in additional states in the southeastern U.S.;

•

expanding the Company’s product offerings to include commercial general liability insurance for businesses, for which the Company received regulatory approval in Florida;

•

expanding its agency network primarily through the sale of FedUSA franchises;

•

employing the business practices developed and used in Florida in its expansion to other selected states;

•

maintaining a commitment to provide quality service to agents and insureds by emphasizing customer service;

•

encouraging agents to place a high volume of quality business with the Company by providing them with attractive commission structures tied to premium levels and loss ratios; and

•

expanding its EXPRESSTAX franchises to all 50 states.

Insurance Operations and Related Services

Underwriting

General. The Company underwrites its personal automobile insurance, homeowners insurance, flood insurance and mobile home property insurance and casualty insurance through Federated National and general liability and personal automobile insurance through American Vehicle. The general liability program was launched in 2003. Federated National is currently licensed to conduct business only in Florida. American Vehicle is licensed to conduct business in Florida and Georgia. American Vehicle has applied to obtain licenses to underwrite and sell personal automobile insurance in Alabama and North Carolina, as well as homeowner’s and general liability insurance in Louisiana.

The following tables set forth the amount and percentages of the Company’s gross premiums written and premiums ceded to reinsurers and net premiums written by line of business for the periods indicated.

	Years Ended December 31,
	2002		2001		2000
	Premium	Percent	Premium	Percent	Premium	Percent
	(Dollars in Thousands)
Written:
Automobile	$52,586	83.4%	$24,743	72.2%	$25,361	79.1%
Homeowners	8,670	13.8%	7,662	22.4%	4,604	14.3%
Mobile home	1,780	2.8%	1,866	5.4%	2,109	6.6%
Total written	$63,036	100.0%	$34,271	100.0%	$32,074	100.0%

Ceded:
Automobile	$(25,286)	100.0%	$(12,789)	100.0%	$(7,625)	100.0%
Homeowners	—	—	—	—	—	—
Mobile home	—	—	—	—	—	—
Total ceded	$(25,286)	100.0%	$(12,789)	100.0%	$(7,625)	100.0%

Net:
Automobile	$27,300	72.3%	$11,954	55.6%	$17,736	72.5%
Homeowners	8,670	23.0%	7,662	35.7%	4,604	18.8%
Mobile home	1,780	4.7%	1,866	8.7%	2,109	8.7%
Total net	$37,750	100.0%	$21,482	100.0%	$24,449	100.0%

The Company markets its personal automobile insurance through its network of Company-owned agencies, franchised agencies and independent agents.

Standard Automobile. Standard personal automobile insurance is principally provided to insureds who present an average risk profile in terms of payment history, driving record, vehicle type and other factors. Limits on standard personal automobile insurance are generally significantly higher than those for nonstandard coverage, but typically provide for deductibles and other restrictive terms. The Company is underwriting standard personal automobile insurance policies providing coverage no higher than $100,000 per individual, $300,000 per accident for bodily injury, $50,000 per accident for property damage and comprehensive and collision up to $50,000 per accident, with deductibles ranging from $200 to $1,000. The approximate average premium on these policies is currently $1,400.

Nonstandard Automobile. Nonstandard personal automobile insurance is principally provided to insureds that are unable to obtain standard insurance coverage because of their payment history, driving record, age, vehicle type or other factors, including market conditions. Underwriting standards for preferred and standard coverage have become more restrictive, thereby requiring more insureds to seek nonstandard coverage and contributing to the increase in the size of the nonstandard automobile market. Nonstandard automobile insurance, however, generally involves the potential higher claims experience. Loss exposure is limited, however, because premiums usually are at higher rates than those charged for standard insurance coverage and because approximately 37% of the policies issued by the company provide the minimum coverage required of the policyholder by statute and provide no bodily injury coverage. The Company currently underwrites nonstandard personal automobile insurance in Florida, where the minimum limits are $10,000 per individual, $20,000 per accident for bodily injury, $10,000 per accident for property damage and comprehensive and $50,000 for collision. The average annual premium on policies currently in force is approximately $717. Both Federated National and American Vehicle underwrite this coverage on an annual and semi-annual basis.

Due to the purchasing habits of nonstandard automobile insureds (for example, insureds seeking the least expensive insurance required of the policyholder by statute which satisfies the requirements of state laws to register a vehicle), policy renewal rates tend to be low compared to standard policies. The Company’s experience has been that a significant number of existing nonstandard policyholders allow their policies to lapse and then reapply for insurance as new policyholders. The Company’s average policy renewal rate is 35% to 40%. The success of the Company’s nonstandard automobile insurance program, therefore, depends in part on its ability to replace non-renewing insureds with new policyholders through marketing efforts.

Homeowners. Federated National underwrites homeowners’ insurance principally in Central and Southern Florida. Homeowners’ insurance generally protects an owner of real and personal property against covered causes of loss to that property. Limits on homeowners’ insurance are generally significantly higher than those for mobile homes, but typically provide for deductibles and other restrictive terms. Federated National’s property lines typically provide maximum coverage in the amount of $200,000, with the average policy limit being approximately $150,000. The average annual premium on policies currently in force is approximately $1,050 and the typical deductible is $1,000. The Company markets Federated National’s homeowners’ insurance through its network of Company-owned agencies, franchisees and independent agents.

Flood. In April 2002 the Company was authorized to write flood insurance through the National Flood Insurance Program (“NFIP”). The Company writes the policy for the Federal Flood program which assumes 100% of the flood risk and the Company retains a commission for its service. The average flood policy premium is $300 with limits not to exceed $250,000.

Mobile Home. Federated National underwrites homeowners insurance for mobile homes, principally in Central and Northern Florida, where the Company believes that the risk of catastrophe loss from hurricanes is less than in other areas of the state. Homeowners’ insurance generally protects an owner of real or personal property against covered causes of loss to that property. Homeowners’ insurance for mobile homes generally involves the potential for above-average loss exposure. In the absence of major catastrophe losses, loss exposure is limited because premiums usually are at higher rates than those charged for non-mobile home property and casualty insurance. Additionally, Federated National’s property lines typically provide maximum coverage in the amount of $75,000, with the average policy limit being approximately $31,000. In addition, the Company presently limits its mobile home coverage to no more than 10% of its underwriting exposure. The average annual premium on policies currently in force is approximately $315 and the typical deductible is $500. The Company markets Federated National’s mobile home property and casualty insurance through independent agents.

General Liability. In June 2003, the Company launched its general liability program for the small artisian. The coverage is offered with numerous limitations to eligible classes of artisan contractors, mercantile stores, restaurants, taverns and sponsors of special events such as concerts, conventions, athletic events, theatre performances and social gatherings. The coverage is offered primarily to small accounts, such as insureds with payrolls not exceeding $500,000 annually and with receipts of less than $2,000,000 annually. Limits of liability range from a minimum of $100,000 per occurrence to a maximum of $1,000,000 per occurrence. The Company currently markets this product on an admitted basis in the State of Florida and writes as an approved carrier in the State of Georgia.

Future Products. The Company intends to expand its product offerings by underwriting additional insurance products and programs and marketing them through its distribution network. Expansion of the Company’s product offerings will result in a slight increase in expenses due to additional costs incurred in additional actuarial rate justifications, software and personnel. Offering additional insurance products may require regulatory approval.

Assurance MGA

Assurance MGA acts as Federated National’s and American Vehicle’s exclusive managing general agent. Assurance MGA currently provides all underwriting policy administration, marketing, accounting and financial services to Federated National, American Vehicle and the Company’s agencies and participates in the negotiation of reinsurance contracts.

Assurance MGA generates revenue through policy fee income and other administrative fees from the marketing of companies’ products through the Company’s distribution network. Although Assurance MGA recently diverted business from an unaffiliated insurance company to American Vehicle, and ceased acting as a third party administrator for this company, Assurance MGA plans to establish relationships with additional carriers and add additional insurance products in the future.

Superior Adjusting

The Company internally processes claims made by Federated National’s and American Vehicle’s insureds through Superior. The Company-owned agencies, franchises and independent agents have no authority to settle claims or otherwise exercise control over the claims process. Management believes that the employment of salaried claims personnel, as opposed to independent adjusters, results in reduced ultimate loss payments, lower loss adjustment expenses and improved customer service. The Company only retains independent appraisers and adjusters on an as needed basis. Additionally, Superior currently adjusts claim files for the Florida Insurance Guarantee Association on a flat fee per file basis as well as adjusting claims for another unaffiliated local insurance company.

Claims settlement authority levels are established for each adjuster or manager based on the employee’s ability and level of experience. Upon receipt, each claim is reviewed and assigned to an adjuster based on the type and severity of the claim. The Company employs an in-house counsel to monitor claims-related litigation. The claims policy of the Company emphasizes prompt and fair settlement of meritorious claims and the establishment of appropriate liability for claims. The Company believes that the internal processing of claims enables it to provide quality customer service while controlling claims adjustment expenses.

Federated Premium

Federated Premium provides premium financing to Federated National’s, American Vehicle’s and third-party insureds, although the financing of third-party insurers’ policies was discontinued in the fourth quarter of 2002. Premium financing is marketed through the Company’s distribution network of Company-owned and franchised agencies (but not through independent agents). Lending operations are supported by Federated Premium’s own capital base and are currently leveraged through a credit facility with FlatIron.

Premiums for property and casualty insurance are typically payable at the time a policy is placed in force or renewed. Federated Premium’s services allow the insured to pay a portion of the premium when the policy is placed in force and the balance in monthly installments over the life of the policy. As security, Federated Premium retains a contractual right, if a premium installment is not paid when due, to cancel the insurance policy and to receive the unearned premium from the insurer, or in the event of insolvency of an insurer, from the Florida Guarantee Association, subject to a $100 per policy deductible. In the event of cancellation, Federated Premium applies the unearned premium towards the payment obligation of the insured. The Company believes that the premium financing it offers to its own insureds involves limited credit risk.

As part of its premium financing offered to third-party insureds, Federated Premium may advance funds for financed premiums to independent insurance agencies that represent third-party insurers. If remittance is not made by the agency to the third-party insurer, advances made by Federated Premium may only be recoverable to the extent that the agency’s receipt of such advances is received by the third-party insurer. In the past, the Company closely monitored the independent insurance agencies it used to reduce this risk. In order to reduce the amount of charge offs of uncollected accounts, Federated Premium discontinued financing policies generated by independent agents in the fourth quarter of 2001.

The following table sets forth the amount and percentages of premiums financed for Federated National, American Vehicle and other insurers for the periods indicated:

	Years Ended December 31,
	2002		2001		2000
	Premium	Percent	Premium	Percent	Premium	Percent
	(Dollars in Thousands)

Federated National	$22,331	55.4%	$20,174	43.9%	$17,006	38.4%
American Vehicle	12,850	31.9%	1,066	2.3%	—	—%
Other insurers	5,124	12.7%	24,728	53.8%	27,293	61.6%
Total	$40,305	100.0%	$45,968	100.0%	$44,299	100.0%

Federated Premium’s operations are funded by a revolving loan agreement (“Revolving Agreement”) with FlatIron Funding Company LLC (“FlatIron”). The Revolving Agreement is structured as a sale of contracts receivable under a sale and assignment agreement with FPF, Inc. (a wholly-owned subsidiary of FlatIron), which gives FPF, Inc. the right to sell or assign these contracts receivable. Federated Premium, which services these contracts, has recorded transactions under the Revolving Agreement as secured borrowings. The Revolving Agreement, which was amended and revised in September 2001, allowed for a maximum credit commitment of $7.0 million plus an initial additional amount of $700,000 for the transition from September 30, 2001 when the previous agreement expired. The line declined by $100,000 each month beginning November 1, 2001. In September 2002, the line was amended and revised allowing for a maximum credit commitment of $4.0 million.

The maximum credit commitment under the revolving loan agreement was reduced by FlatIron due to the AM Best ratings of third party insurance carriers with which the Company was financing policies at the time. Simultaneously, the Company ceased financing policies underwritten by third party insurance carriers altogether and began financing only those policies underwritten by the Company’s insurance carriers. Additionally, the Company implemented a direct bill program for policies underwritten by the Company’s carriers. These changes markedly decreased credit risks and made the Company’s reliance on the higher credit commitment previously offered by FlatIron unnecessary.

Direct billing is where the insurance company accepts from the insured, as a receivable, a promise to pay the premium, as opposed to requiring the full amount of the policy, either directly from the insured or from a premium finance company. The direct billing program does not increase the Company’s risk because the insurance policy, which serves as collateral, is managed by the Company’s computer system. Underwriting criteria are designed with down payment requirements and monthly payments that create policyholder equity, also called unearned premium, in the insurance policy. The equity in the policy is collateral for the extension of credit to the insured. Through the Company’s monitoring systems, the Company tracks delinquent payments and, in accordance with the terms of the extension of credit, cancels the policy before the policyholder’s equity is extinguished. If any excess premium remains after cancellation of the policy and deduction of applicable penalties, this excess is refunded to the policyholder. By financing policies underwritten only by its own insurance carriers, the Company’s credit risks are reduced because it can more securely rely on the underwriting processes of its own insurance carriers. Furthermore, the direct bill program enables the Company to closely manage its risk while providing credit to its insureds.

The amount of FPF’s advance is subject to availability under a borrowing base calculation, with maximum advances outstanding not to exceed the maximum credit commitment. The annual interest rate on advances under the Revolving Agreement is the prime rate plus additional interest varying from 1.25% to 3.25% based on the prior month’s ratio of contracts receivable related to insurance companies with an A.M. Best rating of B or worse to total contracts receivable. The Company’s effective interest rate on this line of credit, based on the Company’s average outstanding borrowings under the Revolving Agreement, was 6.23%, 7.84% and 9.55% for the years ended December 31, 2002, 2001 and 2000, respectively. The Revolving Agreement contains various operating and financial covenants, with which the Company was in compliance at December 31, 2002 and 2001. The Revolving Agreement, as amended, expires September 30, 2004. Outstanding borrowings under the Revolving Agreement as of December 31, 2002 and 2001 were approximately $4.3 million and $6.7 million, respectively. Outstanding borrowings in excess of the $4.0 million commitment totaled $312,420 and are permissible by reason of a compensating cash balance of $352,433 held for the benefit of FPF, Inc. Interest expense on this revolving credit line for the years ended December 31, 2002, 2001 and 2000 totaled approximately $342,000, $592,000 and $643,000, respectively.

Tax Preparation Services and Ancillary Services

The Company also offers other services at its Company-owned and franchised agencies including tax return preparation and electronic filing through Express Tax and the issuance and renewal of license tags. In August 1999, the Company acquired an 80% interest in Express Tax. Express Tax has licensed tax return preparation software to business locations throughout the United States and also earns fees on all electronically filed returns. Renewals for existing Express Tax licenses cost $300 per year, plus shipping, before June 15, and $500, plus shipping, thereafter.

Franchise Operations

FedUSA franchises insurance and financial services. FedUSA commenced the offering of franchises in December 2000 and as of December 31, 2002 had 34 operating franchises.

The franchise agreement for each FedUSA franchise grants the franchisee the right to operate a FedUSA insurance agency within an exclusive territory for a ten-year period, with two additional ten-year options. FedUSA collects a non-refundable initial franchise fee of $14,950, royalty fees, advertising fees, and other fees.

In 2002, EXPRESSTAX began franchising tax return preparation, electronic filing and related financial products. The EXPRESSTAX franchise agreement grants the franchisee the non-exclusive right to open and operate a center for a ten-year period, with two additional ten-year options. EXPRESSTAX may collect a non-refundable initial franchise fee of $4,500, in addition to royalty fees, advertising fees, and other fees. As of June 30, 2003, 141 EXPRESSTAX franchises had been granted in ten states. The Company has ceased awarding new licenses through its Express Tax subsidiary described above. Instead, the Company is emphasizing its franchise program through EXPRESSTAX.

Marketing and Distribution

The Company markets and distributes its own and third-party insurers’ products and its other services primarily in Central and South Florida through a network of 23 Company-owned agencies, 36 operating franchised agencies and approximately 125 independent agents.

Company-owned agencies are located in Miami-Dade, Broward, Palm Beach, Martin, Orange, Osceola, Volusia and Seminole Counties, Florida. Franchised agencies are located in Miami-Dade, Broward, Palm Beach, Martin, St. Lucie and Orange Counties, Florida. Independent agents are located primarily in South Florida. The Company supports its agency network by advertising in various media in conjunction with its franchised agencies.

Whether Company-employed, franchise-employed or independent, agents have the authority to sell and bind insurance coverages in accordance with procedures established by Assurance MGA. Assurance MGA reviews all coverages bound by the agents promptly and generally accepts all coverages that fall within stated underwriting criteria. Assurance MGA also has the right, within a period of 60 days from a policy’s inception, to cancel any policy upon 45 days’ notice, even if the risk falls within its underwriting criteria.

The Company believes that its integrated computer system, which allows for rapid automated premium quotation and policy issuance by its agents, is a key element in providing quality service to both its agents and insureds. For example, upon entering a customer’s basic personal information, the customer’s driving record is accessed and a premium rate is quoted. If the customer chooses to purchase the insurance, the system generates the policy on-site. Each agency, whether company-owned or franchised, is designed to be a “one stop” shop for insurance, tax preparation and ancillary services.

The Company believes that its distribution system will ultimately enable it to lower its expense ratio and operate with more favorable loss experience. A lower expense ratio will, in turn, allow the Company to more effectively compete with larger providers of automobile insurance as well as other forms of insurance.

The following table sets forth the amount and percentages of insurance premiums written through Company-owned agencies, franchised agencies and independent agents for the periods indicated:

	Years Ended December 31,
	2002		2001		2000
	Premium	Percent	Premium	Percent	Premium	Percent
	(Dollars in Thousands)

Through Company owned agencies	$20,403	32.4%	$9,932	29.0%	$12,990	40.5%
Through franchised agencies	11,761	18.6%	2,659	7.7%	—	—%
Through independent agents	30,872	49.0%	21,680	63.3%	19,084	59.5%
Total	$63,036	100.0%	$34,271	100.0%	$32,074	100.0%

The Company plans to continue to expand its distribution network and market its products and services in other regions of Florida and other states by franchising additional insurance agencies and establishing relationships with additional independent agents. As the Company expands its insurance operations to other states, the Company will seek to replicate its distribution network in those states. There can be no assurance, however, that the Company will be able to obtain the required regulatory approvals to offer additional insurance products or expand into states other than Florida.

Reinsurance

The Company follows industry practice of reinsuring a portion of its risks and paying for that protection based upon premiums received on all policies subject to such reinsurance. Reinsurance involves an insurance company transferring or “ceding” all or a portion of its exposure on insurance underwritten by it to another insurer, known as a “reinsurer.” The reinsurer assumes a portion of the exposure in return for a portion, or quota share, of the premium, and pays the ceding company a commission based upon the amount of insurance ceded. The ceding of insurance does not legally discharge the insurer from its primary liability for the full amount of the policies. If the reinsurer fails to meet its obligations under the reinsurance agreement, the ceding company is still required to pay the loss.

Reinsurance is ceded under separate contracts or “treaties” for the separate lines of business underwritten. The Company collectively ceded $25.3 million in premiums written for the year ended December 31, 2002. The Company’s reinsurance for automobile insurance is primarily ceded with Transatlantic, an A++ rated reinsurance company. Federated National ceded 40%, 50% and 30% of automobile premiums written and losses incurred in 2002, 2001 and 2000, respectively, to Transatlantic.

American Vehicle ceded 80% of its premiums written and losses incurred during 2001. From January 2002 until November 2002 the Company reduced its percentage of ceded premiums written and losses incurred to 70% and then to 40% effective November 1, 2002.

During 2002 Federated National entered into a 10% quota-share agreement with its affiliate American Vehicle. The agreement ceded 10% of its premium and losses on all policies with an effective date of 2002. For presentation purposes and in accordance with the principles of consolidation the agreement between the two affiliated insurance companies has been eliminated.

The reinsurance programs renew annually, although the Company continually reviews the programs and may elect to change it more frequently. Reinsurance is placed directly by the Company on the automobile line of business.

The Company is selective in choosing a reinsurer and considers numerous factors, the most important of which is the financial stability of the reinsurer, its history of responding to claims and its overall reputation. In an effort to minimize its exposure to the insolvency of a reinsurer, the Company evaluates the acceptability and reviews the financial condition of the reinsurer at least annually. The Company’s current policy is to use only reinsurers that have an A.M. Best rating of “A” (Excellent) or better.

In order to minimize the effect of a natural disaster, the Company purchases catastrophic reinsurance from both the state-run Florida Hurricane Catastrophe Fund and private re-insurers. The Company uses actuarial models to determine what level of reinsurance would be necessary to limit the Company’s total exposure under property insurance policies to the total amount of claims that would result from an event expected to occur no more often than once in every 100 years. As of December 31, 2002, Federated National would pay approximately $3 million in claims before catastrophic reinsurance would take effect. Afterward, the Company would pay all claims in excess of approximately $33 million.

Liability for Unpaid Losses and Loss Adjustment Expenses

The Company is directly liable for loss and loss adjustment expense payments under the terms of the insurance policies that it writes. In many cases there may be a time lag between the occurrence and reporting of an insured loss to the Company and the Company’s payment of that loss. As required by insurance regulations and accounting rules, the Company reflects its liability for the ultimate payment of all incurred losses and loss adjustment expenses by establishing a liability for those unpaid losses and loss adjustment expenses for both reported and unreported claims, which represent estimates of future amounts needed to pay claims and related expenses.

When a claim involving a probable loss is reported, the Company establishes a liability for the estimated amount of the Company’s ultimate loss and loss adjustment expense payments. The estimate of the amount of the ultimate loss is based upon such factors as the type of loss, jurisdiction of the occurrence, knowledge of the circumstances surrounding the claim, severity of injury or damage, potential for ultimate exposure, estimate of liability on the part of the insured, past experience with similar claims and the applicable policy provisions.

All newly reported claims received with respect to personal automobile policies are set up with an initial average liability. The average liability for these claims are determined every quarter by dividing the number of closed claims into the total amount paid during the three-month period. If a claim is open more than 45 days, that open case liability is evaluated and the liability is adjusted upward or downward according to the facts and damages of that particular claim.

In addition, management provides for a liability on an aggregate basis for losses incurred but not reported. The Company utilizes independent actuaries to help establish its liability for unpaid losses and loss adjustment expenses. The Company does not discount the liability for unpaid losses and loss adjustment expenses for financial statement purposes.

The estimates of the liability for unpaid losses and loss adjustment expenses are subject to the effect of trends in claims severity and frequency and are continually reviewed. As part of this process, the Company reviews historical data and considers various factors, including known and anticipated legal developments, changes in social attitudes, inflation and economic conditions. As experience develops and other data become available, these estimates are revised, as required, resulting in increases or decreases to the existing liability for unpaid losses and loss adjustment expenses. Adjustments are reflected in results of operations in the period in which they are made and the liabilities may deviate substantially from prior estimates.

Among the classes of insurance underwritten by the Company, the automobile and homeowners liability claims historically tend to have longer time lapses between the occurrence of the event, the reporting of the claim to the Company and the final settlement than do automobile physical damage and homeowners property claims. Liability claims often involve parties filing suit and therefore may result in litigation. By comparison, property damage claims tend to be reported in a relatively shorter period of time and settle in a shorter time frame with less occurrence of litigation.

There can be no assurance that the Company’s liability for unpaid losses and loss adjustment expenses will be adequate to cover actual losses. If the Company’s liability for unpaid losses and loss adjustment expenses proves to be inadequate, the Company will be required to increase the liability with a corresponding reduction in the Company’s net income in the period in which the deficiency is identified. Future loss experience substantially in excess of established liability for unpaid losses and loss adjustment expenses could have a material adverse effect on the Company’s business, results of operations and financial condition.

The following table sets forth a reconciliation of beginning and ending liability for unpaid losses and loss adjustment expenses as shown in the Company’s consolidated financial statements for the periods indicated.

	Years Ended December 31,
	2002	2001	2000
	(Dollars in Thousands)
Balance at January	$11,005	$9,766	$6,314
Less reinsurance recoverables	4,798	2,790	1,886
Net balance at January 1	$6,207	$6,976	$4,428

Incurred related to:
Current year	$15,896	$13,586	$13,545
Prior years	91	2,569	1,445
Total incurred	$15,987	$16,155	$14,990

Paid related to:
Current year	$8,149	$8,769	$8,013
Prior years	4,908	8,258	4,429
Total paid	$13,057	$17,027	$12,442

Balance, American Vehicle, at acquisition date	$—	$103	$—

Net balance at end of period	$9,136	$6,207	$6,976
Plus reinsurance recoverables	7,848	4,798	2,790
Balance at end of period	$16,984	$11,005	$9,766

As shown above, as a result of the Company’s review of its liability for losses and loss adjustment expenses, which includes a re-evaluation of the adequacy of reserve levels for prior year’s claims, the Company increased its liability for loss and loss adjustment expenses for claims occurring in prior years by $91,000, $2,569,000 and $1,445,000 for the years ended December 31, 2002, 2001 and 2000, respectively. There can be no assurance concerning future adjustments of reserves, positive or negative, for claims through December 31, 2002.

Based upon consultations with the Company’s independent actuarial consultants and their statement of opinion on losses and loss adjustment expenses, the Company believes that the liability for unpaid losses and loss adjustment expenses is currently adequate to cover all claims and related expenses which may arise from incidents reported and incurred but not reported.

The following table presents total unpaid loss and loss adjustment expenses, net, and total reinsurance recoverables shown in the Company’s consolidated financial statements for the periods indicated.

	Years Ended December 31,
	2002	2001	2000
	(Dollars in Thousands)
Loss and loss adjustment expenses, net	$5,585	$2,736	$4,662
Incurred but not reported, net	3,551	3,471	2,314
Total unpaid loss and loss adjustment expenses, net	$9,136	$6,207	$6,976

Reinsurance recoverable	$4,382	$1,910	$1,861
Incurred but not reported recoverable	3,466	2,888	929
Total reinsurance recoverable	$7,848	$4,798	$2,790

The following table presents the liability for unpaid losses and loss adjustment expenses for the Company for the years ended December 31, 1993 through 2002. The top line of the table shows the estimated net liabilities for unpaid losses and loss adjustment expenses at the balance sheet date for each of the periods indicated. These figures represent the estimated amount of unpaid losses and loss adjustment expenses for claims arising in all prior years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported. The portion of the table labeled “Cumulative paid as of” shows the net cumulative payments for losses and loss adjustment expenses made in succeeding years for losses incurred prior to the balance sheet date. The lower portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year.

	Years Ended December 31,
	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
	(Dollars in Thousands)

Balance Sheet Liability	$9,136	$6,207	$6,976	$4,428	$5,366	$4,635	$4,532	$3,688	$3,355	$2,507

Cumulative paid as of:
One year later		5,275	8,228	4,289	3,460	2,694	2,850	3,250	2,412	1,916
Two years later			9,568	5,799	4,499	3,533	3,539	3,898	3,675	2,377
Three years later				6,328	5,111	3,972	3,882	4,164	3,901	2,817
Four years later					5,387	4,241	4,107	4,300	3,997	2,897
Five years later						4,325	4,223	4,404	4,054	2,928
Six years later							4,262	4,493	4,119	3,027
Seven years later								4,423	4,187	3,027
Eight years later									4,083	3,091
Nine years later										2,936

Re-estimated net liability as of:
End of year	$9,136	$6,207	$6,976	$4,428	$5,366	$4,635	$4,532	$3,688	$3,355	$2,507
One year later		6,954	9,445	5,875	4,676	4,360	4,332	4,728	3,654	2,375
Two years later			10,197	6,284	5,160	4,063	4,255	4,867	4,540	2,577
Three years later				6,605	5,352	4,317	4,102	4,872	4,613	2,981
Four years later					5,515	4,386	4,304	4,748	4,598	3,003
Five years later						4,395	4,321	4,899	4,516	3,023
Six years later							4,321	4,905	4,626	3,085
Seven years later								4,792	4,644	3,085
Eight years later									4,523	3,127
Nine years later										3,081

Cumulative redundancy (deficiency)	$—	$(747)	$(3,221)	$(2,177)	$(149)	$240	$211	$(1,104)	$(1,168)	$(574)

The cumulative redundancy or deficiency represents the aggregate change in the estimates over all prior years. A deficiency indicates that the latest estimate of the liability for losses and LAE is higher than the liability that was originally estimated and a redundancy indicates that such estimate is lower. It should be emphasized that the table presents a run-off of balance sheet liability for the periods indicated rather than accident or policy loss development for those periods. Therefore, each amount in the table includes the cumulative effects of changes in liability for all prior periods. Conditions and trends that have affected liabilities in the past may not necessarily occur in the future.

The table below sets forth the differences between loss and loss adjustment expense reserves as disclosed on a GAAP basis compared to a presentation based on statutory accounting principles (“SAP”), for the years ending 2002 and 2001.

	Years Ended December 31,
	2002	2001
	(Dollars in Thousands)
GAAP basis loss and loss adjustment expense reserves	$16,984	$11,005
Less unpaid losses and loss adjustment expense ceded	(7,847)	(4,798)
Insurance apportionment plan	285	—
SAP basis loss and loss adjustment expense reserves	$9,422	$6,207

The table below sets forth the differences between loss and loss adjustment expense incurred as disclosed on a GAAP basis compared to a SAP basis for the years ending 2002, 2001 and 2000.

	Years Ended December 31,
	2002	2001	2000
	(Dollars in Thousands)
GAAP basis loss and loss adjustment expense incurred	$15,987	$16,155	$14,990
Intercompany adjusting and other expenses	2,484	1,440	1,224
Insurance apportionment plan	700	—	—
Other	—	10	—
SAP basis loss and loss adjustment expense incurred	$19,171	$17,605	$16,214

Underwriting results of insurance companies are frequently measured by their combined ratios. However, investment income, federal income taxes and other non-underwriting income or expense are not reflected in the combined ratio. The profitability of property and casualty insurance companies depends on income from underwriting, investment and service operations. Underwriting results are considered profitable when the combined ratio is under 100% and unprofitable when the combined ratio is over 100%.

The following table sets forth loss ratios, expense ratios and combined ratios for the periods indicated for the insurance business of Federated National and American Vehicle for 2002. The amounts for 2001 and 2000 are for Federated National only. The ratios, inclusive of unallocated loss adjustment expenses, are shown in the table below, and are computed based upon SAP. The expense ratios include management fees paid to the Company in the amount of $0, $0 and $300,000 in 2002, 2001 and 2000, respectively.

	Years Ended December 31,
	2002	2001	2000
Loss ratio	60%	82%	80%
Expense ratio	25%	27%	31%
Combined ratio	85%	109%	111%

In order to reduce losses and thereby reduce the loss ratio and the combined ratio, both Federated National and American Vehicle raised premium rates once in 2002, and plan to request further rate increases in 2003. The improved loss ratio for 2002 as compared to 2001 is attributed the $2.6 million adverse reserve development experienced in 2001 where only $.09 million was incurred in 2002. Highlights for the improved ratios include, but are not limited to the termination of unprofitable agency relations, increased scrutiny over fraudulently asserted claims, streamlined paperless claims processing system, new claims management supervision and in house legal counsel, as well as limiting loss exposures in historically high loss areas.

American Vehicle’s first full year of operations produced a Loss Ratio of 72%, an Expense Ratio of 14% and a combined ratio of 86% based on SAP. Comparing Federated National to American Vehicle’s loss, expense and combined ratios, it should be noted that 2002 was American Vehicle’s first full year of operations under ownership by the Company. As such, the earnings cycle of American Vehicle is less mature than Federated National’s earning cycle. Generally, for a company writing policies with a term of 12 months the earnings cycle would not be considered complete until there have been 24 months of consecutive level written premiums.

Competition

The Company operates in a highly competitive market and faces competition from both national and regional insurance companies, many of whom are larger and have greater financial and other resources than the Company, have favorable A.M. Best ratings and offer more diversified insurance coverage. The Company’s competitors include other companies which market their products through agents, as well as companies, which sell insurance directly to their customers. Large national writers may have certain competitive advantages over agency writers, including increased name recognition, increased loyalty of their customer base and reduced policy acquisition costs. The Company may also face competition from new or temporary entrants in its niche markets. In some cases, such entrants may, because of inexperience, desire for new business or other reasons, price their insurance below the pricing structure of the Company. Although the Company’s pricing is inevitably influenced to some degree by that of its competitors, management of the Company believes that it is generally not in the Company’s best interest to compete solely on price, choosing instead to compete on the basis of underwriting criteria, its distribution network and superior service to its agents and insureds. The Company competes with respect to automobile insurance in Florida with more than 100 companies, which underwrite personal automobile insurance. Companies of comparable or smaller size, which compete with the Company in the personal automobile insurance industry, include U.S. Security Insurance Company, United Automobile Insurance Company, Direct General Insurance Company and Security National Insurance Company, as well as major insurers such as Progressive Casualty Insurance Company. Competition could have a material adverse effect on the Company’s business, results of operations and financial condition.

Regulation

General

The Company is subject to the laws and regulations in Florida and Georgia, and will be subject to the laws and regulations of any other states in which it seeks to conduct business in the future. The regulations cover all aspects of its business and are generally designed to protect the interests of insurance policyholders, as opposed to the interests of shareholders. Such regulations relate to authorized lines of business, capital and surplus requirements, allowable rates and forms (particularly for the nonstandard auto segment), investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, market conduct, maximum amount allowable for premium financing service charges and a variety of other financial and non-financial components of the Company’s business. The failure of the Company to comply with certain provisions of applicable insurance laws and regulations could have a material adverse effect on the Company’s business, results of operations or financial condition. In addition, any changes in such laws and regulations including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage, could materially adversely affect the operations of the Company’s, ability to expand its operations. The Company, however, is unaware of any consumer initiatives, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Many states have also enacted laws which restrict an insurer’s underwriting discretion, such as the ability to terminate policies, terminate agents or reject insurance coverage applications, and many state regulators have the power to reduce, or to disallow increases in, premium rates. These laws may adversely affect the ability of an insurer to earn a profit on its underwriting operations.

Most states have insurance laws requiring that rate schedules and other information be filed with the state’s insurance regulatory authority, either directly or through a rating organization with which the insurer is affiliated. The regulatory authority may disapprove a rate filing if it finds that the rates are inadequate, excessive or unfairly discriminatory. Rates, which are not necessarily uniform for all insurers, vary by class of business, hazard covered, and size of risk. Certain states have recently adopted laws or are considering proposed legislation which, among other things, limit the ability of insurance companies to effect rate increases or to cancel, reduce or non-renew insurance coverage with respect to existing policies, particularly personal automobile insurance. The Company’s experience in Florida to date, however, has been that although legislative proposals of this type have been considered from time to time, none have yet been adopted. Nevertheless, the Florida legislature may adopt laws of this type in the future, which could adversely affect the Company’s business.

Most states require licensure or regulatory approval prior to the marketing of new insurance products. Typically, licensure review is comprehensive and includes a review of a company’s business plan, solvency, reinsurance, character of its officers and directors, rates, forms and other financial and non-financial aspects of a company. The regulatory authorities may not allow entry into a new market by not granting a license or by withholding approval.

All insurance companies must file quarterly and annual statements with certain regulatory agencies and are subject to regular and special examinations by those agencies. The last regulatory examination of Federated National covered the three-year period ended on December 31, 2001. No material deficiencies were found during this regulatory examination. In some instances, various states routinely require deposits of assets for the protection of policy holders either in those states or for all policyholders. As of December 31, 2002, Federated National and American Vehicle hold investment securities with a fair value of approximately $1,027,000 and $1,066,000, respectively, as deposits with the State of Florida.

Under Florida law, a domestic insurer may not pay any dividend or distribute cash or other property to its shareholders except out of that part of its available and accumulated capital surplus funds which is derived from realized net operating profits on its business and net realized capital gains. A Florida domestic insurer may not make dividend payments or distributions to shareholders without prior approval of the Florida Department of Financial Services if the dividend or distribution would exceed the larger of (i) the lesser of (a) 10.0% of its capital surplus or (b) net income, not including realized capital gains, plus a two-year carryforward, (ii) 10.0% of capital surplus with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains or (iii) the lesser of (a) 10.0% of capital surplus or (b) net investment income plus a three-year carryforward with dividends payable constrained to unassigned funds minus 25.0% of unrealized capital gains. Alternatively, a Florida domestic insurer may pay a dividend or distribution without the prior written approval of the Florida Department of Financial Services (i) if the dividend is equal to or less than the greater of (a) 10.0% of the insurer’s capital surplus as regards policyholders derived from realized net operating profits on its business and net realized capital gains or (b) the insurer’s entire net operating profits and realized net capital gains derived during the immediately preceding calendar year, (ii) the insurer will have policy holder capital surplus equal to or exceeding 115.0% of the minimum required statutory capital surplus after the dividend or distribution, (iii) the insurer files a notice of the dividend or distribution with the Florida Department of Financial Services at least ten business days prior to the dividend payment or distribution and (iv) the notice includes a certification by an officer of the insurer attesting that, after the payment of the dividend or distribution, the insurer will have at least 115% of required statutory capital surplus as to policyholders. Except as provided above, a Florida domiciled insurer may only pay a dividend or make a distribution (i) subject to prior approval by the Florida Department of Financial Services or (ii) 30 days after the Florida Department of Financial Services has received notice of such dividend or distribution and has not disapproved it within such time.

Under these laws, based on their respective 2002 surplus and income, Federated National would be permitted to pay dividends of approximately $142,000 to the Company in 2003, and American Vehicle would be permitted to pay $9,000 in dividends in 2003. Although the Company believes that amounts required for it to meet its financial and operating obligations will be available from sources other than dividends from insurance subsidiaries, there can be no assurance in this regard. Further, there can be no assurance that, if requested, the Florida Department of Financial Services will allow any dividends in excess of the amount available, to be paid by Federated National to the Company in the future. No dividends were paid by Federated National or American Vehicle in 2002, 2001 or 2000, and none are anticipated in 2003. The maximum dividends permitted by state law are not necessarily indicative of an insurer’s actual ability to pay dividends or other distributions to a parent company, which also may be constrained by business and regulatory considerations, such as the impact of dividends on capital surplus, which could affect an insurer’s competitive position, the amount of premiums that can be written and the ability to pay future dividends. Further, state insurance laws and regulations require that the statutory capital surplus of an insurance company following any dividend or distribution by it be reasonable in relation to its outstanding liabilities and adequate for its financial needs.

While the non-insurance company subsidiaries are not subject directly to the dividend and other distribution limitations, insurance holding company regulations govern the amount that any affiliate within the holding company system may charge any of the insurance companies for service (e.g., management fees and commissions).

In order to enhance the regulation of insurer solvency, the NAIC established risk-based capital requirements for insurance companies that are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policy holders. These requirements measure three major areas of risk facing property and casualty insurers: (i) underwriting risks, which encompass the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from credit risk; and (iii) other business risks from investments. Insurers having less statutory surplus than required will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. The requirements establish various levels of regulatory action. Based upon the 2002 statutory financial statements for Federated National and American Vehicle, each company’s statutory surplus exceeds all regulatory action levels established by the NAIC. The Florida Department of Financial Services, which follows these requirements, could require Federated National or American Vehicle to cease operations in the event they fail to maintain the required statutory capital.

The extent of regulatory intervention and action increases as the ratio of an insurer’s statutory surplus to its Authorized Control Level (“ACL”), as calculated under the NAIC’s requirements, decreases. The first action level, the Company Action Level, requires an insurer to submit a plan of corrective actions to the insurance regulators if statutory surplus falls below 200.0% of the ACL amount. The second action level, the Regulatory Action Level, requires an insurer to submit a plan containing corrective actions and permits the insurance regulators to perform an examination or other analysis and issue a corrective order if statutory surplus falls below 150.0% of the ACL amount. The Authorized Control Level, the third action level, allows the regulators to rehabilitate or liquidate an insurer in addition to the aforementioned actions if statutory surplus falls below the ACL amount. The fourth action level is the Mandatory Control Level, which requires the regulators to rehabilitate or liquidate the insurer if statutory surplus falls below 70.0% of the ACL amount. Federated National’s ratio of statutory surplus to its ACL was 274.2%, 300.8% and 273.2% at December 31, 2002, 2001 and 2000, respectively. American Vehicle’s ratio of statutory surplus to its ACL was 412.4% and 3,234.6% at December 31, 2002 and 2001, respectively. Regulatory action is triggered if surplus falls below 200.0% of the ACL amount.

The NAIC has also developed Insurance Regulatory Information Systems (“IRIS”) ratios to assist state insurance Department of Financial Services in identifying companies, which may be developing performance or solvency problems, as signaled by significant changes in the companies’ operations. Such changes may not necessarily result from any problems with an insurance company, but may merely indicate changes in certain ratios outside the ranges defined as normal by the NAIC. When an insurance company has four or more ratios falling outside “usual ranges,” state regulators may investigate to determine the reasons for the variance and whether corrective action is warranted. As of December 31, 2002, Federated National was outside NAIC’s usual ranges with respect to its IRIS tests on 7 out of 12 ratios. Federated National was not in the “usual ranges” primarily because of the loss stemming from its other than temporary write down of the WorldCom bonds and because of the short fall in Federated National’s loss and LAE reserves in 2000 and 1999. IRIS ratios in excess of “usual ranges” relative to surplus growth stemmed from the Company’s infusion of $2.1 million into Federated National. Federated National has carefully reviewed its loss and LAE reserves and management believes that such reserves at December 31, 2002 are adequate. American Vehicle was outside NAIC’s usual ranges on six ratios primarily because American Vehicle was in operation for the entire year 2002 as compared to 2001 when it resumed business in November. Prior to 2001 American Vehicle had not written insurance policies since 1997 and was under capitalized. Management does not currently believe that the Florida Department of Financial Services will take any significant action with respect to Federated National or American Vehicle regarding the IRIS ratios, although there can be no assurance that will be the case.

Effective January 1, 2001, the Company’s insurance subsidiaries adopted the Codification of Statutory Accounting Principles guidance issued by the NAIC, which provides guidance for areas where statutory accounting has been silent and changes current accounting in some areas. The adoption of this codification did not have a material effect on the Company’s consolidated financial statements.

Insurance Holding Company Regulation

The Company is subject to laws governing insurance holding companies in Florida where Federated National and American Vehicle are domiciled. These laws, among other things, (i) require the Company to file periodic information with the Florida Department of Financial Services, including information concerning its capital structure, ownership, financial condition and general business operations, (ii) regulate certain transactions between the Company and its affiliates, including the amount of dividends and other distributions and the terms of surplus notes and (iii) restrict the ability of any one person to acquire certain levels of the Company’s voting securities without prior regulatory approval. Any purchaser of 5% or more of the outstanding shares of Common Stock of the Company will be presumed to have acquired control of Federated National and American Vehicle unless the Florida Insurance Commissioner, upon application, determines otherwise.

Finance Company Regulation

The Company’s premium financing program is also subject to certain laws governing the operation of premium finance companies. These laws pertain to such matters as books and records that must be kept, forms, licensing, fees and charges. For example, in Florida, the maximum late payment fee Federated Premium may charge is the greater of $10 per month or 5% of the amount of the overdue payment.

Franchise Company Regulation

FedUSA and EXPRESSTAX are subject to Federal Trade Commission (“FTC”) regulation, and state and international laws, which regulate the offer and sale of franchises. FedUSA and EXPRESS TAX are also subject to a number of state laws, which regulate substantive aspects of the franchisor franchisee relationship. The FTC’s Trade Regulation Rule on Franchising (the “FTC Rule”) require FedUSA and EXPRESSTAX to furnish to prospective franchisees a franchise offering circular containing information prescribed by the FTC Rule.

State laws that regulate the offer and sale of franchises and the franchisor franchisee relationship presently exist in a substantial number of states. Such laws often require registration of the franchise offering with state authorities and regulate the franchise relationship by, for example, requiring the franchisor to deal with its franchisees in good faith, prohibiting interference with the right of free association among franchisees, limiting the imposition of standards of performance on a franchisee and regulating discrimination among franchisees in charges, royalties or fees.

Underwriting and Marketing Restrictions

During the past several years, various regulatory and legislative bodies have adopted or proposed new laws or regulations to address the cyclical nature of the insurance industry, catastrophic events and insurance capacity and pricing. These regulations include (i) the creation of “market assistance plans” under which insurers are induced to provide certain coverages, (ii) restrictions on the ability of insurers to rescind or otherwise cancel certain policies in mid-term, (iii) advance notice requirements or limitations imposed for certain policy non-renewals and (iv) limitations upon or decreases in rates permitted to be charged.

Legislation

From time to time, new regulations and legislation are proposed to limit damage awards, to control plaintiffs’ counsel fees, to bring the industry under regulation by the federal government, to control premiums, policy terminations and other policy terms and to impose new taxes and assessments. It is not possible to predict whether, in what form or in what jurisdictions, any of these proposals might be adopted, or the effect, if any, on the Company.

Industry Ratings Services

In 2002, A.M. Best Company assigned Federated National a B rating (“Fair,” which is the seventh of 14 rating categories) and American Vehicle a B+ rating (“Very Good,” which is the sixth of 14 rating categories). Federated National and American Vehicle are rated “A” (“Unsurpassed,” which is first of six ratings) by Demotech, Inc. A.M. Best’s and Demotech’s ratings are based upon factors of concern to agents, reinsurers and policyholders and are not primarily directed toward the protection of investors.

Employees

As of December 31, 2002, the Company and its subsidiaries had 233 employees. The Company is not a party to any collective bargaining agreement and has not experienced work stoppages or strikes as a result of labor disputes. The Company considers relations with its employees to be satisfactory.

Senior Management

Set forth below is certain information concerning senior management of the Company who are not also executive officers or directors of the Company:

James A. Epstein was appointed Secretary of the Company in January 2002. Mr. Epstein joined the Company as General Counsel in September 2000. From 1997 to 1999, Mr. Epstein was an attorney with Conrad & Scherer in Fort Lauderdale, Florida, and from June 1999 to September 2000, Mr. Epstein was General Counsel for 186K.Net, Co., a private company in Boca Raton, Florida.

Kent M. Linder assumed the position of Chief Operating Officer of the Company in September 2003. Prior to this position, Mr. Linder served the Company as Director of Franchise Development and previous to that as the President of Federated Agency Group, Inc. Prior to joining the management team of the Company, Mr. Linder owned and operated a group of 18 insurance agencies in the Orlando, Florida area. Mr. Linder acquired his management experience while spending 12 years with United Parcel Service, in which he served in various management positions. Mr. Linder holds a bachelor’s degree from the University of South Florida in Finance and is a licensed 220 property and casualty agent and 215 life agent.

Glossary of Selected Terms

Cede	To transfer to an insurer or reinsurer all or part of the insurance written by an insurance entity.
Ceding Commission	A payment by a reinsurer to the ceding company, generally on a proportional basis, to compensate the ceding company for its policy acquisition costs.
Combined Ratio	The total of the Loss Ratio plus the Expense Ratio on either SAP or GAAP basis.
Expense Ratio	Under SAP, the ratio of underwriting expenses to net written premiums. Using GAAP basis, the ratio of underwriting expenses to net premiums earned.
Generally Accepted Accounting Principles (“GAAP”)

Accounting practices and principles, as defined principally by the

American Institute of Certified Public Accountants, the Financial

Accounting Standards Board. GAAP is the method of accounting typically used by the Company for reporting to persons or entities other than insurance regulatory authorities.

Gross Premiums Written	The total of premiums received or to be received for insurance written by an insurer during a specific period of time without any reduction for reinsurance ceded.
Hard Market

The portion of the market cycle of the property and casualty insurance industry characterized by constricted industry capital and underwriting capacity, increasing premium rates and,

typically, enhanced underwriting performance.

Incurred but not reported Losses

The estimated liability of an insurer, at a given point in time, with respect to losses that have been incurred but not yet reported to the insurer, and for potential future developments on reported claims.

Insurance Regulatory Information System (“IRIS”)

A system of ratio analysis developed by the NAIC primarily

intended to assist state insurance Department of Financial

Services in executing their statutory mandates to oversee the financial condition of insurance companies.

Loss Adjustment Expense	The expense of investigating and settling claims, including legal fees, outside adjustment expenses and other general expenses of administering the claims adjustment process.
Loss Ratio	Under both SAP and GAAP, net losses and LAE incurred, divided by net premiums earned, expressed as a percentage.
Loss Reserves	The estimated liability of an insurer, at a given point in time, with respect to unpaid incurred losses, including losses, which are IBNR and related LAE.
Losses Incurred

The total of all policy losses sustained by an insurance company during a period, whether paid or unpaid.  Incurred losses include a provision for claims that have occurred but have not yet been reported to the insurer.

National Association of Insurance Commissioners (“NAIC”)

A voluntary organization of state insurance officials that

promulgates model laws regulating the insurance industry, values securities owned by insurers, develops and modifies insurer

financial reporting, statements and insurer performance criteria and performs other services with respect to the insurance industry.

Net Premiums Earned	The amount of net premiums written allocable to the expired period of an insurance policy or policies.
Net Premiums Written	The gross premiums written during a specific period of time, less the portion of such premiums ceded to (reinsured by) other insurers.
Nonstandard	Risks that generally have been found unacceptable by standard lines insurers for various underwriting reasons.
Reinsurance

A procedure whereby a primary insurer transfers (or “cedes”) a portion of its risk to a reinsurer in consideration of a payment of premiums by the primary insurer to the reinsurer for their

assumption of such portion of the risk. Reinsurance can be

affected by a treaty or individual risk basis. Reinsurance does not legally discharge the primary insurer from its liabilities with respect to its obligations to the insured.

Reinsurers

Insurers (known as the reinsurer or assuming company) who

agree to indemnify another insurer (known as the reinsured or ceding company) against all or part of a loss that the latter may incur under a policy or policies it has issued.

Risk-Based Capital Requirements

Capital requirements for property and casualty insurance

companies adopted by the NAIC to assess minimum capital

requirements and to raise the level of protection that statutory surplus provides for policy holder obligations.

Soft Market

The portion of the market cycle of the property and casualty insurance industry characterized by heightened premium rate

competition among insurers, increased underwriting capacity and,

typically, depressed underwriting performance.

Standard Automobile Insurance	Personal automobile insurance written for those individuals presenting an average risk profile in terms of loss history, driving record, type of vehicle driven and other factors.
Statutory Accounting Practices (“SAP”)

Those accounting principles and practices which provide the

framework for the preparation of financial statements, and the recording of transactions, in accordance with the rules and

procedures adopted by regulatory authorities, generally

emphasizing solvency consideration rather than a going concern concept of accounting.  The principal differences between SAP and GAAP are as follows: (a) SAP, certain assets (non-admitted assets) are eliminated from the balance sheet; (b) under SAP,

policy acquisition costs are expensed upon policy inception, while under GAAP they are deferred and amortized over the term of the policies; and (c) under SAP, certain reserves are recognized which are not recognized under GAAP.

Underwriting

The process whereby an underwriter reviews applications

submitted for insurance coverage and determines whether it will provide all or part of the coverage being requested, and the price of such premiums. Underwriting also includes an ongoing review of existing policies and their pricing.

Underwriting Expense	The aggregate of policy acquisition costs, including that portion of general and administrative expenses attributable to underwriting operations.
Unearned Premiums	The portion of premiums written representing unexpired policy terms as of a certain date.

Properties

Federated National owns the Company’s current headquarters in Plantation, Florida, a two-story building with approximately 13,960 square feet of office space. Federated National also owns and partially occupies a three-story building with approximately 39,250 square feet of office space in Lauderdale Lakes, Florida. Approximately 75.5% of the Lauderdale Lakes building is leased to third parties and the remainder is occupied by Federated National or is vacant.

The Company’s agencies are primarily located in leased locations pursuant to leases expiring at various times through February 2016. The aggregate annual rental for the facilities is approximately $371,000. Two locations are owned by the Company.

The Company believes that these facilities are adequate for its current needs.

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

In June 2000, a lawsuit was filed against the Company and its directors and executive officers seeking compensatory damages in an undisclosed amount on the basis of allegations that the Company’s amended registration statement dated November 4, 1998 was inaccurate and misleading concerning the manner in which the Company recognized ceded insurance commission income, in violation of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Specifically, the plaintiffs allege that the Company recognized ceded commission income on a written basis, rather than amortized on a pro rata basis. The plaintiffs allege that this was contrary to the Statement of Financial Accounting Concepts Nos. 1, 2 and 5. The Company has since accounted for ceded commission on a pro rata basis and has done so since these matters were brought to the Company’s attention in 1998. Nevertheless, the Company believes that the lawsuit is without merit and is vigorously defending the action, as the Company reasonably relied upon outside subject matter experts to make these determinations at the time. The lawsuit was filed in the United States District Court for the Southern District of New York and seeks class action status. The plaintiff class purportedly includes purchasers of the Company’s common stock between November 5, 1998 and August 13, 1999. The Court recently denied the Company’s Motion to Dismiss the plaintiffs’ First Amended Complaint and the Company filed an Answer and Affirmative Defenses.

Prior to its acquisition by the Company in 2001, American Vehicle was involved in litigation with a former officer and director. The litigation was adjudicated and American Vehicle, among others, was found liable and paid the final judgment. A petition was filed seeking costs of $136,000 and appellate attorneys fees in excess of $2.0 million for fees American Vehicle’s previous owners have agreed to indemnify the Company against any such fees and costs and, the $500,000 purchase price for American Vehicle is held in escrow pending settlement of the fees and costs issued. On February 26, 2003, the 11th Judicial Circuit in Miami, Florida entered an amended final judgment awarding the plaintiffs $1,140,387 in attorney fees and costs. Both parties are appealing this judgment. Management anticipates that there will be no costs associated with the settlement of this case, consequently, no liability for fees and costs have been accrued.

The Company, as a direct premium writer in the State of Florida, is required to participate in certain insurer solvency pools under Florida Statutes 631.57(3)(a). Participation in these pools is based on the Company’s written premium by line of business to total premiums written statewide by all insurers. Participation may result in assessments against the Company. The Company was assessed $258,000 and $203,000, for the years ended December 31, 2002 and 2001, respectively. During 2002 the Company recovered $180,000 of the 2001 assessment and is entitled to recover all of these assessments as permitted by the state of Florida through policy surcharges in 2003. For the years ended December 31, 2000 and 1999, no amounts were assessed against the Company.

Federated National and American Vehicle are also required to participate in an insurance apportionment plan under Florida Statutes 627.351 referred to as a Joint Underwriting Association Plan (“JUA Plan”). The “JUA Plan” shall provide for the equitable apportionment of any profits realized, or losses and expenses incurred, among participating insurers. In the event of an underwriting deficit incurred by the “JUA Plan” and the deficit is not recovered through the policyholders in the “JUA Plan,” such deficit shall be recovered from the companies participating in the “Plan” in the proportion that the net direct premiums of each such member written during the preceding calendar year bear to the aggregate net direct premiums written in this state by all members of the joint underwriting “JUA Plan.”

No assessments by have been incurred by either insurance company through the date of issuance of this report.

MANAGEMENT

Directors and Executive Officers

The directors and executive officers of the Company currently are as follows:

Name	Age	Position with the Company	Director Since

Edward J. Lawson (1)(2)	53	President and Director	1983
Michele V. Lawson	45	Treasurer	1983
James DePelisi (3)	36	Director	2003
Carl Dorf (2)	62	Director	2001
Charles B. Hart, Jr. (1) (3)	64	Director	2002
James G. Jennings III	45	Chief Financial Officer	—
Bruce F. Simberg (1)(2)(3)	54	Director	1998
Richard A. Widdicombe	44	Chief Executive Officer and Director; President and Chief Executive Officer of Federal National, Assurance MGA and American Vehicle	2001
Richard W. Wilcox	61	Director	2003

——————

(1)

Member of Compensation Committee.

(2)

Member of Investment Committee.

(3)

Member of Audit Committee.

Edward J. Lawson co-founded the Company and has served as its Chairman of the Board President since inception and as its Chief Executive Officer through June 2003. Mr. Lawson has more than 17 years’ experience in the insurance industry, commencing with the founding of the Company’s initial agency in 1983.

Michele V. Lawson co-founded the Company and has served as an executive officer since inception and a director from inception until March 2003. Mrs. Lawson is currently the Company’s Treasurer. Mrs. Lawson has more than 17 years’ experience in the insurance industry, commencing with the founding of the Company’s initial agency in 1983. Mrs. Lawson also holds a property and casualty license in Florida.

James DePelisi was elected as a director of the Company in January 2003.  In February 1998, Mr. DePelisi founded LDV Corporation, a financial advisory firm, of which he serves as President and CEO. Mr. DePelisi is also the Director of Investment Banking for Independent Securities Investment Corporation, a NASD member firm.

Carl Dorf is the principal of Dorf Asset Management, LLC, and is responsible for all investment decisions made by that company. From January 1991 to February 2001, Mr. Dorf served as the Fund Manager of ING Pilgrim Bank and Thrift Fund. Prior to his experience at Pilgrim, Mr. Dorf was a principal in Dorf & Associates, an investment management company.

Charles B. Hart, Jr. has over 40 years of experience in the insurance industry.  From 1973 to 1999, Mr. Hart served as President of Public Assurance Group and as General Manager of Operations for Bristol West Insurance Services. Since 1999, Mr. Hart currently has acted as an insurance consultant.

James G. Jennings III was appointed Chief Financial Officer of the Company in August 2002. Mr. Jennings became the Company’s Controller in May 2000 and for approximately 10 years prior thereto was employed by American Vehicle, where he was formally involved with all aspects of property and casualty insurance. Mr. Jennings’, formerly a certified public accountant, also holds a certificate in general insurance and an associate in insurance services as designated by the Insurance Institute of America.

Bruce F. Simberg has served as a director of the Company since January 1998. Mr. Simberg has been a practicing attorney for the last 23 years, most recently as managing partner of Conroy, Simberg, Ganon, Krevans & Abel, P.A., a law firm in Ft. Lauderdale, Florida, since October 1979.

Richard A. Widdicombe is the Company’s Chief Executive Officer, an office he assumed in June 2003. He previously assumed the office of President of the Company’s subsidiaries, Federated National and Assurance MGA, in November 1999 and American Vehicle in August 2001. From 1984 to 1999, Mr. Widdicombe held various positions, most recently senior vice president, at MacNeill Group, Inc. (formerly Jardine MacNeill), a managing general agent based in Miami, Florida. Mr. Widdicombe holds his adjuster’s license and CPCU designation. Mr. Widdicombe is a member of the Florida Department of Financial Services (previously Florida Department of Insurance) Initial Disaster Assessment team.

Richard W. Wilcox, Jr. was elected as a director of the Company in January 2003. Mr. Wilcox has been in the insurance industry for almost 40 years. In 1963, Mr. Wilcox began an insurance agency that eventually developed into a thriving business generating $10 million in annual revenue. In 1991, Mr. Wilcox sold his agency to Hilb, Rogal and Hamilton Company (“HRH”) of Fort Lauderdale, for which he retained the position of President through 1998. In 1998, HRH of Fort Lauderdale merged with Poe and Brown of Fort Lauderdale, and Mr. Wilcox served as the Vice President. Mr. Wilcox retired in 1999.

Edward J. Lawson and Michele V. Lawson are husband and wife. There are no other family relationships among the Company’s directors and executive officers.

Executive Compensation

Summary Compensation Table

The following compensation table sets forth, for the years ended December 31, 2002, 2001, and 2000, the cash and certain other compensation paid by the Company to the Company’s CEO during those periods, who was the only executive officer whose salary and bonuses exceeded $100,000 during 2002.

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	Securities Underlying Option(#)	All Other Compensation($)
Edward J. Lawson, President and CEO	2002 2001 2000	$156,000 156,000 155,000	0 0 0	— — —	$660 4,560	(1) (1)

——————

(1)

Includes $660 in contributions for Mr. Lawson to the company’s 401(k) plan in 2001and $4,560 in contributions for Mr. Lawson to the Company’s 401(k) plan in 2000.

Option Grants in Last Fiscal Year

The following table sets forth information concerning individual grants of stock options made during 2002 to the CEO.

	Individual Grants
Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options/SAR Granted to Employees in Fiscal Year	Exercise or Base Price ($/share)	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation For Option Term		Grant Date Present Value $
					5% ($)	10% ($)
Edward J. Lawson	100,000	9.9%	12.50	June 4, 2008	530,445	1,051,499	-0-

Stock Options Held at End of 2002

The following table indicates the total number and value of exercisable and unexercisable stock options held by the CEO as of December 31, 2002. No options were exercised by the CEO.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercise In-the-Money Options At Fiscal Year-End
Name	Exercisable	Unexercisable	Exercisable(1)	Unexercisable(1)
Edward J. Lawson	18,250	103,750	$248,383	$187,138

——————

(1)

Based on a fair market value of $13.61 per share at December 31, 2002.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders*	2,489,000	$11.86	1,160,395

Equity compensation plans not approved by security holders**	62,500	$9.00	0
Total	2,551,500	$11.79	1,160,395

——————

*

Includes options from the 1998 Stock Option Plan, 2001 Franchise Program Stock Option Plan and the 2002 Stock Option Plan.

**

Includes warrants that were granted to Kent Linder and Michael Braun as part of employment agreements executed on December 9, 1998.

Compensation Committee Interlocks and Insider Participation

Bruce F. Simberg serves as member of the Compensation Committee. He is a partner of the Fort Lauderdale, Florida law firm of Conroy, Simberg, Ganon, Krevans & Abel, P.A., which renders legal services to the Company. In 2002 and 2001, the Company paid legal fees to Conroy, Simberg, Ganon, Krevans & Abel, P.A. for services rendered in the amount of $266,000 and $530,000, respectively.

CERTAIN TRANSACTIONS

Bruce F. Simberg, a director of the Company, is a partner of the Fort Lauderdale, Florida law firm of Conroy, Simberg, Ganon, Krevans & Abel, P.A., which renders legal services to the Company. In 2002 and 2001, the Company paid legal fees to Conroy, Simberg, Ganon, Krevans & Abel, P.A. for services rendered in the amount of $266,000 and $530,000, respectively.

In September 2002, Carl Dorf, one of the Company’s directors, who is also on the Investment Committee, began to oversee an investment account for the Company. Commission fees paid to this director in 2002 totaled $1,250.

Mortgage loans receivable in the amount of $227,391 and $119,304 as of December 31, 2000 and 1999, respectively, represented fully collateralized residential mortgage loans to Christopher Lawson and Stephany Lawson, the brother and stepmother, respectively, of the Company’s Chairman of the Board and President, Edward Lawson. The mortgage loans to Christopher Lawson and Stephan Lawson bore interest at the rate of 8% and 8.5% per annum, respectively. During 2001, these mortgage loans were repaid in full.

Approval of Affiliated Transactions

The Company has adopted a policy that any transactions between the Company and its executive officers, directors, principal shareholders and their affiliates take place on an arms-length basis and require the approval of a majority of the independent directors of the Company. The Company believes that its transactions with Bruce Simberg, Carl Dorf, Christopher Lawson and Stephany Lawson were on terms at least as favorable as those the Company could secure from a non-affiliated third party.

SECURITY OWNERSHIP OF OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percent of Class Outstanding

Edward J. Lawson (3)	1,025,628	32.3%
Michele V. Lawson (4)	1,025,628	32.3
Bruce F. Simberg (5)	100,250	3.2
Carl Dorf (6)	59,400	1.9
Richard A. Widdicombe (7)	58,610	1.8
Richard W. Wilcox, Jr. (8)	13,000	*
James G. Jennings, III (9)	7,000	*
Charles B. Hart, Jr. (10)	2,000	*
James DePelisi	—	*

All directors and executive officers as a group (9 persons) (11)	1,265,888	38.5

5% or greater holders:
Kent M. Linder (12) 4161 N.W. 5th Street Plantation, FL 33317	93,000	5.9

Ronald A. Raymond (13) P.O. Box 6037 Fort Lauderdale, FL 33310	183,059	5.8

——————

*

Less than 1%.

(1)

Except as otherwise indicated, the address of each person named in the table is c/o 21st Century Holding Company, 4161 N.W. 5th Street, Avenue, Plantation, Florida 33317.

(2)

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock listed, which include shares of Common Stock that such persons have the right to acquire a beneficial interest in within 60 days from the date of this Proxy Statement.

(3)

Includes 482,589 shares of Common Stock held of record by Michele V. Lawson, 16,950 shares held in an account for a minor, 23,750 shares of Common Stock issuable upon the exercise of stock options held by Mr. Lawson and 13,750 shares of Common Stock issuable upon the exercise of stock options held by Mrs. Lawson.

(4)

Includes 488,589 shares of Common Stock held of record by Edward J. Lawson, 16,950 shares held in an account for a minor, 23,750 shares of Common Stock issuable upon the exercise of stock options held by Mrs. Lawson and 13,750 shares of Common Stock issuable upon the exercise of stock options held by Mr. Lawson.

(5)

Includes 8,750 shares of Common Stock issuable upon the exercise of stock options held by Mr. Simberg.

(6)

Includes 7,000 shares of Common Stock held in a joint account with spouse, 1,300 shares of Common Stock held in a joint account in the names of Mr. Dorf’s spouse, and child and 9,500 shares of Common Stock held by Dorf Partners 2001 LP and 2,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Dorf.

(7)

Includes 40,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Widdicombe.

(8)

Includes 1,000 shares of Common Stock held in Mr. Wilcox’s IRA.

(9)

Includes 7,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Jennings.

(10)

Includes 2,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Hart.

(11)

Includes 161,250 shares of Common Stock issuable upon the exercise of stock options and warrants.

(12)

Includes 23,960 shares of Common Stock held in a joint account with spouse, 5,040 shares of Common Stock held in a retirement account, 38,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Linder and 26,000 shares of Common Stock issuable upon the exercise of warrants held by Mr. Linder.

(13)

Includes 150,850 shares of Common Stock held in Mr. Raymond’s IRA and 23,900 shares of Common Stock held by National Insurance Service Plan.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company will consist of (i) 25,000,000 shares of common stock, par value $.01 per share, 3,791,700 shares of which will be outstanding after the issuance of the shares covered by this prospectus, and (ii) 1,000,000 shares of preferred stock, par value $.01 per share, none of which are outstanding.

Common Stock

Subject to the rights of the holders of any preferred stock that may be outstanding, each holder of our common stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of our common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of director. Holders of our common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of our common stock are, and the shares of our common stock offered hereby will be, when issued, fully paid and nonassessable.

Preferred Stock

Our Board of Directors has the authority to issue 1,000,000 shares of preferred stock in one or more series and to fix, by resolution, conditional, full, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Florida law), liquidation preferences, dividend rates, conversion or exchange rights, redemption provisions of the shares constituting any series and such other special rights and protective provisions with respect to any class or series as the Board may deem advisable without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights or both and could have voting and other rights of shareholders. We have no present plans to issue shares of preferred stock.

Warrants

We issued warrants to purchase shares of our common stock in a private offering. Each of the warrants entitles the registered holder to purchase one-half of one share of our common stock. The exercise price of the warrants will be equal to 115% of the weighted-average volume price of our common stock on Nasdaq as reported by Bloomberg Financial Markets (“Bloomberg”) for the 60 consecutive trading days following July 31, 2003 but in no event will it be more than $25.00 per share nor less than $15.00 per share. The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment in certain circumstances. Our warrants may be exercised, in whole or in part, for a period of three years. After the expiration date, warrant holders shall have no further rights.

We may redeem some or all of our outstanding warrants beginning one year from the closing date of this offering for $0.01 per warrant at any time on 30 days’ prior written notice if the closing bid price of our common stock is 150% of the exercise price for 20 consecutive trading days.

6% Senior Subordinated Notes

We issued 6% senior subordinated notes due July 31, 2006 in the aggregate principal amount of $7,500,000 pursuant to the terms of a unit purchase agreement dated July 31, 2003. The following description is a summary of the material provisions of the notes, the unit purchase agreement and the registration rights agreement. The following description does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the unit purchase agreement, the notes and the registration rights agreement.

General

The notes are limited to $7,500,000 aggregate original principal amount. The notes will mature on July 31, 2006. The notes bear interest at the rate of 6% per annum beginning on the date of issuance calculated using a 360-day year composed of twelve 30-day months. Principal and interest is payable quarterly beginning on October 31, 2003. Each principal and interest is payable in cash, or to the extent legally permitted, in shares of our common stock, at our option, provided, however, that at the time such payment is made an effective registration statement covering the issuance of the shares of our common stock issuable as payment of principal and interest is available. If we pay principal and interest in shares of our common stock, the number of shares to be issued on account of the payment will be equal to the amount of the payment due divided by 95% of the weighted-average volume price for our common stock on Nasdaq as reported by Bloomberg for the 20 consecutive trading days prior to the date of the interest payment.

Maturity or repurchase by us at the option of a holder will cause the interest to cease to accrue on such note. We may not reissue a note that has matured, repurchased by us at your option, or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

Notes may be presented for exchange or registration of transfer at the our principal executive offices. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

The unit purchase agreement contains certain covenants that limit our ability to incur additional indebtedness, sell, lease or otherwise dispose of substantially all of our assets, merger or consolidate with another entity, enter into transactions with our affiliates or any sale and leaseback transaction and make certain payments.

Ranking of the Notes

The notes are senior unsecured obligations and rank equal in right of payment to all of our existing and future unsecured subordinated indebtedness. However, the notes are effectively subordinated to all of our existing and future secured debt.

Subsidiary Guarantee

Certain of our subsidiaries have unconditionally guaranteed, on an unsecured basis, the performance and full and punctual payment when due, whether at stated maturity or otherwise, of all our obligations under the notes, whether for payment of principal of or interest on or any additional amounts in respect of the notes, expenses, indemnification or otherwise. The subsidiary guarantees are senior unsecured obligations and rank equal in right of payment to all of respective subsidiary’s existing and future unsecured senior debt.

Prepayment at Option of the Holder

The holders of the notes have the right to require us to prepay the notes at any time upon the occurrence of a “Change in Control.” If a holder exercises this right, the notes will be prepaid at 101% of the then-outstanding principal amount together with accrued by unpaid interest. We may prepay the notes in cash or in shares of our common stock.

If we elect to prepay the notes, in whole or in part, in shares of our common stock, the number of shares to be issued will be equal to the amount of the prepayment due divided by 95% of the weighted-average volume price for our common stock on Nasdaq as reported by Bloomberg for the 20 consecutive trading days prior to the date of the prepayment.

We are required to give written notice 15 business days after any responsible officer has knowledge of the occurrence of any Change in Control or Control Event. If a Change in Control has occurred, this notice will constitute an offer to prepay all, but not less than all, the notes on a date specified in such offer (the “Proposed Prepayment Date”). The Proposed Payment Date shall be not less than 30 days and not more than 60 days after the date of such offer. A holder of notes may accept the offer to prepay by delivering a notice of acceptance to us at least 15 days before to the Proposed Prepayment Date. Our obligation to prepay the notes is subject to the occurrence of the Change in Control in respect of which such offer and acceptance shall have been made. If the Change in Control does not occur on the Proposed Prepayment Date, the prepayment will be deferred until, and will be made on the date on which, the Change in Control actually occurs.

Each offer to prepay the notes will specify:

•

the Proposed Prepayment Date;

•

that such offer is made pursuant to the unit purchase agreement;

•

the principal amount of each note offered to be prepaid;

•

the interest that would be due on each note offered to be prepaid, accrued to the Proposed Prepayment Date;

•

that the conditions of the unit purchase agreement have been fulfilled; and

•

in reasonable detail, the nature and date or proposed

A “Change in Control” means each and every issue, sale or other disposition of shares of our capital stock which results in any person (as such term is used in Section 13(d) and Section 14(d)(2) of the Exchange Act) or related persons constituting a group (as such term is used in Rule 13d-5 under the Exchange Act) becoming the “beneficial owners” (as such term is used in Rule 13d-3 under the Exchange Act as in effect on the date of the Closing), directly or indirectly, of more than 50% (by total voting power) of our issued and outstanding capital stock which is entitled to vote in the election of the members of our Board of Directors.

Events of Default and Acceleration

An “Event of Default” will exist if any of the following conditions or events occurs and is continuing:

•

we default in the payment of any principal on any note for more than 10 business days after the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

•

we default in the payment of any interest on any note for more than five business days after the same becomes due and payable, whether at a date fixed for payment or by declaration or otherwise; or

•

we default in the performance of or compliance with any material terms of the unit purchase agreement and the default is not remedied within 30 days after receipt of written notice from the required holders of such default; or

•

any representation or warranty made in writing by us or on our behalf or any of our subsidiaries guaranteeing the notes or by any of our officers or the officers of any of our subsidiary guarantors in the unit purchase agreement, or in any writing furnished in connection with the transactions contemplated by the unit purchase agreement proves to have been false or incorrect in any material respect on the date as of which made; or

•

we default in the payment of any principal or interest on any of our indebtedness, in any case in an amount in excess of $1,000,000, which default continues for more than the applicable cure period, if any, and/or is not waived in writing by the other party thereto; or

•

we or the subsidiary guarantors (i) are generally not paying, or admit in writing the inability to pay debts as they become due, (ii) file, or consent by answer or otherwise to the filing against us or them of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) make an assignment for the benefit of creditors, (iv) consent to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to our or their property or with respect to any substantial part of our or their property, (v) are adjudicated as insolvent or to be liquidated, or (vi) take corporate action for the purpose of any of the foregoing; or

•

a court or governmental authority of competent jurisdiction enters an order appointing, without our consent or the consent of any of the subsidiary guarantors, a custodian, receiver, trustee or other officer with similar powers with respect to our or their property or with respect to any substantial part of our or their property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the company or any of the subsidiary guarantors, or any such petition is filed against us or any of the subsidiary guarantors and such petition is not be dismissed within 60 days.

If an Event of Default occurs, all the notes then outstanding may at any time thereafter at the holder’s option, by notice or notices to us, be declared immediately due and payable. The notes will forthwith mature and the entire unpaid principal amount of such notes, plus all accrued and unpaid interest thereon shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived.

Registration Rights

We have entered into a registration rights agreement with the initial purchasers of the notes pursuant to which we have agreed to, at our expense, for the benefit of the holders, file with the SEC a shelf registration statement covering the shares of our common stock issuable upon payment of principal and interest due on the notes, and the prepayment of the notes and shares of our common stock issuable upon exercise of the warrants and the Warrants within 30 days after the first date of original issuance of the notes. We will use our reasonable best efforts to cause the shelf registration statement to become effective within 120 days of such first date of original issuance, and to keep a shelf registration statement effective Act until the earlier of (i) the date that all of the registrable securities have been sold pursuant to such registration statement, or (ii) the date the holders receive an opinion of counsel to the Company, which counsel shall be reasonably acceptable to the Holders, that the registrable securities may be sold under the provisions of Rule 144.

Certain Florida Legislation

Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control shares” are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (i) at least 20% but less than 33-1/3% of all voting power; (ii) at least 33-1/3% but less than a majority of all voting power; or (iii) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company’s articles of incorporation and bylaws also authorize the Company to indemnify the Company’s directors, officers, employees and agents. In addition, the Company’s articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties, and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provision of our articles of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. The following provisions may not be amended in our articles or bylaws without the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock.

Classified Board of Directors. The articles and bylaws provide for the Board of Directors to be divided into three classes serving staggered terms. As a result, approximately one-third of the Board of Directors will be elected each year. The articles and bylaws also provide that directors may only be removed for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote. These provisions, when coupled with the provision of the articles and bylaws authorizing only the Board of Directors to fill vacant directorships or increase the size of the Board, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

Prohibition of Action by Unanimous Consent; Special Meeting of Shareholders. The articles and bylaws prohibit the taking of shareholder action by written consent without a meeting and provide that special meetings of shareholders be called only by a majority of the Board of Directors, our Chief Executive Officer or holders of not less than one-third of our outstanding voting stock.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. The bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting. If less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, however, notice by the shareholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever is first. The bylaws also specify certain requirements as to the content and form of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting or from making nomination for directors at an annual or special meeting.

Amendment of Bylaws. Except for the provisions identified above requiring a two-thirds vote of the outstanding shares to alter, amend or repeal, the bylaws may only be altered, amended or repealed by the Board or the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock.

Transfer Agent

The transfer agent for the our common stock is X-Clearing Corporation, Denver, Colorado.

PLAN OF DISTRIBUTION

The shares to be issued from time to time under this prospectus will be issued directly by the Company to the holders of the notes. As a result, the Company will not be relying on the assistance of an underwriter or broker-dealer. The note holders may then sell the shares received in various ways and at various prices. Some of the methods by which the note holders may sell their shares include:

•

ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•

privately negotiated transactions;

•

block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker or dealer as principal and resale by that broker or dealer for the selling shareholder’s account under an applicable exemption from registration;

•

depending on whether the note holder is also deemed an affiliate of the Company, sales under Rule 144;

•

a combination of any of these methods of sale; and

•

any other legally permitted method.

The applicable sales price may be affected by the type of transaction.

The note holders may also pledge their shares as collateral for margin loans under their customer agreements with their brokers. If there is a default by the note holders, the brokers may offer and sell the pledged shares.

Brokers or dealers may receive commissions or discounts from the note holders (or, if the broker-dealer acts as agent for the purchaser of the shares, from that purchaser) in amounts to be negotiated. These commissions are not expected to exceed those customary in the types of transactions involved.

We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the note holders, if and when they sell their shares.

Note holders that sell their shares and any broker-dealers or agents that participate with them in sales of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with those sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed broker-dealers. In addition, the shares may not be sold unless the shares have been registered or qualified for sale in the relevant state or unless the shares qualify for an exemption from registration or qualification.

We have agreed to pay all fees and expenses incident to the registration of the shares, including certain fees and disbursements of counsel to the note holders. We have agreed to indemnify the note holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The note holders and other persons participating in any distribution of the shares are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the shares.

LEGAL MATTERS

Broad and Cassel, a partnership including professional associations, Miami, Florida, is giving an opinion regarding the validity of the offered shares of common stock.

EXPERTS

The financial statements of 21st Century Holding Company for the year ended December 31, 2002, included in this prospectus, have been audited by De Meo, Young, McGrath, independent certified public accountants, to the extent and for the periods set forth in their report included herein, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of 21st Century Holding Company for the years ended December 31, 2001 and 2000, included in this prospectus, have been audited by McKean, Paul, Chrycy, Fletcher & Co., independent certified public accountants, to the extent and for the periods as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC in connection with this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. This prospectus may include references to material contracts or other material documents of ours; any summaries of these material contracts or documents are complete and are included in this prospectus. You may refer to the exhibits that are part of the registration statement for a copy of the contract or document.

We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Quotations for the prices of our common stock appear on the Nasdaq National Market, and reports, proxy statements and other information about us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of 21st Century Holding Company:

We have audited the accompanying consolidated balance sheet of 21st Century Holding Company and Subsidiaries (“the Company” and a Florida Corporation) as of December 31, 2002, and the related consolidated statement of operations, changes in shareholders’ equity and comprehensive income (loss) and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 21st Century Holding Company and Subsidiaries as of December 31, 2002, and the result of their operations and their cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

De MEO, YOUNG, McGRATH

Boca Raton, Florida,

March 30, 2003.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of 21st Century Holding Company:

We have audited the accompanying consolidated balance sheet of 21st Century Holding Company and Subsidiaries (“the Company” and a Florida corporation) as of December 31, 2001, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income and cash flows for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 21st Century Holding Company and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

McKEAN, PAUL, CHRYCY, FLETCHER & CO.

Plantation, Florida,

March 29, 2002.

21ST CENTURY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

	2002	2001
Assets

Investments
Fixed maturities, available for sale, at fair value	$24,693,047	$16,713,321
Equity securities	539,706	192,500
Mortgage loans	145,043	601,601
Total investments	25,377,796	17,507,422
Cash and cash equivalents	4,478,383	2,150,665
Finance contracts, consumer loans and pay advances receivable, net of allowance for credit losses of $404,356 in 2002 and $723,756 in 2001	7,217,873	10,813,881
Prepaid reinsurance premiums	11,251,193	5,559,909
Premiums receivable, net of allowance for credit losses of $201,000 and $235,000, respectively	8,373,104	1,560,914
Reinsurance recoverable, net	7,856,972	7,053,329
Deferred acquisition costs, net	7,721	11,952
Income taxes recoverable	—	441,550
Deferred income taxes	2,691,309	2,252,176
Property, plant and equipment, net	4,819,617	5,086,884
Goodwill, net	1,789,353	1,789,353
Other assets	1,454,690	2,000,542
Total assets	$75,318,011	$56,228,577
Liabilities And Shareholders’ Equity
Unpaid losses and loss adjustment expenses	$16,983,756	$11,005,337
Unearned premiums	28,934,486	14,951,228
Premium deposits	655,713	1,133,977
Revolving credit outstanding	4,312,420	6,676,817
Bank overdraft	844,947	3,522,512
Unearned commissions	18,721	1,197,202
Income taxes payable	1,676,020	—
Accounts payable and accrued expenses	3,746,030	2,931,621
Drafts payable to insurance companies	48,254	600,752
Total liabilities	57,220,347	42,019,446
Commitments and contingencies
Shareholders’ equity:
Common stock of $0.01 par value. Authorized 25,000,000 shares; issued 3,411,667 and 3,410,667 shares respectively;
Outstanding 2,990,201 and 3,030,001 shares, respectively	34,117	34,107
Additional paid-in capital	12,855,543	12,833,146
Accumulated other comprehensive deficit	(227,091)	(218,137)
Retained earnings	6,521,027	2,400,301
Treasury stock, 421,466 and 380,666 shares, respectively, at cost	(1,085,932)	(840,286)
Total shareholders’ equity	18,097,664	14,209,131
Total liabilities and shareholders’ equity	$75,318,011	$56,228,577

See accompanying notes to consolidated financial statements.

21ST CENTURY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000

Revenue:
Gross premiums written	$63,036,468	$34,271,338	$32,073,768
Gross premiums ceded	(25,286,828)	(12,789,404)	(7,625,095)
Net premiums written	37,749,640	21,481,934	24,448,673
Decrease (increase) in unearned premiums, net of prepaid reinsurance premiums	(8,356,636)	(1,226,373)	(4,127,334)
Net premiums earned	29,393,004	20,255,561	20,321,339
Commission income	1,905,936	2,828,779	2,780,869
Finance revenue	4,452,626	5,267,523	5,709,848
Managing general agent fees	1,970,226	5,871,388	5,410,500
Net investment income	1,253,765	1,066,641	1,225,413
Net realized investment gains (losses)	(1,369,961)	(2,911,658)	(109,256)
Other income	2,973,949	3,098,332	2,214,894
Total revenue	40,579,545	35,476,566	37,553,607
Expenses:
Losses and loss adjustment expenses	15,987,125	16,154,902	14,990,118
Operating and underwriting expenses	10,778,990	11,644,183	11,892,577
Salaries and wages	8,004,694	8,478,771	9,375,775
Amortization of deferred acquisition costs, net	(2,064,314)	1,467,238	1,673,754
Amortization of goodwill	—	540,010	606,653
Total expenses	32,706,495	38,285,104	38,538,877
Income (loss) before provision for income tax expense and extraordinary gain	7,873,050	(2,808,538)	(985,270)
(Provision) benefit for income tax expense	(3,302,849)	630,553	462,396
Net income (loss) before extraordinary gain	4,570,201	(2,177,985)	(522,874)
Extraordinary gain	—	1,185,895	—
Net income (loss)	$4,570,201	$(992,090)	$(522,874)
Basic net income (loss) per share before extraordinary gain	$1.52	$(0.69)	$(0.15)
Extraordinary gain	—	0.38	—
Basic net income (loss) per share	$1.52	$(0.31)	$(0.15)

See accompanying notes to consolidated financial statements.

21ST CENTURY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

					Accumulated Other Retained Earnings
				Additional Comprehensive Deficit			Total Shareholders’ Equity
	Comprehensive Income	Common Stock	Paid-In Capital			Treasury Stock

Balance as of December 31, 1999	$—	$33,700	$12,690,087	$(1,244,830)	$4,297,994	$(23,063)	$15,753,888

Net loss	$(522,874)	—	—	—	(522,874)	—	(522,874)
Cash dividends	—	—	—	—	(133,054)	—	(133,054)
Acquisition of common shares	—	—	—	—	—	(291,339)	(291,339)
Stock issued	—	407	204,543	—	—	—	204,950
Net unrealized change in investments, net of tax effect of $33,530	(55,574)	—	—	(55,574)	—	—	(55,574)

Comprehensive loss	$(578,448)

Balance as of December 31, 2000		34,107	12,894,630	(1,300,404)	3,642,066	(314,402)	14,955,997

Net loss	$(992,090)	—	—	—	(992,090)	—	(992,090)
Cash dividends	—	—	—	—	(249,675)	—	(249,675)
Acquisition of common shares	—	—	—	—	—	(784,798)	(784,798)
Stock issued to employees	—	—	(78,814)	—	—	258,914	180,100
Stock option expense	—	—	17,330	—	—	—	17,330
Net unrealized change in investments, net of tax effect of $784,079	1,082,267	—	—	1,082,267	—	—	1,082,267

Comprehensive income	$90,177

Balance as of December 31, 2001		34,107	12,833,146	(218,137)	2,400,301	(840,286)	14,209,131

Net Income	$4,570,201	—	—	—	4,570,201	—	4,570,201
Cash dividends	—	—	—	—	(449,475)	—	(449,475)
Acquisition of common shares	—	—	—	—	—	(253,446)	(253,446)
Stock issued to employees	—	10	990	—	—	7,800	8,800
Stock option expense	—	—	21,407	—	—	—	21,407
Net unrealized change in investments, net of tax effect of $4,613	(8,954)	—	—	(8,954)	—	—	(8,954)

Comprehensive income	$4,561,247

Balance as of December 31, 2002		$34,117	$12,855,543	$(227,091)	$6,521,027	$(1,085,932)	$18,097,664

See accompanying notes to consolidated financial statements.

21ST CENTURY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000

Cash flow from operating activities:
Net income (loss)	$4,570,201	$(992,090)	$(522,874)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization (accretion) of investment premium (discount), net	84,360	(50,738)	(10,592)
Depreciation and amortization of property plant and equipment	376,516	396,047	323,743
Amortization of goodwill	—	540,010	606,653
Deferred income tax expense	(1,107,092)	(132,284)	(1,096,850)
Net realized investment (gains) losses	1,369,961	2,911,658	109,256
Amortization of deferred acquisition costs, net	(2,064,314)	1,467,238	1,673,754
Provision for credit losses, net	1,036,092	2,506,757	1,994,274
Provision for uncollectible premiums receivable	33,663	421,349	432,052
Extraordinary Gain	—	(1,185,895)	—
Other	30,207	30,528	—
Changes in operating assets and liabilities:
Premiums receivable	(6,845,853)	(1,735,476)	577,646
Prepaid reinsurance premiums	(5,691,284)	(2,635,827)	(319,475)
Reinsurance recoverable, net	(803,643)	(3,911,090)	(1,471,390)
Deferred acquisition costs, net	2,068,545	(286,930)	(2,876,257)
Other assets	992,645	(550,666)	(447,261)
Unpaid losses and loss adjustment expenses	5,978,419	1,136,120	3,451,541
Unearned premiums	13,983,258	1,912,811	5,001,334
Premium deposits	(478,264)	751,919	24,872
Unearned commissions	(2,080,087)	(406,882)	1,702,933
Income taxes payable	1,907,042	—	(350,384)
Accounts payable and accrued expenses	2,157,566	(945,983)	2,545,770
Drafts payable to insurance companies	(552,498)	(186,123)	474,224
Net cash (used in) provided by operating activities	14,965,440	(945,547)	11,822,969
Cash flow from investing activities:
Proceeds from sale of investment securities available for sale	41,293,545	62,419,076	49,110,449
Purchases of investment securities available for sale	(51,088,365)	(59,713,976)	(54,081,724)
Finance contracts receivable, consumer loans and pay advances receivable	2,559,916	472,153	(6,144,902)
Mortgage loans	(10,000)	(450,000)	(272,773)
Sale of and collection of mortgage loans	461,314	233,423	7,053
Purchases of property and equipment	(308,936)	(153,387)	(3,191,018)
Net cash used in acquisitions	199,687	(301,330)	—
Net cash provided by (used in) investing activities	(6,892,839)	2,505,959	(14,572,915)
Cash flow from financing activities:
Bank overdraft	(2,677,565)	309,550	1,684,226
Dividends paid	(449,475)	(188,807)	(67,260)
Purchases of treasury stock	(253,446)	(743,314)	(291,339)
Repayment of indebtedness	—	—	(312,823)
Revolving credit outstanding	(2,364,397)	(1,414,217)	3,441,008
Net cash (used in) provided by financing activities	(5,744,883)	(2,036,788)	4,453,812
Net (decrease) increase in cash and cash equivalents	2,327,718	(476,376)	1,703,866
Cash and cash equivalents at beginning of year	2,150,665	2,627,041	923,175
Cash and cash equivalents at end of year	$4,478,383	$2,150,665	$2,627,041
Supplemental disclosure of cash flow information: Cash paid (received) during the year for:

Interest	$354,572	$591,618	$662,809
Income taxes	$1,565,069	$(915,037)	$1,529,690
Non-cash investing and financing activities:
Accrued dividend payable	$179,947	$60,868	$65,794
Stock issued to employees	$7,800	$180,100	$100,000
Stock received for sale of agency	$—	$41,484	$—
Notes receivable, net of deferred gains, received for sales of agencies	$(35,523)	$463,941	$—
Shares issued for settlement of note payable	$—	$—	$104,950

See accompanying notes to consolidated financial statements.

21ST CENTURY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)

ORGANIZATION AND BUSINESS

The accompanying consolidated financial statements include the accounts of 21st Century Holding Company and its subsidiaries (collectively referred to as the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

The Company is a vertically integrated insurance holding company, which, through its subsidiaries, controls substantially all aspects of the insurance underwriting, distribution and the claims process. The Company underwrites personal automobile insurance, homeowners insurance and mobile home property and casualty insurance in the State of Florida through its wholly-owned subsidiaries, Federated National Insurance Company (“Federated National”) and American Vehicle Insurance Company (“American Vehicle”). The Company internally processes claims made by its own and third party insureds through a wholly-owned claims adjusting company, Superior Adjusting, Inc. (“Superior”). The Company also offers premium financing to its own and third-party insureds through its wholly-owned subsidiary, Federated Premium Finance, Inc. (“Federated Premium”).

The Company markets and distributes its own and third-party insurers’ products and its other services primarily in Central and South Florida, through a network of 23 agencies, owned by Federated Agency Group, Inc. (“Federated Agency Group”), a wholly-owned subsidiary, 40 franchised agencies and approximately 125 independent agents. The Company, through its wholly-owned subsidiary, FedUSA, Inc. (“FedUSA”), franchises agencies under the FedUSA name. As of December 31, 2002, franchises were granted for 40 Fed USA agencies, of which 34 were operating. The Company intends to focus its future expansion efforts for its agency network on franchised agencies.

The Company offers income tax preparation software and service through Express Tax Service, Inc. (“Express Tax”), an 80% owned subsidiary, as well as franchise opportunities for these services through EXPRESSTAX Franchise Corporation (“EXPRESSTAX”), a wholly-owned subsidiary of Express Tax. As of December 31, 2002, 136 EXPRESSTAX franchises had been granted in nine states.

(2)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a)

CASH AND CASH EQUIVALENTS

The Company considers all short-term highly liquid investments with original maturities of three months or less to be cash equivalents.

(b)

INVESTMENTS

All of the Company’s investment securities have been classified as available-for-sale because all of the Company’s securities are available to be sold in response to the Company’s liquidity needs, changes in market interest rates and asset-liability management strategies, among other reasons. Investments available-for-sale are stated at fair value on the balance sheet. Unrealized gains and losses are excluded from earnings and are reported as a component of other comprehensive income within shareholders’ equity, net of related deferred income taxes.

A decline in the fair value of an available-for-sale security below cost that is deemed other than temporary results in a charge to income, resulting in the establishment of a new cost basis for the security. For the year ended December 31, 2002, the unrealized losses for declines in fair market value deemed to be other than temporary were $2.0 million and are reported as a component of net realized investment gains (losses) on the consolidated statements of operations. For the years ended December 31, 2001 and 2000, there were no unrealized losses deemed to be other than temporary.

Premiums and discounts are amortized or accreted, respectively, over the life of the related fixed maturity security as an adjustment to yield using a method that approximates the effective interest method. Dividends and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific-identification method for determining the cost of securities sold.

(c)

PREMIUM REVENUE

Premium revenue on property and casualty insurance is earned on a pro rata basis over the life of the policies. Unearned premiums represent the portion of the premium related to the unexpired policy term.

(d)

DEFERRED ACQUISITION COSTS

Deferred acquisition costs represent primarily commissions paid to the Company’s outside agents at the time of policy issuance (to the extent they are recoverable from future premium income) net of ceded unearned premium commission from reinsurers, and are amortized over the life of the related policy in relation to the amount of premiums earned. The method followed in computing deferred acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, unpaid losses and loss adjustment expenses and certain other costs expected to be incurred as the premium is earned. There is no indication that these costs will not be fully recoverable in the near term.

An analysis of deferred acquisition costs follows:

	Year Ended December 31,
	2002	2001	2000

Balance, beginning of period	$11,952	$1,192,260	$(10,243)
Acquisition costs deferred	(2,068,545)	286,930	2,876,257
Amortized to expense during period	2,064,314	(1,467,238)	(1,673,754)
Balance, end of period	$7,721	$11,952	$1,192,260

(e)

PREMIUM DEPOSITS

Premium deposits represent premiums received on policies not yet written. The Company takes approximately 30 working days to write the policy from the date the cash and policy application are received.

(f)

UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Unpaid losses and loss adjustment expenses are provided for through the establishment of liabilities in amounts estimated to cover incurred losses and loss adjustment expenses. Such liabilities are determined based upon the Company’s assessment of claims pending and the development of prior years’ loss liability. These amounts include liabilities based upon individual case estimates for reported losses and loss adjustment expenses and estimates of such amounts that are incurred but not reported. Changes in the estimated liability are charged or credited to operations as the estimates are revised. Unpaid losses and loss adjustment expenses are reported net of estimates for salvage and subrogation recoveries, which totaled approximately $550,000, $544,000 and $559,000, net of reinsurance, at December 31, 2002, 2001 and 2000, respectively.

The estimates of unpaid losses and loss adjustment expenses are subject to the effect of trends in claims severity and frequency and are continually reviewed. As part of the process, the Company reviews historical data and considers various factors, including known and anticipated legal developments, changes in social attitudes, inflation and economic conditions. As experience develops and other data becomes available, these estimates are revised, as required, resulting in increases or decreases to the existing unpaid losses and loss adjustment expenses. Adjustments are reflected in results of operations in the period in which they are made and the liabilities may deviate substantially from prior estimates.

There can be no assurance that the Company’s unpaid losses and loss adjustment expenses will be adequate to cover actual losses. If the Company’s unpaid losses and loss adjustment expenses prove to be inadequate, the Company will be required to increase the liability with a corresponding reduction in the Company’s net income in the period in which the deficiency is identified. Future loss experience substantially in excess of the established unpaid losses and loss adjustment expenses could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company does not discount unpaid losses and loss adjustment expenses for financial statement purposes.

(g)

COMMISSION INCOME

Commission income consists of fees earned by the Company-owned agencies placing business with third party insurers and third party premium finance companies. Commission income is earned on a pro rata basis over the life of the policies. Unearned commissions represent the portion of the commissions related to unexpired policy terms. During 2002 Assurance MGA completed its program for underwriting insurance for an unaffiliated insurance company.

(h)

FINANCE REVENUE

Interest and service income, resulting from the financing of insurance premiums, is recognized using a method that approximates the effective interest method. Late charges are recognized as income when chargeable.

(i)

CREDIT LOSSES

Provisions for credit losses are charged to operations in amounts sufficient to maintain the allowance for credit losses at a level considered adequate to cover anticipated losses. Generally, accounts that are over 90 days old are written off to the allowance for credit losses.

The activity in the allowance for credit losses for premiums receivable was as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

Allowance for credit losses at beginning of year	$235,000	$325,000	$50,000
Additions charged to bad debt expense	34,710	421,349	432,052
Write-downs charged against the allowance	(68,710)	(511,349)	(157,052)
Allowance for credit losses at end of year	$201,000	$235,000	$325,000

See Note 4 for the activity in the allowance for credit losses for finance contracts and pay advances receivable.

(j)

MANAGING GENERAL AGENT FEES

If substantially all the costs associated with the MGA contract are incurred during the underwriting process, then the MGA fees and the related acquisition costs are recognized at the time the policy is underwritten, net of estimated cancellations. If the MGA contract requires significant involvement subsequent to the completion of the underwriting process, then the MGA fees and related acquisition costs are deferred and recognized over the life of the policy.

(k)

POLICY FEES

Policy fees represent a $25 non-refundable application fee for insurance coverage, which is intended to reimburse the Company for the costs incurred to underwrite the policy. The fees and related costs are recognized when the policy is underwritten. These underwriting costs are not included as a component of deferred acquisition costs.

(l)

REINSURANCE

The Company recognizes the income and expense on reinsurance contracts principally on a pro-rata basis over the life of the policies covered under the reinsurance agreements. The Company is reinsured under separate reinsurance agreements for the different lines of business underwritten. Reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company continually monitors its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company only cedes risks to reinsurers whom the Company believes to be financially sound. At December 31, 2002, all reinsurance recoverables are considered collectible.

(m)

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax-credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(n)

CONTINGENT REINSURANCE COMMISSION

The Company’s reinsurance contracts provide ceding commissions for premiums written which are subject to adjustment. The amount of ceding commissions is determined by the loss experience for the reinsurance agreement term. The reinsurer provides commissions on a sliding scale with maximum and minimum achievable levels. The reinsurer provides the Company with the provisional commissions. The Company has recognized the commissions based on the current loss experience for the policy year premiums. This results in establishing a liability for the excess of provisional commissions retained compared to amounts recognized, which is subject to variation until the ultimate loss experience is determinable. For the years ended December 31, 2002 and December 31, 2001, respectively, there were $369,000 and $42,000 of contingent ceding commissions recognized.

(o)

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk consist primarily of investments, premiums receivable, amounts due from reinsurers on paid and unpaid losses, and finance contracts, consumer loans and pay advances receivable. The Company has not experienced significant losses related to premiums receivable from individual policyholders or groups of policyholders in a particular industry or geographic area. The Company has not experienced significant losses related to consumer loans or pay advances receivable. Management believes no credit risk beyond the amounts provided for collection losses is inherent in the Company’s premiums receivable or finance contracts, consumer loans and pay advances receivable. In order to reduce credit risk for amounts due from reinsurers, the Company seeks to do business with financially sound reinsurance companies and regularly reviews the financial strength of all reinsurers used.

(p)

ACCOUNTING CHANGES

In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of Financial Accounting Standards Board Statement No. 133,” which because of the Company’s early adoption of Statement of Financial Accounting Standard No. 133, was effective for all fiscal quarters beginning after June 15, 2000. This statement amends the accounting and reporting standards of

Statement of Financial Accounting Standard No. 133 for certain derivative instruments and certain hedging activities. Because the Company has limited involvement with derivative financial instruments and does not engage in the derivative market for hedging purposes, the adoption of Statement of Financial Accounting Standard No. 138 did not have a material effect on the Company’s financial statements.

Effective January 1, 2000, the Company adopted Statement of Position 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk.” The Statement of Position provides guidance on accounting for insurance and reinsurance contracts that do not transfer insurance risk. All of the Company’s reinsurance agreements are risk-transferring arrangements, accounted for according to Statement of Financial Accounting Standard No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.” The adoption of Statement of Position 98-7 had no effect on the Company’s financial statements.

Effective July 1, 2000, the Company adopted Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Including Stock Compensation (an Interpretation of Accounting Principles Board Opinion No. 25).” Financial Accounting Standards Board Interpretation No. 44 clarifies the application of Accounting Principles Board Opinion No. 25 for only certain issues, such as: (a) the definition of employee for purposes of applying Accounting Principles Board Opinion No. 25; (b) the criteria for determining whether a plan qualifies as a noncompensatory plan; (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award; and (d) the accounting for an exchange of stock compensation awards in a business combination. The adoption of Financial Accounting Standards Board Interpretation No. 44 did not have a material effect on the Company’s financial statements.

Effective December 31, 2000, the Company adopted Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” The Staff Accounting Bulletin summarizes the SEC staff’s views on applying accounting principles generally accepted in the United States to the recognition of revenue in financial statements. The adoption of Staff Accounting Bulletin No. 101 had no effect on the Company’s financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, “Business Combinations,” which became effective January 1, 2002. Statement of Financial Accounting Standard No. 141 requires all business combinations initiated after September 30, 2001 to be accounted for using the purchase method. Additionally, Statement of Financial Accounting Standard No. 141 requires an acquired intangible asset, whenever acquired, to be recognized separately from goodwill if the benefit of the intangible asset is obtained through contractual or other legal rights or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets,” which became effective January 1, 2002. Statement of Financial Accounting Standard No. 142 eliminates the amortization of goodwill over its estimated useful life, but requires goodwill to be subject to at least an annual assessment for impairment by applying a fair-value-based test. See footnote (t) GOODWILL for additional information. Upon adoption of Financial Accounting Standards No.142 January 1, 2002, the Company ceased amortization of goodwill.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations,” which became effective for fiscal years beginning after June 15, 2002. Statement of Financial Accounting Standard No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. Adoption of this statement has had no material effect on the Company’s financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which became effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Statement of Financial Accounting Standard No. 144 revises and clarifies the existing professional guidance addressing: (a) recognition and measurement of the impairment of long-lived assets to be held and used; (b) the measurement of long-lived assets to be disposed of by sale; and (c) the reporting of discontinued operations and components of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. The adoption of Statement of Financial Accounting Standard No. 144 had no effect on the Company’s financial statements.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, “Rescission of Financial Accounting Standards Board Statements No. 4, 44 and 64, Amendment of Financial Accounting Standards Board Statement No. 13, and Technical Corrections,” which became effective for fiscal years beginning after May 15, 2002. The rescission of Statement of Financial Accounting Standard No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and Statement of Financial Accounting Standard No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” which had amended Statement of Financial Accounting Standard No. 4, will affect income statement classification of gains and losses from extinguishment of debt. Statement of Financial Accounting Standard No. 4 required material gains and losses from extinguishment of debt to be classified as extraordinary items. Under Statement of Financial Accounting Standard No. 145, extinguishment of debt is now considered a risk management strategy by the reporting enterprise, and the Financial Accounting Standards Board does not believe it should be considered extraordinary under the criteria in Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” unless the debt extinguishment meets the unusual-in-nature and infrequency-of-occurrence criteria in Accounting Principles Board Opinion No. 30. The Company has not yet determined the impact that the adoption of this statement will have on the Company’s financial statements.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” Statement of Financial Accounting Standard No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Statement of Financial Accounting Standard No. 146 requires that, in certain instances, costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. Statement of Financial Accounting Standard No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company has not yet determined the impact that the adoption of this statement will have on the financial statements.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 147, “Acquisitions of Certain Financial Institutions,” which clarifies the accounting treatment for acquisitions of financial institutions. In addition, this Statement amends Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Statement of Financial Accounting Standard No. 147 is effective on October 1, 2002. The adoption of Statement of Financial Accounting Standard No. 147 will have no effect on the Company’s financial statements.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” which amended Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation.” The new standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

Additionally, the statement amends the disclosure requirements of Statement of Financial Accounting Standard No. 123 to require prominent disclosures in the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements for fiscal years ending after December 15, 2002. In compliance with Statement of Financial Accounting Standard No. 148, the Company has elected to continue to follow the intrinsic value method in accounting for the Company’s stock-based employee compensation arrangement as defined by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and have made the applicable disclosures in the “Stock-Based Compensation” section, see Note 16.

(q)

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates used.

Similar to other property and casualty insurers, the Company’s liability for unpaid losses and loss adjustment expenses, although supported by actuarial projections and other data is ultimately based on management’s reasoned expectations of future events. Although considerable variability is inherent in these estimates, management believes that this liability is adequate. Estimates are reviewed regularly and adjusted as necessary. Such adjustments are reflected in current operations. In addition, the realization of the Company’s deferred income tax assets is dependent on generating sufficient future taxable income. It is reasonably possible that the expectations associated with these accounts could change in the near term and that the effect of such changes could be material to the Consolidated Financial Statements.

(r)

NATURE OF OPERATIONS

The following is a description of the most significant risks facing the Company and how it mitigates those risks:

(I)

LEGAL/REGULATORY RISKS--the risk that changes in the regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, and new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those recorded in the financial statements. The Company attempts to mitigate this risk by monitoring proposed regulatory legislation and by assessing the impact of new laws. As the Company writes business only in the state of Florida, it is more exposed to this risk than some of its more geographically balanced competitors.

(II)

CREDIT RISK--the risk that issuers of securities owned by the Company will default or that other parties, including reinsurers to whom business is ceded, which owe the Company money, will not pay. The Company attempts to minimize this risk by adhering to a conservative investment strategy, maintaining reinsurance agreements with financially sound reinsurers, and by providing for any amounts deemed uncollectible.

(III)

INTEREST RATE RISK--the risk that interest rates will change and cause a decrease in the value of an insurer’s investments. To the extent that liabilities come due more quickly than assets mature, an insurer might have to sell assets prior to maturity and potentially recognize a gain or a loss.

(s)

FAIR VALUE

The fair value of the Company’s investments are estimated based on prices published by financial services or quotations received from securities dealers and is reflective of the interest rate environment that existed as of the close of business on December 31, 2002 and 2001. Changes in interest rates subsequent to December 31, 2002 may affect the fair value of the Company’s investments. Refer to Note 3(a) for details.

The carrying amounts for the following financial instrument categories approximate their fair values at December 31, 2002 and 2001 because of their short-term nature: cash and cash equivalents, premiums receivable, finance contracts, consumer loans and pay advance receivable, due from reinsurers, drafts payable to insurance companies, revolving credit outstanding, bank overdraft, and accounts payable and accrued expenses.

The fair value of mortgage loans is estimated using the present value of future cash flows based on the market rate for similar types of loans. Carrying value approximates market value as rates used are commensurate with market rate.

(t)

GOODWILL

In July 2001, the FASB issued SFAS 141 “Business Combinations,” effective for all business combinations initiated after June 30, 2001, and SFAS 142 “Accounting for Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. SFAS 141 requires the purchase method of accounting be used for all business combinations. Goodwill and indefinite-lived intangible assets will remain on the balance sheet and not be amortized. Intangible assets with a definite life will continue to be amortized over their estimated useful lives. SFAS 142 establishes a new method of testing goodwill for impairment. On an annual basis, and when there is reason to suspect that their values may have been diminished or impaired, these assets must be tested for impairment. The amount of goodwill determined to be impaired will be expensed to current operations. Prior to the adoption of SFAS 141 and 142, goodwill was amortized on a straight-line basis for financial statement purposes over periods ranging from 10 to 20 years. Periodic reviews of the recoverability of goodwill were performed by assessing undiscounted cash flows of future operations.

Amortization of goodwill was $-0- for 2002, compared to $540,010 in 2001 and $606,653 in 2000. The decrease is the result of no longer amortizing goodwill, subsequent to the adoption of SFAS 142.

Goodwill is stated separately on the balance sheet and totaled $1,789,353 at December 31, 2002 and 2001, net of $1,725,622 of accumulated amortization. Goodwill relates to the Company’s insurance segment. Impairment testing was performed during the fourth quarter of 2002, pursuant to the requirements of SFAS 142. Based upon this valuation analysis, goodwill does not appear to be impaired. Impairment testing will continue to be performed on no less than an annual basis, or when there is reason to suspect the value of these assets has diminished or is impaired.

Below is a calculation of the pro forma effects of eliminating the amortization of goodwill for each of the years in the three-year period ended December 31, 2002.

	For the Year Ended December 31,
	2002	2001	2000

Reported net income (loss)	$4,570,201	$(992,090)	$(522,874)
Add back: goodwill amortization	—	540,010	606,653
Adjusted net income (loss)	$4,570,201	$(452,080)	$83,779

BASIC EARNINGS PER SHARE:
Reported net income	$1.52	$(0.31)	$(0.15)
Goodwill amortization	—	0.14	0.18
Adjusted net income	$1.52	$(0.17)	$0.03

(u)

STOCK OPTION PLAN

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

SFAS No. 123, “Accounting for Stock-Based Compensation,” establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans.

The FASB Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123) establishes financial accounting and reporting standards for stock-based compensation plans. As permitted by FAS 123, the Company uses the accounting method prescribed by Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) to account for its stock-based compensation plans. Companies using APB 25 are required to make pro forma footnote disclosures of net income and earnings per share as if the fair value method of accounting, as defined in FAS 123, had been applied. See Note 16 for more information.

As of December 31, 2002 the Company adopted the FASB Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (FAS 148). FAS 148 amends FAS 123 to provide alternative methods of transition to FAS 123’s fair value method of accounting for stock-based compensation. FAS 148 also amends the disclosure provisions of FAS 123 to require disclosure in the Summary of Significant Accounting Policies footnote the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share.

(v)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation on property, plant and equipment is calculated on a straight-line basis over the following estimated useful lives: building and improvements - 30 years and furniture and fixtures 7 years. The Company capitalizes an expenditure in excess of $500 if the asset is expected to have a useful life greater than one year. The carrying value of property, plant and equipment is periodically reviewed by the Company based on the expected future undiscounted operating cash flows of the related item. Based upon its most recent analysis, the Company believes that no impairment of property, plant and equipment exists at December 31, 2002.

(w)

RECLASSIFICATIONS

Certain 2001 and 2000 financial statement amounts have been reclassified to conform with 2002 presentation.

(3)

INVESTMENTS

(a)

FIXED MATURITIES AND EQUITY SECURITIES

The following table shows the realized gains (losses) for fixed and equity securities for the year ended December 31, 2002:

Year Ended December 31, 2002
Realized Gains/Losses

Realized gains:
Fixed securities	$774,931
Equity securities	123,232
Total realized gains	$898,163

Realized losses:
Fixed securities	$2,164,790
Equity securities	103,334
Total realized losses	$2,268,124
Net realized losses on investments	$(1,369,961)

A summary of the amortized cost, estimated fair value, gross unrealized gains and losses of fixed maturities and equity securities at December 31, 2002 and 2001 is as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Gross Estimated Fair Value

DECEMBER 31, 2002
Fixed Maturities:
U. S. Government obligations	$104,731	$425	$—	$105,156
Obligations of states and political subdivisions	8,553,603	33,610	—	8,587,213
Corporate securities	16,242,258	—	241,580	16,000,678
	$24,900,592	$34,035	$241,580	$24,693,047

Equity securities — preferred stocks	$208,316	$—	$316	$208,000
common stocks	355,549	—	23,843	331,706
	$563,865	$—	$24,159	$539,706

DECEMBER 31, 2001
Fixed Maturities:
Mortgage—backed securities	$152,569	$—	$9,794	$142,775
U. S. Government obligations	2,604,780	25,144	—	2,629,924
Obligations of states and political subdivisions	6,122,521	—	136,017	5,986,504
Corporate securities	8,035,773	—	81,655	7,954,118
	$16,915,643	$25,144	$227,466	$16,713,321

Equity securities – preferred stocks	$208,316	$—	$15,816	$192,500

Below is a summary of fixed maturities at December 31, 2002 and 2001 by contractual or expected maturity periods. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2002		December 31, 2001
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value

Due in one year or less	$2,375,567	$2,376,325	$430,713	$434,338
Due after one year through five years	12,941,857	12,667,936	7,399,113	7,406,880
Due after five years through ten years	7,001,946	7,116,787	3,701,348	3,642,922
Due after ten years	2,581,222	2,531,999	5,384,469	5,229,181
	$24,900,592	$24,693,047	$16,915,643	$16,713,321

Political subdivision bonds with an amortized cost of approximately $100,756 and a fair market value of approximately $101,385 were on deposit with the Florida Department of Financial Services as of December 31, 2002, as required by law.

A summary of the sources of net investment income follows:

	Years Ended December 31,
	2002	2001	2000

Fixed maturities	$1,189,683	$484,913	$551,973
Equity securities	18,009	13,301	44,343
Cash and cash equivalents	59,182	559,017	646,780
Other	17,328	38,390	10,459

Total investment income	1,284,202	1,095,621	1,253,555
Less investment expenses	(30,437)	(28,980)	(28,142)

Net investment income	$1,253,765	$1,066,641	$1,225,413

Proceeds from sales of fixed maturities and equity securities for the years ending December 31, 2002, 2001 and 2000 were $41,293,545, $62,419,076 and $49,110,449, respectively.

A summary of realized investment gains (losses) and (increases) decreases in net unrealized losses follows:

	Years Ended December 31,
	2002	2001	2000

Net realized gains (losses):
Fixed maturities	$(1,389,860)*	$173,294	$(14,937)
Equity securities	19,899	(3,084,952)	(94,319)

Total	$(1,369,961)	$(2,911,658)	$(109,256)
* Includes a $2,000,000 impairment loss

Change in net unrealized losses:
Fixed maturities	$(12,124)	$156,042	$1,112,530
Equity securities	(1,443)	1,710,304	(1,201,634)
	$(13,567)	$1,866,346	$(89,104)

(b)

MORTGAGE LOANS

	2002	2001	2000

Mortgage receivable January 1	$601,601	$385,024	$119,304
New mortgages	—	450,000	272,773
Principle payments	(456,558)	(233,423)	(7,053)

Mortgage receivable December 31	$145,043	$601,601	$385,024

A portion of these amounts represents outstanding balances from related party transactions. Refer to Note 13 for details.

(4)

FINANCE CONTRACTS, CONSUMER LOANS AND PAY ADVANCES RECEIVABLE

Below is a summary of the components of the finance contracts consumer loans and pay advances receivable balance:

	December 31,
	2002	2001

Finance contracts receivable	$7,776,553	$11,678,176
Pay advances receivable	—	322,763
	7,776,553	12,000,939
Less: Unearned income	(154,324)	(463,302)
Allowance for credit losses	(404,356)	(723,756)
Finance contracts, consumer loans and pay advances receivable, net	$7,217,873	$$10,813,881

The activity in the allowance for credit losses was as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

Allowance for credit losses at beginning of year	$723,756	$832,231	$272,192
Additions charged to bad debt expense	1,036,092	2,506,757	1,994,274
Write-downs charged against the allowance	(1,355,492)	(2,615,232)	(1,434,235)
Allowance for credit losses at end of year	$404,356	$723,756	$832,231

As security, Federated Premium retains a contractual right, if a premium installment is not paid when due, to cancel the insurance policy and to receive the unearned premium from the insurer.

(5)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2002 and 2001 consist of the following:

	2002	2001

Land	$787,144	$917,369
Building and Improvements	3,775,208	3,643,515
Furniture and Fixtures	1,729,033	1,633,994
	6,291,385	6,194,878
Accumulated Depreciation	(1,471,768)	(1,107,994)
	$4,819,617	$5,086,884

Depreciation of property, plant, and equipment was $376,516, $396,047 and $323,743 during 2002, 2001 and 2000, respectively.

(6)

REINSURANCE

The Company reinsures (cedes) a portion of its written premiums on a quota-share basis to nonaffiliated insurance companies in order to limit its loss exposure. The Company also maintains coverages to limit losses from large exposures, which the Company believes are adequate for its current volume. To the extent that reinsuring companies are unable to meet their obligations assumed under the reinsurance agreements, the Company remains primarily liable to its policyholders.

The impact of reinsurance on the financial statements is as follows:

	Year Ended December 31,
	2002	2001	2000

Premiums written:
Direct	$63,036,468	$34,271,338	$32,073,768
Ceded	(25,286,828)	(12,789,404)	(7,625,095)
	$37,749,640	$21,481,934	$24,448,673
Premiums earned:
Direct	$48,988,774	$32,358,300	$27,072,339
Ceded	(19,595,770)	(12,102,739)	(6,751,000)
	$29,393,004	$20,255,561	$20,321,339
Losses and loss adjustment expenses incurred:
Direct	$29,776,770	$29,064,763	$21,003,683
Ceded	(13,789,645)	(12,909,861)	(6,013,565)
	$15,987,125	$16,154,902	$14,990,118

	As Of December 31,
	2002	2001

Unpaid losses and loss adjustment expenses, net:
Direct	$16,983,756	$11,005,337
Ceded	(7,847,421)	(4,798,556)
	$9,136,335	$6,206,781
Unearned premiums:
Direct	$28,934,486	$14,951,228
Ceded	(11,251,193)	(5,559,909)
	$17,683,293	$9,391,319

The Company received approximately $6.8 million, $3.8 million and $2.3 million in commissions on premiums ceded during the years ended December 31, 2002, 2001 and 2000, respectively. Had all of the Company’s reinsurance agreements been canceled at December 31, 2002, the Company would have returned a total of approximately $3.3 million in reinsurance commissions to its reinsurers; in turn, its reinsurers would have returned approximately $11.2 million in unearned premiums to the Company.

At December 31, 2002 and 2001, the Company had an unsecured aggregate recoverable for paid and unpaid losses and loss adjustment expenses and unearned premiums with the following reinsurers:

	December 31,
	2002	2001

Transatlantic Reinsurance Company (A++ A.M. Best Rated):
Unearned premiums	$11,251,193	$5,559,909
Reinsurance recoverable on paid losses and loss adjustment expenses	3,266,549	4,176,436
Unpaid losses and loss adjustment expenses	7,847,421	4,798,556
	$22,365,163	$14,534,901

Amounts due from reinsurers consisted of amounts related to:
Unpaid losses and loss adjustment expenses	$7,847,255	$4,798,556
Reinsurance recoverable on paid losses and loss adjustment expenses	3,266,715	4,176,436
Reinsurance payable	(3,984,895)	(1,921,663)
	$7,129,075	$7,053,329

(7)

UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

The liability for unpaid losses and loss adjustment expenses is determined on an individual-case basis for all incidents reported. The liability also includes amounts for unallocated expenses, anticipated future claim development and IBNR.

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	December 31,
	2002	2001	2000

Balance at January 1	$11,005,337	$9,765,848	$6,314,307
Less reinsurance recoverables	(4,798,556)	(2,789,619)	(1,886,226)
Net balance at January 1	$6,206,781	$6,976,229	$4,428,081

Incurred related to:
Current year	$15,896,251	$13,586,426	$13,545,562
Prior years	90,874	2,568,476	1,444,556
Total incurred	$15,987,125	$16,154,902	$14,990,118

Paid related to:
Current year	$8,149,079	$8,768,672	$8,012,742
Prior years	4,908,492	8,259,045	4,429,228
Total paid	$13,057,571	$17,027,717	$12,441,970

Balance, American Vehicle, at acquisition	$—	$103,367	$—

Net balance at year end	$9,136,335	$6,206,781	$6,976,229
Plus reinsurance recoverables	7,847,421	4,798,556	2,789,619
Balance at year end	$16,983,756	$11,005,337	$9,765,848

Based upon consultations with the Company’s independent actuarial consultants and their statement of opinion on losses and loss adjustment expenses, the Company believes that the liability for unpaid losses and loss adjustment expenses is adequate to cover all claims and related expenses which may arise from incidents reported.

As a result of the Company’s review of its liability for losses and LAE, which includes a re-evaluation of the adequacy of reserve levels for prior year’s claims, the Company increased its liability for loss and LAE for claims occurring in prior years by $90,874 for the year ended December 31, 2002, increased its liability for loss and LAE for claims occurring in prior years by $2,568,000 for the year ended December 31, 2001, and increased its liability for loss and LAE for claims occurring in prior years by $1,445,000 for the year ended December 31, 2000. The adjustments in the liability were primarily attributable to loss development with respect to the Company’s personal automobile insurance program. There can be no assurance concerning future adjustments of reserves, positive or negative, for claims through December 31, 2002.

(8)

REVOLVING CREDIT OUTSTANDING

Federated Premium’s operations are funded by a revolving loan agreement (“Revolving Agreement”) with FlatIron Funding Company LLC (“FlatIron”). The Revolving Agreement is structured as a sale of contracts receivable under a sale and assignment agreement with FPF, Inc. (a wholly-owned subsidiary of FlatIron), which gives FPF, Inc. the right to sell or assign these contracts receivable. Federated Premium, which services these contracts, has recorded transactions under the Revolving Agreement as secured borrowings. The Revolving Agreement, which was amended and revised in September 2001, allowed for a maximum credit commitment of $7.0 million plus an initial additional amount of $700,000 for the transition from September 30, 2001 when the previous agreement expired. The line declined by $100,000 each month beginning November 1, 2001. In September 2002 the line was amended and revised allowing for a maximum credit commitment of $4.0 million. The maximum credit commitment under the revolving loan agreement was reduced by FlatIron due to the A.M. Best ratings of third party insurance carriers for which the Company was financing policies at the time. Simultaneously, the Company ceased financing policies underwritten by third party insurance carriers altogether and began financing only those policies underwritten by the Company’s insurance carriers. Additionally, the Company implemented a direct bill program for policies underwritten by the Company’s carriers. These changes markedly decreased credit risks and made the Company’s reliance on the higher credit commitment previously offered by FlatIron unnecessary. Direct billing is where the insurance company accepts from the insured, as a receivable, a promise to pay the premium, as opposed to requiring the full amount of the policy, either directly from the insured or from a premium finance company. The amount of FPF’s advance is subject to availability under a borrowing base calculation, with maximum advances outstanding not to exceed the maximum credit commitment. The annual interest rate on advances under the Revolving Agreement is the prime rate plus additional interest varying from 1.25% to 3.25% based on the prior month’s ratio of contracts receivable related to insurance companies with an A. M. Best rating of B or worse to total contracts receivable. The Revolving Agreement contains various operating and financial covenants, with which the Company was in compliance at December 31, 2002 and 2001. The Revolving Agreement, as amended, expires September 30, 2004. Outstanding borrowings under the Revolving Agreement as of December 31, 2002 and 2001 were approximately $4.3 million and $6.7 million, respectively. Outstanding borrowings in excess of the $4.0 million commitment totaled $312,420 and are permissible by reason of a compensating cash balance of $352,433 held for the benefit of FPF, Inc. Interest expense on this revolving credit line for the years ended December 31, 2002, 2001 and 2000 totaled approximately $342,000, $592,000 and $643,000, respectively.

(9)

INCOME TAXES

A summary of the provision for income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000

Federal:
Current.	$3,323,281	$(453,263)	$583,772
Deferred	(453,708)	(103,197)	(1,001,203)
	2,869,573	(556,460)	(417,431)
State:
Current.	510,941	(56,428)	126,421
Deferred	(77,665)	(17,665)	(171,386)
	433,276	(74,093)	(44,965)

	$3,302,849	$(630,553)	$(462,396)

The actual income tax expense (benefit) differs from the “expected” income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000 (computed by applying the combined applicable effective federal and state tax rates to income (loss) before provision for income tax expense (benefit)) as follows:

	2002	2001	2000

Computed “expected” tax (benefit), at federal rate	$2,437,254	$(954,903)	$(334,992)
State tax, net of federal deduction benefit	443,276	(48,901)	(29,676)
Tax-exempt interest	(95,564)	(125,321)	(156,459)
Amortization of goodwill	54,641	55,335	60,747
Dividend received deduction	(5,205)	(4,522)	(14,257)
Valuation allowance for capital loss carry forward	256,083	482,491	—
Other, net	212,364	(34,732)	12,241
Income tax expense (benefit), as reported	$3,302,849	$(630,553)	$(462,396)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax asset as of December 31, 2002 and 2001 are as follows:

	December 31,
	2002	2001

Deferred tax assets:
Unpaid losses and loss adjustment expenses	$265,695	$208,313
Unearned premiums	1,330,845	713,046
Unrealized loss on investment securities	85,454	—
Allowance for credit losses	227,795	360,780
Unearned Commissions	333,941	789,782
Goodwill	190,315	202,999
Unearned adjusting income	40,640	—
Capital loss carryforward - Impairment loss	752,600	—
Capital loss carryforward	405,746	482,491
Total gross deferred tax assets	3,633,031	2,757,411

Deferred tax liabilities:
Prepaid Florida Hurricane Catastrophe Fund	(169,335)	—
Deferred acquisition costs, net	(2,905)	(4,498)
Depreciation	(30,908)	(18,246)
Total gross deferred tax liabilities	(203,148)	(22,744)

Valuation for deferred tax asset	(738,574)	(482,491)

Net deferred tax asset	$2,691,309	$2,252,176

In assessing the net realizable value of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2002 and 2001, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences with the exception of the capital loss carryforward, for which a reserve has been provided as of December 31, 2002.

(10)

REGULATORY REQUIREMENTS AND RESTRICTIONS

To retain its certificate of authority, the Florida Insurance Code (the “Code”) requires that Federated National and American Vehicle maintain capital and surplus equal to the greater of 10 percent of its liabilities or the statutory minimum capital and surplus requirement of $3.0 million as defined in the Code. In 2002, 2001 and 2000, Federated National and American Vehicle were required to have capital surplus of $3.25 million, $3.0 million and $2.75 million, each, respectively. At December 31, 2002, 2001 and 2000, Federated National’s capital surplus was $9.2 million, $5.7 million and $6.2 million, respectively. At December 31, 2002 and 2001, American Vehicle had capital surplus of $4.0 million and $3.1 million, respectively. Further, the Companies were also required to adhere to a prescribed net premium-to-surplus ratio. For the year ended December 31, 2002, both Companies were in compliance with this requirement.

As of December 31, 2002, to meet regulatory requirements, the Company had bonds with a carrying value of approximately $1,994,000 pledged to the Insurance Commissioner of the State of Florida.

Under Florida law, a domestic insurer may not pay any dividend or distribute cash or other property to its shareholders except out of that part of its available and accumulated capital surplus funds which is derived from realized net operating profits on its business and net realized capital gains. A Florida domestic insurer may not make dividend payments or distributions to shareholders without prior approval of the Florida Department of Financial Services if the dividend or distribution would exceed the larger of (i) the lesser of (a) 10 percent of capital surplus (b) net income, not including realized capital gains, plus a two-year carryforward, (ii) 10 percent of capital surplus with dividends payable constrained to unassigned funds minus 25 percent of unrealized capital gains of (iii) the lesser of (a) 10 percent of capital surplus or (b) net investment income plus a three-year carryfoward with dividends payable constrained to unassigned funds minus 25 percent of unrealized capital gains. Alternatively, a Florida domestic insurer may pay a dividend or distribution without the prior written approval of the Florida Department of Financial Services (i) if the dividend is equal to or less than the greater of (a) 10 percent of the insurer’s capital surplus as regards policyholders derived from realized net operating profits on its business and net realized capital gains or (b) the insurer’s entire net operating profits and realized net capital gains derived during the immediately preceding calendar year, (ii) the insurer will have policyholder capital surplus equal to or exceeding 115 percent of the minimum required statutory capital surplus after the dividend or distribution, (iii) the insurer files a notice of the dividend or distribution with the

Florida Department of Financial Services at least ten business days prior to the dividend payment or distribution and (iv) the notice includes a certification by an officer of the insurer attesting that, after the payment of the dividend or distribution, the insurer will have at least 115 percent of required statutory capital surplus as to policyholders. Except as provided above, a Florida domiciled insurer may only pay a dividend or make a distribution (i) subject to prior approval by the Florida Department of Financial Services or (ii) 30 days after the Florida Department of Financial Services has received notice of such dividend or distribution and has not disapproved it within such time. No dividends were declared or paid in 2002, 2001 or 2000.

Under these laws, Federated National would be permitted to pay dividends of approximately $142,000 to the Company in 2003, and American Vehicle would be permitted to pay $9,000 in dividends in 2003. Dividends in excess of this amount require approval by the Florida Department of Financial Services. There can be no assurance that, if requested, the Florida Department of Financial Services will allow any dividends in excess of this amount to be paid by Federated National.

The Company is required to comply with NAIC RBC requirements. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. NAIC’s RBC standards are used by regulators to determine appropriate regulatory actions relating to insurers who show signs of weak or deteriorating condition. As of December 31, 2002, based on calculations using the appropriate NAIC formula, both Federated National’s and American Vehicle’s total adjusted capital are in excess of ratios, which would require any form of regulatory action.

The NAIC has also developed IRIS ratios to assist state insurance Department of Financial Services in identifying companies, which may be developing performance or solvency problems, as signaled by significant changes in the companies’ operations. Such changes may not necessarily result from any problems with an insurance company, but may merely indicate changes in certain ratios outside the ranges defined as normal by the NAIC. When an insurance company has four or more ratios falling outside “usual ranges,” state regulators may investigate to determine the reasons for the variance and whether corrective action is warranted. As of December 31, 2002, Federated National was outside NAIC’s usual ranges with respect to its IRIS tests on 7 out of 12 ratios. Federated National was not in the “usual ranges” primarily because of the loss stemming from its other than temporary write down of the WorldCom bonds and because of the short fall in Federated National’s loss and LAE reserves in 2000 and 1999. IRIS ratios in excess of “usual ranges” relative to surplus growth stemmed from the Company’s infusion of $2.1 million into Federated National. Federated National has carefully reviewed its loss and LAE reserves and management believes that such reserves at December 31, 2002 are adequate. American Vehicle was outside NAIC’s usual ranges on six ratios primarily because American Vehicle was in operation for the entire year 2002 as compared to 2001 when it resumed business in November. Prior to 2001 American Vehicle had not written insurance policies since 1997 and was under capitalized. Management does not currently believe that the Florida Department of Financial Services will take any significant action with respect to Federated National or American Vehicle regarding the IRIS ratios, although there can be no assurance that will be the case.

Generally accepted accounting principles differ in some respects from reporting practices prescribed or permitted by the Florida Department of Financial Services. Federated National’s statutory capital and surplus was $9.2 million and $5.7 million as of December 31, 2002 and 2001, respectively. Federated National’s statutory net loss was $2.1 million and $1.4 million for the years ended December 31, 2001 and 2000, respectively. Statutory non-admitted assets were approximately $45,000 and $395,000 as of December 31, 2002 and 2001, respectively. American Vehicle’s statutory capital and surplus was $4.0 million and $3.1 million as of December 31, 2002 and 2001, respectively, and its statutory net income was $135,000 and $64,000 for the years ended December 31, 2002 and 2001, respectively. Statutory non-admitted assets were approximately $16,000 and $13,000 as of December 31, 2002 and 2001, respectively.

(11)

COMMITMENTS AND CONTINGENCIES

In June 2000, a lawsuit was filed against the Company and its directors and executive officers seeking compensatory damages in an undisclosed amount on the basis of allegations that the Company’s amended registration statement dated November 4, 1998 was inaccurate and misleading concerning the manner in which the Company recognized ceded insurance commission income, in violation of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Specifically, the plaintiffs allege that the Company recognized ceded commission income on a written basis, rather than amortized on a pro rata basis. The plaintiffs allege that this was contrary to the Statement of Financial Accounting Concepts Nos. 1, 2 and 5. The Company has since accounted for ceded commission on a pro rata basis and has done so since these matters were brought to the Company’s attention in 1998. Nevertheless, the Company believes that the lawsuit is without merit and is vigorously defending the action, as the Company reasonably relied upon outside subject matter experts to make these determinations at the time. The lawsuit was filed in the United States District Court for the Southern District of New York and seeks class action status.

The plaintiff class purportedly includes purchasers of the Company’s common stock between November 5, 1998 and August 13, 1999. The Court recently denied the Company’s Motion to Dismiss the plaintiffs’ First Amended Complaint and the Company filed an Answer and Affirmative Defenses.

Prior to its acquisition by the Company in 2001, American Vehicle was involved in litigation with a former officer and director. The litigation was adjudicated and American Vehicle, among others, was found liable and paid the final judgment. A petition was filed seeking costs of $136,000 and appellate attorneys fees in excess of $2.0 million for fees American Vehicle’s previous owners have agreed to indemnify the Company against any such fees and costs and, the $500,000 purchase price for American Vehicle is held in escrow pending settlement of the fees and costs issued. On February 26, 2003, the 11th Judicial Circuit in Miami, Florida entered an amended final judgment awarding the plaintiffs $1,140,387 in attorney fees and costs. Both parties are appealing this judgment. Management anticipates that there will be no costs associated with the settlement of this case, consequently, no liability for fees and costs have been accrued.

The Company is involved in other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

The Company, as a direct premium writer in the State of Florida, is required to participate in certain insurer solvency pools under Florida Statutes 631.57(3)(a). Participation in these pools is based on the Company’s written premium by line of business to total premiums written statewide by all insurers. Participation may result in assessments against the Company. The Company was assessed $258,000 and $203,000, for the years ended December 31, 2002 and 2001, respectively. During 2002 the Company recovered $180,000 of the 2001 assessment and is entitled to recover all of these assessments as permitted by the state of Florida through policy surcharges in 2003. For the years ended December 31, 2000 and 1999, no amounts were assessed against the Company.

Federated National and American Vehicle are also required to participate in an insurance apportionment plan under Florida Statutes 627.351 referred to as a Joint Underwriting Association Plan (“JUA Plan”). The “JUA Plan” shall provide for the equitable apportionment of any profits realized, or losses and expenses incurred, among participating insurers. In the event of an underwriting deficit incurred by the “JUA Plan” and the deficit is not recovered through the policyholders in the “JUA Plan,” such deficit shall be recovered from the companies participating in the “Plan” in the proportion that the net direct premiums of each such member written during the preceding calendar year bear to the aggregate net direct premiums written in this state by all members of the joint underwriting “JUA Plan.”

No assessments by have been incurred by either insurance company through the date of issuance of this report.

(12)

LEASES

The Company leases office space under various lease agreements with expiration dates through September 2016. Rental expense associated with operating leases is charged to expense in the period incurred. Rental expenses for 2002, 2001 and 2000 were approximately $756,000, $797,000 and $962,000, respectively, and are included in operating and underwriting expenses in the accompanying consolidated statements of operations.

At December 31, 2002, the minimum aggregate rental commitments are as follows:

Fiscal Year	Leases

2003	$371,433
2004	250,693
2005	159,249
2006	67,885
Thereafter	236,547

Total	$1,085,807

(13)

RELATED PARTY TRANSACTIONS

One of the Company’s directors is a partner at a law firm that handles the Company’s claims litigation. Fees paid to this law firm amounted to approximately $266,000, $530,000 and $533,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

In September 2002, one of the Company’s directors, who is also on the Investment Committee, began to oversee an investment account for the Company. Commission fees paid to this director in 2002 totaled $1,250.

(14)

NET INCOME (LOSS) PER SHARE

Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents outstanding during the periods presented. Options granted in accordance with the Company’s stock option plan are anti-dilutive and are not taken into account in the computation.

At December 31, 2002, 2001 and 2000, warrants issued to two employees to purchase 62,500 shares of common stock at $9 per share were outstanding. At December 31, 2002, 2001 and 2000, warrants sold as part of an underwriting agreement at a price of $0.0001 per warrant, entitling the holder to purchase 125,000 shares of common stock at $10.86 per share, were outstanding. All of these potential common shares were excluded from the computation of net income (loss) per share for 2002, 2001 and 2000 because their inclusion would have an anti-dilutive effect.

A summary of the numerator and denominator of the basic net income (loss) per share is presented below:

	Income (Loss) (Numerator)	Share (Denominator)	Per Share Amount

For the year ended December 31, 2002:
Basic net (loss) per share	$4,570,201	3,005,626	$1.52

For the year ended December 31, 2001:
Basic net (loss) per share	$(992,090)	3,153,640	$(0.31)

For the year ended December 31, 2000:
Basic net (loss) per share	$(522,874)	3,375,498	$(0.15)

(15)

SEGMENT INFORMATION

The Company and its subsidiaries operate principally in two business segments consisting of insurance and financing. The insurance segment consists of underwriting through Federated National and American Vehicle, managing general agent operations through Assurance MGA, claims processing through Superior Adjusting and marketing and distribution through Federated Agency Group, franchised agencies and independent agents. The insurance segment sells primarily standard and nonstandard personal automobile insurance, as well as homeowners and mobile home property and casualty insurance, and includes substantially all aspects of the insurance, distribution and claims process. The financing segment consists of premium financing through Federated Premium Finance. The financing segment provides premium financing to the Company’s insureds, and is marketed through the Company’s distribution network of Company-owned agencies and franchised agencies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies and practices. The Company evaluates its business segments based on GAAP pretax operating earnings. Corporate overhead expenses are not allocated to business segments. Transactions between reportable segments are accounted for at fair value.

Operating segments that are not individually reportable are included in the “All Other” category, which includes the operations of the parent holding company.

Information regarding components of operations for the years ended December 31, 2002, 2001 and 2000 follows:

	2002	2001	2000

TOTAL REVENUES
Insurance Segment
Earned Premiums	$29,393,004	$20,255,561	$20,321,339
Investment Income (Loss)	1,253,215	(1,368,347)	499,331
Adjusting Income	2,886,838	2,605,893	1,858,326
MGA Fee Income	1,970,226	5,843,078	5,410,500
Commission Income	2,568,600	5,524,379	6,355,081
Other Income	812,622	342,044	142,439
Total Insurance Revenue	38,884,505	33,202,608	34,587,016

Financing Segment:
Premium finance income	3,657,942	4,503,994	4,575,674
Consumer loan interest	—	35,340	334,963
Pay advance interest	56,584	567,233	783,843
Miscellaneous Income	—	(15,885)	15,368
Total Financing Revenues	3,714,526	5,090,682	5,709,848
All Other	2,938,991	1,332,819	2,140,538
Total Operating Segments	45,538,022	39,626,109	42,437,402
Intercompany Eliminations	(4,958,477)	(4,149,543)	(4,883,795)
Total Revenues	$40,579,545	$35,476,566	$37,553,607

EARNINGS (LOSS) BEFORE INCOME TAXES
Insurance Segment	$6,104,883	$(4,813,846)	$(2,495,974)
Financing Segment	1,421,302	723,505	1,165,769
All Other	346,865	1,281,803	344,935
Total Operating Segments	7,873,050	(2,808,538)	(985,270)
Intercompany Eliminations	—	—	—

Total Earnings (Loss) before Income Taxes	$7,873,050	$(2,808,538)	$(985,270)

Information regarding total assets as of December 31, 2002 and 2001 follows:

	2002	2001
TOTAL ASSETS
Insurance Segment	$66,663,775	$42,016,846
Finance Segment	7,548,841	10,556,012
All Others	3,003,827	3,633,623
Total Operating Segments	77,216,443	56,206,481
Intercompany Eliminations	(1,898,432)	22,096
Total Assets	$75,318,011	$56,228,577

Supplemental segment information as of and for the year ended December 31, 2002, 2001 and 2000 follows:

	2002	2001	2000

Deferred Policy Acquisition Costs - Insurance Segment	$7,721	$11,952	$1,192,260
Reserves for Unpaid Claims and Claim Adjustment
Expense - Insurance Segment	16,983,756	11,005,337	9,765,848
Unearned Premiums - Insurance Segment	28,934,486	14,951,228	13,038,417
Earned Premiums - Insurance Segment	29,393,004	20,255,561	20,321,339
Net Investment Income (Loss)
Insurance Segment	(116,196)	(1,368,347)	499,331
Other	—	(476,670)	616,826
Total Net Investment Income (Loss)	(116,196)	(1,845,017)	1,116,157

Claims and Adjustment Expenses Incurred Related
to Current Years- Insurance Segment	15,896,251	13,586,426	13,545,562
Claims and Adjustment Expenses Incurred Related
to Prior Years- Insurance Segment	90,874	2,568,476	1,444,556
Amortization of Deferred Acquisition Costs
Insurance Segment	4,450,127	4,210,523	4,617,951
Financing Segment	213,326	406,088	668,284
Eliminations	(2,602,635)	(3,149,373)	(3,612,480)
Total Amortization of Deferred Acquisition Costs	(2,064,314)	1,467,238	1,673,754

Paid Claims and Claim Adjustment Expense - Insurance Segment	13,057,569	17,013,886	12,441,970
Net Premiums Written- Insurance Segment	37,749,640	21,481,934	24,448,673

(16)

STOCK COMPENSATION PLANS

On December 1998, the Company issued warrants to two employees to purchase 62,500 shares of common stock of the Company at $9 per share. The warrants vested immediately and are exercisable between December 1999 and December 2004, at which time if they have not been exercised, they will be canceled. The estimated fair value of these warrants at the date issued was approximately $226,000 using a Black-Scholes option pricing model and assumptions similar to those used for valuing the Company’s stock options as described below. As of December 31, 2002, no warrants have been exercised.

The Company implemented a stock option plan in November 1998 that provides for the granting of stock options to officers, key employees and consultants. The objectives of this plan includes attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire common stock. Options outstanding under this plan have been granted at prices, which are either equal to or above the market value of the stock on the date of grant, vest over a four-year period, and expire ten years after the grant date. Under this plan, the Company is authorized to grant options to purchase up to 600,000 common shares, and, as of December 31, 2002, the Company had granted options to purchase 534,338 shares.

In 2001, the Company implemented a franchisee stock option plan that provides for the granting of stock options to individuals purchasing Company owned agencies which are then converted to franchised agencies. The purpose of the plan is to advance the interests of the Company by providing an additional incentive to encourage managers of Company owned agencies to purchase the agencies and convert them to franchises. Options outstanding under the plan have been granted at prices, which are above the market value of the stock on the date of grant, vest over a ten-year period, and expire ten years after the grant date. Under this plan, the Company is authorized to grant options to purchase up to 689,000 common shares, and, as of December 31, 2002, the Company had granted options to purchase 78,155 shares.

In 2002, the Company implemented its 2002 Option Plan. The purpose of this Plan is to advance the interests of the Company, by providing an additional incentive to attract, retain and motivate highly qualified and competent persons who are key to the Company, including key employees, consultants, independent contractors, Officers and Directors, upon whose efforts and judgment the success of the Company and its Subsidiaries is largely dependent, by authorizing the grant of options to purchase Common Stock of the Company to persons who are eligible to participate hereunder, thereby encouraging stock ownership in the Company by such persons, all upon and subject to the terms and conditions of the Plan. Options outstanding under the plan have been granted at prices, which are above the market value of the stock on the date of grant, vest over a five-year period, and expire six years after the grant date. Under this plan, the Company is authorized to grant options to purchase up to 1,200,000 common shares, and, as of December 31, 2002, the Company had granted options to purchase 727,000 shares.

Activity in the Company’s stock option plans for the period from January 1, 2000 to December 31, 2002 is summarized below:

	1998 Plan		2001 Franchise Plan		2002 Plan
		Weighted Avg. Option Exercise Price		Weighted Avg. Option Exercise Price		Weighted Avg. Option Exercise Price

	Number of Shares		Number of Shares		Number of Shares

Outstanding at December 31, 1999	472,510	$10
Granted	136,500	$10
Exercised	—
Canceled	(121,039)	$10

Outstanding at December 31, 2000	487,971	$10	—
Granted	20,000	$10	83,830	$10
Exercised	—	—
Canceled	(95,399)	$10	—

Outstanding at December 31, 2001	412,572	$10	83,830	$10
Granted	228,265	$10	—		783,000	$13.35
Exercised	(1,000)	$10	—	—
Canceled	(105,499)	$10	(5,675)	$10	(56,000)	$13.35

Outstanding at December 31, 2002	534,338	$10	78,155	$10	727,000	$13.35

Options outstanding as of December 31, 2002 are exercisable as follows:

	1998 Plan		2001 Franchise Plan		2002 Plan
		Weighted Avg. Option Exercise Price		Weighted Avg. Option Exercise Price		Weighted Avg. Option Exercise Price

	Number of Shares		Number of Shares		Number of Shares

Options Exercisable at:
2002	291,509	$10	7,815		—
2003	84,991	$10	6,016	$10	143,000	$13.35
2004	64,705	$10	6,915	$10	143,000	$13.35
2005	48,316	$10	6,916	$10	143,000	$13.35
2006	44,817	$10	6,915	$10	143,000	$13.35
Thereafter	—	—	43,578	$10	155,000	$13.35
	534,338	$10	78,155	$10	727,000	$13.35

The Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, under which no compensation cost for stock options is recognized for stock option awards granted to employees at or above fair market value. Had compensation expense for the Company’s stock compensation plan been determined based upon fair values at the grant dates for awards under the plan in accordance with SFAS No. 123, the Company’s net income (loss) and net income (loss) per share would have been reduced (increased) to the pro forma amounts indicated below. Additional stock option awards are anticipated in future years.

Net Income (loss)	2002	2001	2000

As reported	$4,570,201	$(992,090)	$(522,874)
Pro forma	$2,819,673	$(1,181,855)	$(741,191)
Net income (loss) per share
As reported	$1.52	$(0.31)	$(0.15)
Pro forma	$0.94	$(0.37)	$(0.22)

The weighted average fair value of options granted during 2002, 2001 and 2000 estimated on the date of grant using the Black-Scholes option-pricing model was $2.17 to $8.06 in 2002; $2.38 to $2.92 in 2001; and $2.79 to $6.23 in 2000. The fair value of options granted is estimated on the date of grant using the following assumptions:

	2002	2001	2000

Dividend yield	.073%-3.50%	2.68%-3.20%	0.00%
Expected volatility	120.22%	136%-152%	73%-93%
Risk-free interest rate	4.49%-5.82%	4.89%-5.29%	5.75%
Expected life (in years)	4.83-7.02	10	10

Summary information about the Company’s stock options outstanding at December 31, 2002:

	Range of Exercise Price	Outstanding at 12/31/2002	Weighted Average Contractual Period in Year	Weighted Average Exercise Price	Exercisable at 12/31/02

1998 Plan	$10.00	534,338	7.2	$10.00	291,509
2001 Franchise Plan	$10.00	78,155	7.5	$10.00	7,815
2002 Plan	$12.50-$13.75	727,000	5.4	$13.35	—

(17)

EMPLOYEE BENEFIT PLAN

The Company has established a profit sharing plan under Section 401(k)of the Internal Revenue Code. This plan allows eligible employees to contribute up to 15 percent of their compensation on a pre-tax basis, not to exceed statutory limits. For the years ended December 31, 2002 and 2001, the Company did not contribute to the plan. For the year ended December 31, 2000, the Company declared a discretionary match of 50 percent of the first 6 percent of the employees’ contribution. Such matching Company contributions are vested incrementally over five years. The charge to operations for the Company’s matching contribution was approximately $143,000 in 2000.

(18)

ACQUISITIONS

In August 2001, the Company purchased all of the outstanding stock andall of the outstanding surplus notes of American Vehicle for $500,000 in cash. In addition, the Company agreed to pay two executives of American Vehicle a finders’ fee of $400,000 over a period of three years. Income and expenses of American Vehicle beginning September 1, 2001 are included in the Company’s Consolidated Statements of Operations. The fair value of the net assets (which consisted primarily of marketable securities) of American Vehicle at the date of acquisition was approximately $2.1 million. In accordance with SFAS No. 141, Business Combinations, the excess of the fair value of the net assets purchased over the purchase price has been reported as an extraordinary gain in the accompanying Consolidated Statements of Operations.

American Vehicle was organized and incorporated as a multi-line property and casualty insurance company and primarily wrote nonstandard private passenger automobile liability and physical damage coverage. Pursuant to a January 8, 1998, consent order entered into with the Florida Department of Financial Services, American Vehicle ceased writing new or renewal business and pursuant to an additional consent order, the Company had been placed in Administrative Supervision effective March 2, 2001. Pursuant to a third consent order as of August 30, 2001, the two previous consent orders were vacated and the Florida Department of Financial Services approved this acquisition. Also, pursuant to the third consent order, American Vehicle is not allowed to pay dividends for three years without the Florida Department of Financial Services approval and all contracts with affiliates must also be approved by the Florida Department of Financial Services.

The Consolidated Balance Sheet at December 31, 2001 includes the balance sheet of American Vehicle. The Consolidated Statements of Operations for the year ended December 31, 2001 and the Consolidated Statement of Cash Flow for the year ended December 31, 2001 include American Vehicle from the acquisition date (August 30, 2001) through December 31, 2001.

Unaudited pro forma results of operations giving effect to the acquisition as of the beginning of each year presented are as follows:

	2001	2000

Revenue	$35,545,435	$37,813,233
Income before extraordinary gain	(2,270,396)	(637,823)
Extraordinary gain	1,185,895	1,185,895
Net income	(1,084,501)	548,072

Earnings (loss) per share and earnings
(loss) per share assuming dilution
Net income (loss) before extraordinary gain	$(0.72)	$(0.19)
Extraordinary gain	0.38	0.35
Net income (loss)	(0.34)	0.16

The above pro forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition taken place as of the beginning of each period reported, or of results, which may occur in the future.

(19)

COMPREHENSIVE INCOME (LOSS)

Reclassification adjustments related to the investment securities included in comprehensive income (loss) for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Unrealized holdings net gains (losses) arising during the year	$(103,764)	$143,925	$(665,931)
Reclassification adjustment for (gains) losses included in net income	90,197	1,722,421	576,827
	(13,567)	1,866,346	(89,104)
Tax effect	4,613	(784,079)	33,530

Net depreciation on investment securities	$(8,954)	$1,082,267	$(55,574)

(20)

AUTHORIZATION OF PREFERRED STOCK

The Company’s Amended and Restated Articles of Incorporation authorize the issuance of one million shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, the Company’s board of directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. The Company has not issued preferred shares as of December 31, 2002.

(21)

21ST CENTURY HOLDING COMPANY

The following summarizes the major categories of 21st Century Holding Company’s (parent company only) financial statements:

Condensed Balance Sheets

ASSETS	2002	2001

Cash and cash equivalents	$22,349	$3,853
Investments and advances to subsidiaries.	16,198,995	11,664,309
Deferred income taxes	800,077	1,414,829
Property, plant and equipment, net.	820,466	939,213
Other assets.	843,095	909,315
Total assets	$18,684,982	$14,931,519

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank overdraft.	$11,372	$83,583
Other liabilities	580,549	638,805
Total liabilities.	591,921	722,388

Shareholders’ equity:
Common stock.	34,117	34,107
Additional paid-in capital.	12,855,553	12,833,146
Accumulated other comprehensive deficit	(231,704)	(218,137)
Retained earnings	6,521,027)	2,400,301
Treasury stock.	(1,085,932)	(840,286)
Total shareholders’ equity	18,093,061	14,209,131

Total liabilities and shareholders’ equity	$18,684,982	$14,931,519

Condensed Statements of Operations

	2002	2001	2000

Revenue:
Management fees from subsidiaries.	$1,885,000	$2,939,000	$3,452,500
Equity in income (loss) of subsidiaries.	5,605,148	(2,933,999)	(1,497,354)
Net investment income (loss)	—	(477,445)	688,547
Other income	95,283	155,149	101,280
Total revenue	7,585,431	(317,295)	2,744,973

Expenses:
Advertising.	140,287	958,082	1,477,055
Salaries and wages	457,856	173,777	938,906
Other expenses	733,811	886,536	1,568,118
Total expenses.	1,331,954	2,018,395	3,984,079

Income (loss) before provision for income tax expense and
extraordinary gain	6,253,477	(2,335,690)	(1,239,106)
Benefit (expense) for income tax	(1,683,276)	157,705	716,232

Net income (loss) before extraordinary gain	4,570,201	(2,177,985)	(522,874)

Extraordinary gain	—	1,185,895	—

Net income (loss)	$4,570,201	$(992,090)	$(522,874)

Condensed Statements of Cash Flow

	2002	2001	2000

Cash flow from operating activities:
Net income (loss)	$4,570,201	$(992,090)	$(522,874)
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Equity in income (loss) of subsidiaries.	(2,505,148)	2,933,999	1,497,354
Depreciation and amortization of property plant and equipment.	126,295	174,646	209,917
Deferred income tax expense.	(497,655)	(132,284)	(1,096,850)
Net realized investment (gains) losses	—	477,445	(687,397)
Extraordinary Gain	—	(1,185,895)	—
Changes in operating assets and liabilities:
Other assets	66,220	(37,347)	92,573
Other Liabilities.	(58,256)	231,246	488,511
Net cash provided by (used in) operating activities	1,701,657	1,469,720	(18,766)

Cash flow from investing activities:
Proceeds from sale of investment securities available for sale.	—	31,944,339	18,526,882
Purchases of investment securities available for sale	—	(31,382,730)	(18,878,539)
Purchases of property and equipment	(13,322)	—	(254,629)
Increased capital of subsidiaries	(3,100,000)	—	—
Cash dividends received from subsidiaries	—	2,300,000	—
Net cash used in acquisitions	—	(900,000)	—

Net cash provided by (used in) investing activities	(3,113,322)	1,961,609	(606,286)

Cash flow from financing activities:
Bank overdraft.	(72,211)	83,583	(35,969)
Dividends paid.	(449,475)	(249,675)	(67,260)
Purchases of treasury stock	(245,646)	(784,798)	(291,339)
Advances from (to) subsidiaries	2,197,493	(2,812,133)	1,667,990
Repayment of indebtedness	—	—	(312,823)

Net cash provided by (used in) financing activities	1,430,161	(3,763,023)	960,599

Net (decrease) increase in cash and cash equivalents.	18,496	(331,694)	335,547
Cash and cash equivalents at beginning of year.	3,853	335,547	—

Cash and cash equivalents at end of year.	$22,349	$3,853	$335,547

(22)

SUBSEQUENT EVENTS

Subsequent to December 31, 2002 and the date of presentation, 26,600 options were exercised for $266,000 and two FedUSA franchise agreements were terminated.

SCHEDULE VI - SUPPLEMENTAL INFORMATION CONCERNING PROPERTY-CASUALTY INSURANCE OPERATIONS.

	Loss and loss Adjustment Expenses – Current Year	Loss and loss Adjustment Expenses – Prior Year	Amortization of Deferred policy Acquisition Expenses	Paid losses and Loss adjustment Expenses	Net premiums written

2002	15,896,251	90,874	(2,064,314)	13,057,571	37,749,640

2001	13,586,426	2,568,476	1,467,238	17,027,717	21,481,934

2000	13,545,562	1,444,556	1,673,754	12,441,970	24,448,673

Affiliation with registrant	Deferred policy acquisition costs	Reserves for losses and loss adjustment expenses	Discount, if any, deducted from previous column	Unearned premiums	Net premiums Earned	Net investment income
Consolidated Property and Casualty Subsidiaries

2002	7,721	16,983,756	0	28,934,486	29,393,004	1,253,765

2001	11,952	11,005,337	0	14,951,228	20,255,561	1,066,641

2000	1,192,260	9,765,848	0	13,038,417	20,321,339	1,225,413

21ST CENTURY HOLDING COMPANY

CONSOLIDATED BALANCE SHEETS

	June 30, 2003 Unaudited	December 31, 2002 (See Note 1)

ASSETS

Investments
Fixed maturities, available for sale, at fair value	$31,975,949	$24,693,047
Equity securities	4,248,423	539,706
Mortgage loans	140,506	145,043
Total investments	36,364,878	25,377,796

Cash and cash equivalents	4,662,430	4,478,383
Finance contracts, net of allowance for credit losses of $383,481 in 2003 and $404,356 in 2002	4,886,007	7,217,873
Prepaid reinsurance premiums	8,733,522	11,251,193
Premiums receivable, net of allowance for credit losses of $257,000 and $210,000, respectively	8,411,807	8,373,104
Reinsurance recoverable, net	12,081,875	7,856,972
Deferred acquisition costs, net	829,042	7,721
Deferred income taxes	2,256,445	2,691,309
Property, plant and equipment, net	4,876,547	4,819,617
Goodwill, net	1,739,715	1,789,353
Other assets	1,346,008	1,454,690
Total assets	$86,188,276	$75,318,011

LIABILITIES AND SHAREHOLDERS’ EQUITY

Unpaid losses and loss adjustment expenses	$24,127,582	$16,983,756
Unearned premiums	28,998,579	28,934,486
Premiums deposits	977,393	655,713
Revolving credit outstanding	3,765,476	4,312,420
Bank overdraft	906,895	844,947
Income taxes payable	1,064,067	1,676,020
Accounts payable and accrued expenses	2,787,733	3,764,751
Drafts payable to insurance companies	48,310	48,254
Total liabilities	62,676,035	57,220,347

Commitments and contingencies

Shareholders’ equity:
Common stock of $0.01 par value. Authorized 25,000,000 shares; issued 3,535,371 and 3,411,667 shares, respectively;

Outstanding 3,113,905 and 2,990,201 shares, respectively	35,354	34,117
Additional paid-in capital	14,127,047	12,855,543
Accumulated other comprehensive income (deficit)	(4,642)	(227,091)
Retained earnings	10,452,256	6,521,027
Treasury stock, 421,466 and 421,466 shares, respectively, at cost	(1,097,774)	(1,085,932)

Total shareholders’ equity	23,512,241	18,097,664

Total liabilities and shareholders’ equity	$86,188,276	$75,318,011

See accompanying notes to consolidated financial statements

21ST CENTURY HOLDING COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Revenue
Gross premiums written	$17,578,594	$17,736,724	$34,190,574	$30,811,709
Gross premiums ceded	(5,803,990)	(7,497,560)	(10,202,865)	(13,390,990)
Net premiums written	11,774,604	10,239,164	23,987,709	17,420,719

Decrease in unearned premiums, net of prepaid reinsurance premiums	(825,603)	(3,753,201)	(2,581,764)	(5,500,262)
Net premiums earned	10,949,001	6,485,963	21,405,945	11,920,457

Commission income	315,478	650,071	748,517	1,078,417
Finance revenue	1,135,203	1,192,221	2,263,029	2,253,652
Managing general agent fees	621,316	536,578	1,253,863	879,202
Net investment income	350,465	362,909	715,670	697,531
Net realized investments gains (losses)	1,068,818	(1,513,517)	1,419,700	(1,459,736)
Other income	504,498	639,504	2,000,065	1,874,830
Total revenue	14,944,779	8,353,729	29,806,789	17,244,353

Expenses:
Loss and loss adjustment expenses	7,493,747	3,330,196	14,281,456	6,514,827
Operating and underwriting expenses	2,767,863	2,571,109	5,449,141	5,416,634
Salaries and wages	2,211,484	1,943,354	4,357,819	3,946,244
Amortization of deferred acquisition costs, net	(677,311)	(414,321)	(1,037,492)	(1,100,979)
Total expenses	11,795,783	7,430,338	23,050,924	14,776,726

Income before provision for income tax expense	3,148,996	923,391	6,755,865	2,467,627
Provision for income tax expense	1,035,062	891,350	2,333,530	1,444,216

Net income	$2,113,934	$32,041	$4,422,335	$1,023,411

Basic net income per share	$0.69	$0.01	$1.46	$0.34

Weighted average number of common shares outstanding	3,063,105	3,017,526	3,034,220	3,023,226

Fully diluted net income per share	$0.66	$0.01	$1.41	$0.34

Weighted average number of common shares outstanding
(assuming dilution)	3,194,747	3,020,126	3,125,479	3,023,226

Dividends declared per share	$0.09	$0.02	$0.16	$0.04

See accompanying notes to consolidated financial statements

21ST CENTURY HOLDING COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ending June 30,
	2003	2002

Cash flow from operating activities:
Net income (loss)	$4,422,335	$1,023,411
Adjustments to reconcile net income to net cash (used in)
provided by operating activities:
Amortization (accretion) of investment premium (discount), net	105,772	(43,290)
Depreciation and amortization of property plant and equipment	8,442	172,164
Amortization of goodwill
Deferred income tax expense	434,864	741,672
Net realized investment (gains) losses	(1,419,700)	1,459,736
Amortization of deferred acquisition costs, net	(1,037,492)	(221,479)
Provision for credit losses, net	487,246	795,440
Provision for uncollectible premiums receivable	22,627	103,854
Extraordinary gain
Exercised stock options	1,272,741	12,304
Changes in operating assets and liabilities:
Premiums receivable	(61,330)	(3,234,160)
Prepaid reinsurance premiums	2,517,671	(5,229,410)
Reinsurance recoverable, net	(4,224,903)	(464,027)
Deferred acquisition costs, net	216,171	1,208,426
Goodwill	(220,362)	—
Finance contracts receivable, consumer loans and pay
advances receivable	1,844,620	(3,347,564)
Other assets	108,682	1,198,804
Unpaid losses and loss adjusting expenses	7,143,826	2,149,280
Unearned premiums	64,093	10,738,670
Premium deposits	321,680	264,015
Unearned commissions	—	(632,504)
Income taxes payable	(611,953)	—
Accounts payable and accrued expenses	(958,297)	422,792
Drafts payable to insurance companies	56	230,987

Net cash provided by operating activities	10,436,789	7,349,121

Cash flow from investing activities:
Proceeds from sale of investment securities available for sale	115,612,596	9,871,793
Purchases of investment securities available for sale	(125,067,838)	(16,836,867)

Mortgage loans
Sale of and collection of mortgage loans	4,537	444,670
Purchases of property and equipment	(262,277)	(127,216)
Net cash used in acquisitions
Proceeds from sale of assets	270,000	199,687

Net cash used in investing activities	(9,442,982)	(6,447,933)

Cash flow from financing activities:
Bank overdraft	61,948	(112,378)
Dividends paid	(491,106)	(121,177)
Purchases of treasury stock	(11,842)	(134,035)
Revolving credit outstanding	(546,944)	(293,236)

Net cash used in financing activities	(987,944)	(660,826)

Net (decrease) increase in cash and cash equivalents	5,863	240,362
Cash and cash equivalents at beginning of period	4,478,383	775,699

Cash and cash equivalents at end of period	$4,484,246	$1,016,061

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$109,884	$198,371

Income taxes	$2,450,000	$1,150,258

Non-cash investing and financing activities:
Accrued dividends payable	$279,527	$60,309

Stock issued to employees	$—	$—

Stock received for sale of agency
Notes receivable, net of deferred gains, received for sale of agencies	$14,304	$—

See accompanying notes to consolidated financial statements

21ST CENTURY HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)

ORGANIZATION AND BUSINESS

The accompanying unaudited consolidated financial statements of 21st Century Holding Company (the “Company”) have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X. These financial statements do not include all information and notes required by generally accepted accounting principles for complete financial statements, and should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2002. The December 31, 2002 year-end balance sheet data was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. The financial information furnished reflects all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The results of operations are not necessarily indicative of results of operations, which may be achieved in the future.

The Company is a vertically integrated insurance holding company, which, through its subsidiaries, controls substantially all aspects of the insurance underwriting, distribution and the claims process. The Company underwrites personal automobile insurance, homeowners insurance, general liability (as of June 2003), and mobile home property and casualty insurance in the State of Florida through its wholly-owned subsidiaries, Federated National Insurance Company (“Federated National”) and American Vehicle Insurance Company (“American Vehicle”). The Company internally processes claims made by its own and third party insureds through a wholly-owned claims adjusting company, Superior Adjusting, Inc. (“Superior”). The Company also offers premium financing to its own and third-party insureds through its wholly-owned subsidiary, Federated Premium Finance, Inc. (“Federated Premium”).

The Company markets and distributes its own and third-party insurers’ products and its other services primarily in Central and South Florida, through a network of 23 agencies, owned by Federated Agency Group, Inc. (“Federated Agency Group”), a wholly-owned subsidiary, 42 franchised agencies and approximately 125 independent agents. The Company, through its wholly-owned subsidiary, FedUSA, Inc. (“FedUSA”), franchises agencies under the FedUSA name. As of June 30, 2003, franchises were granted for 42 FedUSA agencies, of which 36 were operating. The Company intends to focus its future expansion efforts for its agency network on franchised agencies.

The Company offers electronic tax filing services through Express Tax Service, Inc., (“Express Tax”), an 80%-owned subsidiary, as well as franchise opportunities for these services. As of June 30, 2003 there were 141 franchises granted in ten states. Revenue is generated through franchise sales, collection of royalties on tax preparation fees, incentives from business partners as well as fees from the preparation of income tax returns and income tax refund anticipation loans. In addition, Express Tax offers tax preparation services through more than 500 licensees nationwide, acting as sales representatives.

(2)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(A)

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of the Company’s financial statements include estimates associated with management’s evaluation of the determination of liability for unpaid losses and loss adjustment expense and the recoverability of goodwill. In addition, significant estimates form the bases for the Company’s reserves with respect to finance contracts, premiums receivable, deferred income taxes and the related valuation allowance, deferred policy acquisition costs and loss contingencies. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, as well as current and expected economic conditions. Management periodically re-evaluates these significant factors and makes adjustments where facts and circumstances dictate.

(B)

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” Statement of Financial Accounting Standard No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Statement of Financial Accounting Standard No. 146 requires that, in certain instances, costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. Statement of Financial Accounting Standard No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of Statement of Financial Accounting Standard No. 146 has no effect on the Company’s financial statements.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 147, “Acquisitions of Certain Financial Institutions,” which clarifies the accounting treatment for acquisitions of financial institutions. In addition, this Statement amends Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. Statement of Financial Accounting Standard No. 147 is effective on October 1, 2002. The adoption of Statement of Financial Accounting Standard No. 147 has no effect on the Company’s financial statements.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” which amended Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation.” The new standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

Additionally, the statement amends the disclosure requirements of Statement of Financial Accounting Standard No. 123 to require prominent disclosures in the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements for fiscal years ending after December 15, 2002. In compliance with Statement of Financial Accounting Standard No. 148, the Company has elected to continue to follow the intrinsic value method in accounting for the Company’s stock-based employee compensation arrangement as defined by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”

(C)

EARNINGS PER SHARE

Basic earnings per share (“Basic EPS”) is computed by dividing net income by the weighted average number of common shares outstanding during each period presented. Diluted earnings per share (“Diluted EPS”) is computed by dividing net income by the weighted average number of common stock and common stock equivalents during the period presented; outstanding warrants and stock options are considered common stock equivalents and are included in the calculation using the treasury stock method. Diluted EPS for the year ended December 31, 2002 excluded the impact of warrants and stock options as their effect would have been anti-dilutive.

(D)

RECLASSIFICATIONS

Certain amounts in 2002 financial statements have been reclassified to conform with 2003 presentation.

(3)

REVOLVING CREDIT OUTSTANDING

Federated Premium’s operations are funded by a revolving loan agreement (“Revolving Agreement”). The Revolving Agreement is structured as a sale of contracts receivable under a sale and assignment agreement with the lender, which gives the lender the right to sell or assign these contracts receivable. Federated Premium, which services these contracts, has recorded transactions under the Revolving Agreement as secured borrowings. The Revolving Agreement, which was amended and revised in September 2001, allowed for a maximum credit commitment of $7.0 million plus an initial additional amount of $700,000 for the transition from September 30, 2001 when the previous agreement expired. The line declined by $100,000 each month beginning November 1, 2001. In September 2002 the line was amended and revised allowing for a maximum credit commitment of $4.0 million. The decline in the required credit commitment is due primarily to Federated National’s and American Vehicle’s newly developed direct bill program. Direct billing is where the insurance company accepts from the insured, as a receivable, a promise to pay the premium, as opposed to requiring the full amount of the policy, either directly from the insured or from a premium finance company. The amount of the lender’s advance is subject to availability under a borrowing base calculation, with maximum advances outstanding not to exceed the maximum credit commitment. The annual interest rate on advances under the Revolving Agreement is the prime rate plus additional interest varying from 1.25% to 3.25% based on the prior month’s ratio of contracts receivable related to insurance companies with an A. M. Best rating of B or worse to total contracts receivable. The Company’s effective interest rate on this line of credit, based on the Company’s average outstanding borrowings under the Revolving Agreement, was 6.23% and 7.84% for the years ended December 31, 2002 and 2001, respectively. Currently, the effective rate of interest for this arrangement is approximately 5.5%. The Revolving Agreement contains various operating and financial covenants, with which the Company was in compliance at June 30, 2003 and December 31, 2002. The Revolving Agreement, as amended, expires September 30, 2004. Outstanding borrowings under the Revolving Agreement as of June 30, 2003 and December 31, 2002 were approximately $3.8 million and $4.3 million, respectively. Outstanding borrowings in excess of the $4.0 million commitment totaled $312,420 for December 31, 2002 and are permissible by reason of a compensating cash balance held for the benefit of the lender. Interest expense on this revolving credit line for the six months ending June 30, 2003 and the year ended December 31, 2002 totaled approximately $110,000 and $342,000, respectively.

(4)

COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

In June 2000, a lawsuit was filed against the Company and its directors and executive officers seeking compensatory damages in an undisclosed amount on the basis of allegations that the Company’s amended registration statement dated November 4, 1998 was inaccurate and misleading concerning the manner in which the Company recognized ceded insurance commission income, in violation of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Specifically, the plaintiffs allege that the Company recognized ceded commission income on a written basis, rather than amortized on a pro rata basis. The plaintiffs allege that this was contrary to the Statement of Financial Accounting Concepts Nos. 1, 2 and 5. The Company has since accounted for ceded commission on a pro rata basis and has done so since these matters were brought to the Company’s attention in 1998. Nevertheless, the Company believes that the lawsuit is without merit and is vigorously defending the action, as the Company reasonably relied upon outside subject matter experts to make these determinations at the time. The lawsuit was filed in the United States District Court for the Southern District of New York and seeks class action status. The plaintiff class purportedly includes purchasers of the Company’s common stock between November 5, 1998 and August 13, 1999. The Court recently denied the Company’s Motion to Dismiss the plaintiffs’ First Amended Complaint and the Company filed an Answer and Affirmative Defenses.

Prior to its acquisition by the Company in 2001, American Vehicle was involved in litigation with a former officer and director. The litigation was adjudicated and American Vehicle, among others, was found liable and paid the final judgment. A petition was filed seeking costs of

$136,000 and appellate attorneys fees in excess of $2.0 million. To secure this obligation, American Vehicle’s previous owners have agreed to indemnify the Company against any award of fees and costsand the $500,000 purchase price for American Vehicle was placed in escrow. On February 26, 2003, the 11th Judicial Circuit in Miami, Florida entered an amended final judgment awarding the plaintiffs $1,140,387 in attorney fees and costs. Both parties are appealing this judgment. Management anticipates that there will be no costs associated with the resolution of this case, consequently, no liability for fees and costs has been accrued.

The Company, as a direct premium writer in the State of Florida, is required to participate in certain insurer solvency pools under Florida Statutes Section 631.57(3)(a). Participation in these pools is based on the Company’s written premiums by line of business to total premiums written statewide by all insurers. Participation may result in assessments against the Company. The Company was assessed $258,000 and $203,000 for the years ended December 31, 2002 and 2001, respectively. Should there be a 2003 assessment, the Company is generally notified in December. During 2002, the Company recovered $180,000 of the 2001 assessment and is entitled to recover all of these assessments as permitted by the State of Florida through policy surcharges in 2003. During the first six months of 2003, the Company has recovered the balance of the 2001 assessment and has recovered $92,000 of the 2002 assessment.

Federated National and American Vehicle are also required to participate in an insurance apportionment plan under Florida Statutes Section 627.351 referred to as a Joint Underwriting Association Plan (“JUA Plan”). The JUA Plan provides for the equitable apportionment of any profits realized, or losses and expenses incurred, among participating insurers. In the event of an underwriting deficit incurred by the JUA Plan which is not recovered through the policyholders in the JUA Plan, such deficit shall be recovered from the companies participating in the JUA Plan in the proportion that the net direct written premiums of each such member during the preceding calendar year bear to the aggregate net direct premiums written in this state by all members of the joint underwriting JUA Plan.

No assessments by have been incurred by either insurance company through the date of issuance of this report.

(5)

COMPREHENSIVE INCOME

For the three and six months ended June 30, 2003 and 2002, comprehensive income consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2001	2002

Net income	$2,113,934	$32,041	$4,422,335	$1,023,411
Change in net unrealized losses on investments held for resale	(373,706)	(1,655,708)	159,461	(2,126,397)

Other comprehensive income, before tax	1,740,228	(1,623,667)	4,581,796	(1,102,986)
Income tax expense related to items of other comprehensive income	94,030	962,943	(62,987)	889,706

Comprehensive income (loss)	$1,834,258	$(660,724)	$4,518,809	$(213,280)

(6)

SEGMENT INFORMATION

The Company and its subsidiaries operate principally in two business segments consisting of insurance and financing. The insurance segment consists of underwriting through Federated National and American Vehicle, managing general agent operations through Assurance MGA, claims processing through Superior, and marketing and distribution through Federated Agency Group. The insurance segment sells personal automobile, general liability and homeowner insurance and includes substantially all aspects of the insurance, distribution and claims process. The financing segment consists of premium financing through Federated Premium. The financing segment provides premium financing to the Company’s insureds and is marketed through the Company’s distribution network of Company-owned agencies and franchised agents.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies and practices. The Company evaluates its business segments based on GAAP pretax operating earnings. Corporate overhead expenses are allocated to business segments. Transactions between reportable segments are accounted for at fair value.

Operating segments that are not individually reportable, based on the extent of the current operations in such segments, are included in the “All Other” category. The “All Other” category currently includes the operations of 21st Century Holding Company, franchise operations and income tax return preparation.

Information regarding components of operations for the three months and six months ended June 30, 2003 and 2002 follows:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Total revenue
Insurance segments	$14,264,666	$7,525,014	$29,714,031	$15,096,003
Financing segment	600,427	1,075,743	1,280,241	2,076,507
All other segments	2,306,362	410,610	3,491,122	1,624,062

Total operating segments	17,171,455	9,011,367	34,485,394	18,796,572
Intercompany eliminations	(2,226,676)	(657,638)	(4,678,605)	(1,552,219)
Total revenues	$14,944,779	$8,353,729	$29,806,789	$17,244,353

Earnings before income taxes
Insurance segments	$2,061,813	$236,465	$5,183,083	$637,879
Financing segments	72,176	411,065	270,849	570,299
All other segments	1,015,007	275,861	1,301,933	1,259,449

Total earnings before income taxes	$3,148,996	$923,391	$6,755,865	$2,467,627

Information regarding total assets as of June 30, 2003 and December 31, 2002:

	June 30, 2003	December 31, 2002

Total assets
Insurance segments	$79,335,230	$66,663,775
Financing segment	6,392,136	7,548,841
All other segments	2,156,370	3,003,827

Total operating segments	87,883,736	77,216,443
Intercompany eliminations	(1,695,460)	(1,898,432)

Total assets	$86,188,276	$75,318,011

(7)

REINSURANCE AGREEMENTS

The quota-share reinsurance treaties include loss corridors with varying layers of coverage based on ultimate incurred loss ratio results. Additionally, the most current of these treaties contain conversion features that may diminish the Company’s ability to collect for loss experience at the election of the reinsurer for loss experience between 66% and 86%. Despite the conversion features, the reinsurer assumes significant insurance risk under the reinsured portions of the underlying insurance contracts and it is reasonably possible that the reinsurer may realize a significant loss from the transaction.

The Company also participates in the Florida Hurricane Catastrophe Fund to protect its interest in insurable risks associated with its homeowner and mobile home owner policies against catastrophic losses. Additionally, the Company has purchased “Excess of Loss” insurance to further protect itself from potential catastrophic events.

(8)

STOCK COMPENSATION PLANS

On December 1998, the Company issued warrants to two employees to purchase 62,500 shares of common stock of the Company at $9.00 per share. The warrants vested immediately and are exercisable between December 1999 and December 2004, at which time if they have not been exercised, they will be canceled. The estimated fair value of these warrants at the date issued was approximately $226,000 using a Black-Scholes option pricing model and assumptions similar to those used for valuing the Company’s stock options as described below. During the six months ended June 30, 2003 exercised warrants totaled 19,700 at an average price of approximately $15.00 per share. As of December 31, 2002, no warrants were exercised.

The Company implemented a stock option plan in November 1998 that provides for the granting of stock options to officers, key employees and consultants. The objectives of this plan include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire common stock. Options outstanding under this plan have been granted at prices, which are either equal to or above the market value of the stock on the date of grant, vest over a four-year period, and expire ten years after the grant date. Under this plan, the Company is authorized to grant options to purchase up to 600,000 common shares, and, as of June 30, 2003 and December 31, 2002, the Company had granted options (net of options granted, exercised and cancelled) to purchase 444,841 and 534,338 shares, respectively.

In 2001, the Company implemented a franchisee stock option plan that provides for the granting of stock options to individuals purchasing Company owned agencies which are then converted to franchised agencies. The purpose of the plan is to advance the interests of the Company by providing an additional incentive to encourage managers of Company owned agencies to purchase the agencies and convert them to franchises. Options outstanding under the plan have been granted at prices that are above the market value of the stock on the date of grant, vest over a ten-year period, and expire ten years after the grant date. Under this plan, the Company is authorized to grant options to purchase up to 689,000 common shares, and as of June 30, 2003 and December 31, 2002, the Company had granted options (net of options granted, exercised and cancelled) to purchase 53,278 and 78,155 shares, respectively.

In 2002, the Company implemented its 2002 Option Plan. The purpose of this Plan is to advance the interests of the Company by providing an additional incentive to attract, retain and motivate highly qualified and competent persons who are key to the Company, including key employees, consultants, independent contractors, officers and directors, upon whose efforts and judgment the success of the Company and its subsidiaries is largely dependent, by authorizing the grant of options to purchase Common Stock of the Company to persons who are eligible to participate hereunder, thereby encouraging stock ownership in the Company by such persons, all upon and subject to the terms and conditions of the Plan. Options outstanding under the Plan have been granted at prices that are above the market value of the stock on the date of grant, vest over a five-year period, and expire six years after the grant date. Under this Plan, the Company is authorized to grant options to purchase up to 1,200,000 common shares, and, as of June 30, 2003 and December 31, 2002, the Company had granted options (net of options granted, exercised and cancelled) to purchase 751,000 and 727,000 shares, respectively.

(8)

STOCK COMPENSATION PLANS (CONTINUED)

Activity in the Company’s stock option plans for the period from January 1, 2000 to June 30, 2003, is summarized below:

	1998 Plan		2001 Franchisee Plan		2002 Plan
		Weighted Avg. Option Exercise Price		Weighted Avg. Option Exercise Price		Weighted Avg. Option Exercise Price

	Number of Share		Number of Shares		Number of Shares

Outstanding at December 31, 2000	487,971	$10.00	—
Granted	20,000	$10.00	83,830	$10.00
Exercised	—
Cancelled	(95,399)	$10.00	—

Outstanding at December 31, 2001	412,572	$10.00	83,830	$10.00	—
Granted	228,265	$10.00			783,000	$13.35
Exercised	(1,000)				—	—
Cancelled	(105,499)	$10.00	(5,675)		(56,000)	$13.35

Outstanding at December 31, 2002	534,338	$10.00	78,155	$10.00	727,000	$13.35
Granted	—	$10.00	10,000	$10.00	61,000	$14.08
Exercised	(71,097)	$10.00	(34,877)	$10.00	—
Cancelled	(18,400)	$10.00	—		(37,000)	$13.85

Outstanding at June 30, 2003	444,841	$10.00	53,278	$10.00	751,000	$13.38

Options outstanding as of June 30, 2003 are exercisable as follows:

	1998 Plan		2001 Franchisee Plan		2002 Plan
		Weighted Avg. Option Exercise Price		Weighted Avg. Option Exercise Price		Weighted Avg. Option Exercise Price

	Number of Shares		Number of Shares		Number of Shares

Options Exercisable At:
June 30, 2003	271,403	$10.00	14,842	$10.00	127,800	$13.35
December 31, 2003	19,000	$10.00	29,617	$10.00	7,300	$13.35
December 31, 2004	63,305	$10.00	378	$10.00	149,800	$13.35
December 31, 2005	47,316	$10.00	378	$10.00	149,800	$13.35
December 31, 2006	43,817	$10.00	378	$10.00	149,800	$13.35
December 31, 2007	—		378	$10.00	149,800	$13.35
Thereafter	—		7,307	$10.00	16,700	$14.08

The Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, under which no compensation cost for stock options is recognized for stock option awards granted to employees at or above fair market value. Had compensation expense for the Company’s stock compensation plans been determined based upon fair values at the grant dates for awards under the plan in accordance with SFAS No. 123, the Company’s net income (loss) and net income (loss) per share would have been reduced (increased) to the pro forma amounts indicated below. Additional stock option awards are anticipated in future years.

	June 30, 2003	December 31, 2002	December 31, 2001
Net Income
As reported	$4,422,335	$4,570,201	$(992,090)
Pro forma	$4,161,775	$2,819,673	$(1,181,855)
Net income (loss) per share
As reported - Basic	$1.46	$1.52	$(0.31)
As reported - Diluted	$1.41	$1.52	$(0.31)
Pro forma - Basic	$1.37	$0.94	$(0.37)
Pro forma - Diluted	$1.33	$0.94	$(0.37)

The weighted average fair value of options granted during 2002, 2001 and 2000 estimated on the date of grant using the Black-Scholes option-pricing model was $2.17 to $8.06 in 2002; $2.38 to $2.92 in 2001; and $2.79 to $6.23 in 2000. The fair value of options granted is estimated on the date of grant using the following assumptions:

	June 30, 2003	December 31, 2002	December 31, 2001

Dividend yield	1.38%-2.25%	.073%-3.5%	2.68%-3.20%
Expected volatility	112.73%	120.22%	136%-152%
Risk-free interest rate	5.62%	4.49%-5.82%	4.89%-5.29%
Expected life (in years)	4.14-6.50	4.83-7.02	10

Summary information about the Company’s stock options outstanding at June 30, 2003:

	Range of Exercise Price	Outstanding at 6/30/2003	Weighted Average Contractual Period in Years	Weighted Average Exercise Price	Exercisable at 6/30/03

1998 Plan	$10.00	444,841	4.1	$10.00	271,403
2001 Franchise Plan	$10.00	53,278	6.5	$10.00	14,842
2002 Plan	$12.50-$13.75	751,000	4.5	$13.35	127,800

No dealer, salesperson, or any other person has been

authorized to give any information or to make any

representations in connection with this offering other

than those contained in this prospectus, and, if given

or made, such information or representations must

not be relied upon as having been authorized by us or

the underwriters. Neither the delivery of this

prospectus nor any sale made hereunder shall, under

any circumstances, create any implication that there

has been no change in our affairs since the date

hereof or since the dates as of which information is

set forth herein. This prospectus does not constitute

an offer to sell or a solicitation of an offer to buy any

of the securities offered hereby in any jurisdiction to

any person to whom it is unlawful to make such offer

in such jurisdiction.

625,000 Shares 21st Century Holding Company Common Stock _____________ PROSPECTUS _____________ September ___, 2003

PART II

Information not Required in Prospectus

Item 13.  Other Expenses of Issuance and Distribution

The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this Registration Statement (other than underwriting discounts and commissions) will be as follows:

Securities and Exchange Commission registration fee

Nasdaq additional listing fee

Printing expenses*

Accounting fees and expenses*

Legal fees and expenses*

Transfer agent’s fees and expenses*

Miscellaneous*

$793.33 ** ** ** ** ** **
TOTAL	$	**

——————

*

All amounts except the Securities and Exchange Commission registration fee and the Nasdaq additional listing fee are estimated.

**

To be provided by amendment.

Item 14.  Indemnification of Directors and Officers.

The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such law. The Registrant’s Amended and Restated Articles of Incorporation provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law. The Registrant is also a party to indemnification agreements with each of its directors and officers.

Item 15.  Recent Sales of Unregistered Securities.

During the quarter ended June 30, 2003, the Registrant issued 2,000 shares of common stock to an officer representing his bonus in accordance with his employment contract. The foregoing shares were issued without registration pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On July 31, 2003, the Registrant completed a private placement of its notes, which were offered and sold to accredited investors as units consisting of one note with a principal amount of $1,000 and one warrant to purchase one-half of one share of the Company’s common stock. The Registrant sold an aggregate of $7.5 million of notes in this placement, which resulted in proceeds to the Registrant (net of placement agent fees of $450,723.83 and offering expenses of $110,778.10) of $6,938,498.07.

The notes pay interest at the annual rate of 6%, are subordinated to senior debt of the Registrant, and mature on July 31, 2006. Quarterly payments of principal and interest due on the notes may be made in cash or, at the Registrant’s option, in shares of the Registrant’s common stock. If paid in shares of common stock, the number of shares to be issued shall be determined by dividing the payment due by 95% of the weighted-average volume price for the common stock on Nasdaq as reported by Bloomberg for the 20 consecutive trading days preceding the payment date.

The Registrant issued warrants to purchase shares of the Registrant’s common stock to the purchasers of the notes and to the placement agent in the offering, J. Giordano. Each warrant entitles the holder to purchase one-half of one share of the Registrant’s common stock. The total number of shares issuable upon exercise of warrants issued to the purchasers of the notes and to J. Giordano shall be determined after the expiration of 60 consecutive trading days following July 31, 2003, which was the date of closing of the offering. The number of shares issuable upon exercise of the warrants issued to purchasers shall equal $7.5 million divided by the exercise price of the warrants. The number of shares issuable upon exercise of the warrants issued to J. Giordano shall equal $300,000 divided by the exercise price of the warrants. The exercise price of the warrants shall equal 115% of the weighted-average volume price of the common stock on Nasdaq as reported by Bloomberg for the 60 consecutive trading days following July 31, 2003, with a maximum of $25.00 per share and a minimum of $15.00 per share. The terms of the warrants provide for adjustment of the exercise price and the number of shares issuable thereunder upon the occurrence of certain events typical for private offerings of this type. The warrants will be exercisable until July 31, 2006.

The Registrant will not issue shares in payment of principal or interest on the notes, nor will it issue shares upon exercise of the warrants, and the warrant exercise price will not be adjusted, if any of the foregoing would cause the Registrant to issue shares of common stock exceeding the number of shares that the Registrant could then issue in compliance with Section 4350(i) of the rules and regulations of Nasdaq, or any successor rule or regulation (the “Nasdaq Rule”). Under the Nasdaq Rule, a company may not issue shares, and may not issue securities convertible into shares, where the shares issued could in the aggregate equal 20% or more of the voting power of the shares outstanding, without obtaining shareholder approval. The Registrant has agreed to include a proposal for the issuance of the foregoing shares in the proxy statement for its 2004 annual meeting of shareholders. If, because the Registrant has not obtained the requisite shareholder approval and the warrant exercise price and number of shares issuable upon exercise cannot be adjusted under the anti-dilution provisions of the warrants as a result of specific issuances of common stock at less than fair market value, then the exercise price of the warrants will be reduced to the issuance price of the common stock that triggered the anti-dilution adjustment.

During the quarter ended June 30, 2002, the Company issued 2,600 shares of common stock to an officer and director representing his bonus in accordance with his employment contract. No commissions were paid in connection with the issuance of the foregoing shares, which were issued without registration pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

During the quarter ended March 31, 2001, the Company issued 51,700 shares of common stock to four employees representing their bonuses in accordance with each of their respective employment contracts. No commissions were paid in connection with the issuance of the foregoing shares, which were issued without registration pursuant to the exemption afforded by Section 4(2) of the Securities of 1933.

The following unregistered shares of the Company’s Common Stock were issued in 2000:

Number	Date	Reason

20,000	January 2000	Employees’ bonuses
20,667	June 2000	Payment on note payable

No commissions were paid in connection with the foregoing issuances, which were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

Item 16.  Exhibits and Financial Statement Schedules.

(a)

 Exhibits

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation (1)
3.2	Form of Registrant’s Amended and Restated Bylaws (1)
4.1	Specimen of Common Stock Certificate (1)
4.2	Revised Representative’s Warrant Agreement including form of Representative’s Warrant (2)
4.3	Form of 6% Senior Subordinated Note due July 31, 2006 (3)
4.4	Form of Redeemable Warrant dated July 31, 2003 (3)
5.1	Opinion of Broad and Cassel (4)
10.1	Stock Option Plan, as amended (5)*
10.2	Employment Agreement between the Registrant and Edward J. Lawson (1)*
10.3	Employment Agreement between the Registrant and Michele V. Lawson (1)*
10.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (1)*
10.5	Revolving Credit and Term Loan Agreement between FlatIron Funding Company, LLC and FPF, Inc., as amended (1)
10.9	Employment Agreement between Registrant and Richard A. Widdicombe (6)*
10.12

Third Modification Agreement to Revolving Credit and Term Loan

Agreement between FlatIron Funding Company, LLC and FPF, Inc., and

Sale and Assignment Agreement between Federated Premium and FPF, Inc. (7)

10.13

Fourth Modification Agreement to Revolving Credit and Term Loan

Agreement between Federated Premium Finance, Inc., FlatIron Funding

Company, LLC, FlatIron Funding Company and FlatIron Credit Company,

Inc. (8)

10.14	Sale and Assignment Agreement between Federated Premium Finance, Inc. and FPF, Inc.
10.15	Premium Receivable Servicing Agreement between Federated Premium Finance, Inc. and FPF, Inc. (8)
10.21	First Modification Agreement between Federated Premium Finance, Inc. and FPF, Inc. (9)

10.22	General Agency Agreement dated August 1, 1998 between Federated National Insurance Company and Assurance Managing General Agents, Inc. (10)
10.23	Managing General Agency Agreement dated September 4, 2001 between American Vehicle Insurance Company and Assurance Managing General Agents, Inc. (10)
16.1	Letter from McKean, Paul, Chrycy, Fletcher & Co. (11)
21.1	Subsidiaries of the Registrant (8)
23.1	Consent of McKean, Paul, Chrycy, Fletcher & Co., Independent Certified Public Accountants (12)
23.2	Consent of De Meo, Young, McGrath, Independent Certified Public Accountants (12)
23.3	Consent of Broad and Cassel (included in Exhibit 5.1 hereto) (4)

——————

*

Management Compensation Plan or Arrangement

(1)

Previously filed exhibit of the same number to the Registrant’s Registration Statement on Form SB-2 (File No. 333-63623) and incorporated herein by reference.

(2)

Previously filed exhibit of the same number of the 1998 Annual Report on Form 10-KSB,

(3)

Previously filed as Exhibits 4.1 and 4.2, respectively, to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

(4)

To be filed by amendment.

(5)

Previously as an exhibit to the Company’s 2000 Annual Meeting Proxy Statement.

(6)

Previously filed exhibit of the same number of the 1999 Annual Report on Form 10-KSB.

(7)

Previously filed exhibit of the same number of the 2000 Annual Report on Form 10-KSB.

(8)

Previously filed exhibit of the same number of the 2001 Annual Report on Form 10-K.

(9)

Previously filed exhibit of the same number of the 2002 Annual Report on Form 10-K as originally filed.

(10)

Previously filed exhibit of the same number of the Amendment No. 1 to the Form 10-K/A for 2002.

(11)

Previously filed exhibit of the same number of Form 8-K dated December 4, 2002.

(12)

Filed herewith.

(b)

Financial Statement Schedules

Schedule No.	Description

VI (§7.05(c) of Regulation S-X)	Supplemental information concerning property– casualty insurance companies.

Item 17.

Undertakings

The undersigned Registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

(b)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plantation, State of Florida on the 11th day of September, 2003.

21st CENTURY HOLDING COMPANY

By: /s/ EDWARD J. LAWSON
Edward J. Lawson
Chairman of the Board and President

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Edward J. Lawson and Richard A. Widdicombe, or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ EDWARD J. LAWSON Edward J. Lawson	Chairman of the Board and President	September 11, 2003
/s/ JAMES G. JENNINGS, III James G. Jennings, III	Chief Financial Officer (Principal Financial and Accounting Officer)	September 11, 2003
/s/ RICHARD A. WIDDICOMBE Richard A. Widdicombe	Chief Executive Officer and Director; President of Federated National, American Vehicle, and Assurance MGA (Principal Executive Officer)	September 11, 2003

Signatures	Title	Date

/s/ CARL DORF Carl Dorf	Director	September 11, 2003

/s/ CHARLES B. HART, Jr. Charles B. Hart, Jr.	Director	September 11, 2003

/s/ BRUCE SIMBERG Bruce Simberg	Director	September 11, 2003

/s/ JAMES DEPELISI James DePelisi	Director	September 11, 2003

/s/ RICHARD W. WILCOX, JR. Richard W. Wilcox, Jr.	Director	September 11, 2003

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of McKean, Paul, Chrycy, Fletcher & Co., Independent Certified Public Accountants
23.2	Consent of De Meo, Young, McGrath, Independent Certified Public Accountants